Exhibit 2.1

Deed Register No. 3071  /2025

Project Dolphin

Done at Diisseldorf on 22 and 23 September 2025.

Before me,

Dr. Joachim Tebben

Notary with offices in Diisseldorf

appeared:

1.	Dr. Markus Martin,

born on [***],

with business address at Gleiss Lutz Hootz Hirsch PartmbB Rechtsanwalte, Steuer-berater, LautenschlagerstraBe 21, 70173 Stuttgart, Germany,

who established his identity by presenting his identity card, and

Dr. Philipp Pordzik,

born on [***],

with business address at Gleiss Lutz Hootz Hirsch PartmbB Rechtsanwalte, Steuer-berater, Taunusanlage 11, 60329 Frankfurt am Main, Germany,

who established his identity by presenting his identity card,

both acting based on a power of attorney, a copy of which was presented and is attached to this deed, and under exclusion of any personal liability, in the name and on behalf of

NORMA Group SE, a European company (Societas Europaea) incorporated under the laws of Germany, having its registered seat in Maintal, Germany, registered with the commercial register of the local court of Hanau under no. HRB 94473, with business address at Edisonstr. 4, 63477 Maintal, Germany,

2.	Mr. Oleg Goldschmidt,

born on [***],

with business address at Hengeler Mueller Partnerschaft von Rechtsanwalten mbB,

Benrather StraBe 18-20, 40213 Diisseldorf, Germany,

who is personally known to the notary,

acting based on a power of attorney, the original of which was presented and a herewith certified copy of which is attached to this deed, and under exclusion of any personal liability, in the name and on behalf of

Advanced Drainage Systems, Inc., a corporation incorporated under the laws of the State of Delaware, USA, registered with the Corporation Registry of the Division of Corporations of the Secretary of State of the State of Delaware under file number 648730, with business address at 4640 Trueman Boulevard, Hilliard, Ohio 43026, USA.

The notary and the persons appearing are in sufficient command of the English language. At the request of the persons appearing, the notarization was done in English language.

The persons appeared declared:

In preparation for entering into this agreement the parties have arranged the notarization of a reference deed (deed register no. 3070/2025 of the certifying notary, hereinafter “Reference Deed”). The original of the Reference Deed was available at this notarization and has been presented to the appeared persons for their review.

All annexes, exhibits and schedules referred to in this deed are annexes, exhibits and schedules to this deed or the Reference Deed unless explicitly specified otherwise. If reference is made in this deed or in the Reference Deed to annexes, exhibits or schedules which are not attached to either this deed or the Reference Deed, the parties agree that such annexes, exhibits or schedules shall not be deemed part of this agreement, unless they are to be qualified as publicly available documents which do not require notarization in order to be made part of this agreement (such as legal statutes, statutory regulations, DIN standards).

After having been instructed by the notary about the legal implications, the appeared persons stated unanimously:

We have taken note of the Reference Deed’s content. We make reference (verweisen) to the Reference Deed pursuant to sec. 13a German Notarization Act (Beurkundungsgesetz) and agree to have its content construed as part of the provisions included in this deed. As a precaution we herewith confirm approval of all declarations made in the Reference Deed and any authorizations granted therein. We waive to have read out the Reference Deed again, to have it attached to today’s deed and to have it attached to executed copies of this deed.

Further, we make reference to Exhibits 1, (A)-A, (A)-B, 2.2 and 31.1.1-A, which are attached to today’s deed. We waive the requirement to have the Exhibits (A)-B and 2.2 read to us and have signed these exhibits on each page pursuant to sec. 14 BeurkG.

This being said, the persons appearing declared for notarization:

Reference is made to the

Master Share Purchase Agreement

attached as Annex to this deed.

NORMA Group SE and Advanced Drainage Systems, Inc. hereby enter into the Master Share Purchase Agreement concerning the sale and purchase of shares in certain indirect subsidiaries of NORMA Group SE.

This deed including the Annex and Exhibits 1, (A)-A and 31.1.1-A thereto were read aloud to the appeared persons by the notary, Exhibits (A)-B and 2.2 presented to the appeared persons for inspection, everything approved by the appeared persons and signed by them and the notary in their own hand as follows:

/s/ Dr. Markus Martin
Dr. Markus Martin

/s/ Dr. Philipp Pordzik
Dr. Philipp Pordzik

/s/ Oleg Goldschmidt
Oleg Goldschmidt

Annex

Notarial Deed

of 22 and 23 September 2025

of Notary Dr. Joachim Tebben in Düsseldorf

- Deed Register No. 3071 of 2025 -

Master Share Purchase Agreement

Notarial Deed

of 22 and 23 September 2025

of Notary Dr. Joachim Tebben in Düsseldorf

- Deed Register No. 3071 of 2025 -

Powers of Attorney

Agreed Execution Version

September 23, 2025

Project Dolphin

Master Share Purchase Agreement

between

NORMA Group SE

and

Advanced Drainage Systems, Inc.

dated

September 23, 2025

TABLE OF CONTENTS

Preamble			5

I.	Definitions and Exhibits		6

	1.	Definitions and Interpretation	6

II.	Current Status		6

	2.	Current Status	6

III.	Sale and Transfer		6

	3.	Sale and Transfer of the Sold Shares	6

	4.	Effective Date	8

IV.	Purchase Price; Payments		9

	5.	Purchase Price; Preliminary Purchase Price	9

	6.	Purchase Price Adjustment	10

	7.	Payments	15

V.	Certain Pre-Closing Transfers		16

	8.	Employees and Benefits	16

	9.	Transfer of Certain Contracts	18

	10.	Transfer of Certain Inventories and Assets	20

VI.	Ancillary Agreements		21

	11.	Ancillary Agreements	21

VII.	Separation from the Seller Group		21

	12.	Termination of Intragroup Financing Agreements	21

	13.	Facilities Agreement	22

	14.	Factoring Arrangements	23

	15.	Termination of other Intragroup Contracts	23

	16.	Release from Intragroup Securities	24

	17.	Resignation or Removal of Directors and Officers	25

	18.	IT Separation and Costs	25

	19.	Insurances	26

	20.	Reverse Indemnity	27

	21.	Retained Business Indemnity	28

	22.	Wrong-Pocket Transfers	29

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VIII.	Further Pre-Closing Covenants		31

	23.	Regulatory Clearances	31

	24.	Conduct of Business until the Closing Date	33

	25.	Long-Term Incentive Plan	36

	26.	Dematerialization of Accounts	37

	27.	Pre-Closing Access	38

IX.	Closing		40

	28.	Closing Conditions	40

	29.	Obligation to Perform Closing; Scheduled Closing Date	42

	30.	Closing Actions	43

X.	Warranties		44

	31.	Warranties of Seller	44

	32.	Warranties of Purchaser	47

XI.	Remedies; Purchaser Claim Procedure		49

	33.	Remedies; Purchaser Claim Procedure	49

XII.	Taxes		52

	34.	Taxes	52

XIII.	Limitations		61

	35.	Limitations of Liability of Seller	61

XIV.	Post-Closing Covenants		65

	36.	Restrictive Covenants	65

	37.	Maintenance of Records; Access to Information	67

	38.	Prohibited Designations	68

	39.	Support of Seller Group Accounting	69

	40.	Restrictions on Tax Elections and Tax Accounting Methods	70

	41.	CA Litigation	70

XV.	Withdrawal Rights		70

	42.	Withdrawal from this Agreement	70

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XVI.	Miscellaneous		72

	43.	Precedence of this Agreement	72

	44.	No Assignment of Claims	73

	45.	Confidentiality	73

	46.	Costs and Expenses	74

	47.	Notices; Agent for Service of Process	75

	48.	General Provisions	76

LIST OF EXHIBITS			78

EXHIBIT 1 (DEFINITIONS AND INTERPRETATION)			80

	1.	Definitions	80

	2.	List of Definitions	84

	3.	Rules of Interpretation	87

EXHIBIT (A)-A (BUSINESS)			89

EXHIBIT (A)-B (COMPANIES)			90

EXHIBIT 2.2 (SUBSIDIARIES)			93

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Master Share Purchase Agreement

between

(1)

NORMA Group SE, a European company (Societas Europaea) incorporated under the laws of Germany, having its registered seat in Maintal, Germany, registered with the commercial register of the local court of Hanau under no. HRB 94473, with business address at Edisonstr. 4, 63477 Maintal, Germany (“Seller”); and

(2)

Advanced Drainage Systems, Inc., a corporation incorporated under the laws of the State of Delaware, USA, registered with the Corporation Registry of the Division of Corporations of the Secretary of State of the State of Delaware under file number 648730, with business address at 4640 Trueman Boulevard, Hilliard, Ohio 43026, USA (“Purchaser”).

Seller and Purchaser are each individually also referred to as a “Party” and collectively as the “Parties”.

Preamble

(A)

Seller Group, as part of its global operations, conducts the water management business described in Exhibit (A)-A (the “Business”; any business activities of any Seller Group Entity other than the Business, collectively, the “Retained Business”) across multiple jurisdictions, mainly through several indirect subsidiaries, specifically those listed in Exhibit (A)-B (the “Companies”) and their respective subsidiaries, as further specified in this Agreement.

(B)	The shares in the Companies are directly held by the local share transferors (the “Local Share Transferors”) identified in Exhibit (A)-B.

(C)	Purchaser is a manufacturer of water management solutions for use across a broad range of applications, including residential, non-residential, infrastructure and agricultural applications.

(D)

Seller intends to sell and, through the applicable Local Share Transferors, assign and transfer all shares in the Companies to Purchaser and/or one or more Affiliates of Purchaser. Purchaser, together with any of its Affiliates acquiring shares in the Companies, intends to purchase and acquire all such shares, in each case in accordance with the terms and conditions of this Agreement.

Therefore, the Parties hereby agree as follows (the “Agreement”, and the transactions contemplated by this Agreement, the “Transaction”).

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I. Definitions and Exhibits

1.	Definitions and Interpretation

Certain defined terms and interpretative matters which form an integral part of this Agreement are set forth in Exhibit 1.

II. Current Status

2.	Current Status

2.1	Seller indirectly holds the following shares in the Companies, which are directly held by the Local Share Transferors:

a)	all shares (i.e. 100,000 shares of common stock with a par value of USD 0.01 (in words: one U.S. cent) each) in National Diversified Sales, Inc. (“NDS”, and the shares, the “Sold NDS Shares”);

b)	all shares (i.e. 100% of the share capital in the amount of EUR 20,000 (in words: twenty thousand Euros)) in Teco S.r.l. (the “Sold Teco Shares”);

c)

all shares (i.e. 23,847,005 shares with a nominal amount of INR 10 (in words: ten Indian Rupee) each) in Kimplas Piping Systems Private Limited (the “Sold Kimplas Shares”), including one minority share (the “Minority Share”) held by the Local Share Transferor NORMA Group Holding GmbH; and

d)	all shares (i.e. 1,980,000 ordinary shares) in NORMA Products Malaysia Sdn. Bhd. (the “Sold NORMA Products Shares”);

(all shares in the Companies at Closing, regardless of whether the number or designation of such shares set out in this Section 2.1 is correct, the “Sold Shares”).

2.2	The Companies hold equity interests in the legal entities set forth in Exhibit 2.2 (the “Subsidiaries”; and together with the Companies, the “Target Group Companies”).

III. Sale and Transfer

3.	Sale and Transfer of the Sold Shares

3.1	Seller hereby sells to Purchaser, and Purchaser hereby purchases from Seller, the Sold Shares (except for the Minority Share).

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3.2

On the Scheduled Closing Date, Seller shall cause the Local Share Transferors, and subject to Section 3.4, Purchaser shall, and shall cause the Minority Share Purchaser (as defined below), to enter into the share transfer agreements substantially in the form attached hereto as Exhibit 3.2 (the “Local Share Transfer Agreements”) in order to

a)

assign and transfer, and to the extent required pursuant to applicable local law, sell, the Sold Shares (except for the Minority Share) to Purchaser (or the applicable Acquiring Purchaser Affiliate), and

b)

sell, assign and transfer the Minority Share to a Purchaser Affiliate Notified by the Purchaser to the Seller (the “Minority Share Purchaser”) no later than ten (10) Business Days prior to the Scheduled Closing Date, in each case subject to the occurrence of, and with in rem effect (mit dinglicher Wirkung) as of, Closing (the “Transfer Condition”). The Transfer Condition shall be deemed fulfilled at the latest with the execution of the Closing Memorandum by Seller and Purchaser.

3.3	The Local Share Transfer Agreements are subject to any changes (i) required to satisfy requirements of applicable law in the applicable jurisdiction, or (ii) jointly agreed upon by the Parties.

3.4

Purchaser may, by Notice to Seller to be delivered by no later than the 10th Business Day prior to the Scheduled Closing Date, designate one or more Purchaser Affiliates to enter into the Local Share Transfer Agreements (any such Purchaser Affiliate, an “Acquiring Purchaser Affiliate”). Any such designation shall not relieve Purchaser of any of its obligations or liabilities under or in connection with this Agreement. Purchaser shall procure that no Acquiring Purchaser Affiliate shall raise any claims against the Seller or any of the Local Share Transferors under or in connection with this Agreement or any of the Local Share Transfer Agreements other than claims for the transfer of the Sold Shares against the applicable Local Share Transferor. Purchaser shall be jointly and severally liable for any obligations and liabilities of any of the Acquiring Purchaser Affiliates.

3.5

As promptly as practicable after the Signing Date, Seller shall, and shall cause Kimplas Piping Systems Private Limited to, use commercially reasonable efforts to take such actions as are reasonably requested by Purchaser in writing for the purposes of perfecting the Local Share Transferor NORMA Group Holding GmbH’s title to the Minority Share and effecting the transfer of the Minority Share to Purchaser pursuant to this Agreement, including by using commercially reasonable efforts to cause the individual set forth in Exhibit 3.5 to execute such documents (including duly stamped share transfer forms, Form FCTRS and any other instruments of transfer as required under applicable law) and take such other actions (including making all required filings and submissions under applicable law including filings with Reserve Bank of India) as may be reasonably requested by Purchaser in writing to release any claim that such employee may have to any interest in the Minority Share and confirm the Local Share Transferor NORMA Group Holding GmbH’s title to the Minority Share.

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4.	Effective Date

4.1	Definition

The sale and purchase of the Sold Shares shall, subject to the occurrence of Closing, have economic effect as of 0:00 hours CET (start of day) of the first day of the calendar month in which the Closing occurs (that point in time, the “Effective Date”). With regard to the Sold Shares, the transfer shall include all ancillary rights (Nebenrechte) and obligations pertaining to the Sold Shares as from the Effective Date, including rights to profits that have not been distributed prior to the Effective Date.

4.2	Interim Period

4.2.1

In the period between the Effective Date and the fulfilment of the Transfer Condition, Seller’s obligations pursuant to Section 24.1 shall continue to apply; and Seller shall procure that no Post–Effective Date Leakage occurs (the “No-Leakage Undertaking”).

4.2.2	“Post–Effective Date Leakage” means any transfer of value from any Target Group Company to, or for the benefit of, a Seller Group Entity, including the following:

a)	any dividend or distribution (whether in cash or in kind) or return of capital (whether by way of capital reduction, redemption or share buy-back) to Seller or any Seller Affiliate;

b)	any transfer of assets or payment of any charge or fee to Seller or any Seller Affiliate, unless made under commercial agreements in the ordinary course of business and on arm’s-length terms;

c)	any waiver or release of any liability owed to a Target Group Company by Purchaser or any Purchaser Affiliate; and

d)	any agreement or commitment to do any of the foregoing.

4.2.3

Seller shall, between the Effective Date and the Closing, not take any actions or cause any Target Group Company to take any actions that result in the incurrence of any obligation or liability that would have constituted Effective Date Financial Debt had it been outstanding as of the Effective Date (“Post–Effective Date Debt”).

4.2.4

Purchaser’s sole and exclusive remedy for any breach by Seller of this Section 4.2 will be a dollar-for-dollar reduction of the Purchase Price by an amount equal to the Post-Effective Date Leakage and/or the Post-Effective Date Debt.

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IV. Purchase Price; Payments

5.	Purchase Price; Preliminary Purchase Price

5.1	Purchase Price

5.1.1	The purchase price (the “Purchase Price”) to be paid by Purchaser as consideration for the Sold Shares shall be the aggregate of

a)	a fixed amount of USD 1,000,000,000 (in words: one billion U.S. dollars) (the “Base Amount”);

b)	minus the Effective Date Financial Debt of the Target Group Companies as per the Effective Date, as determined in the Final Effective Date Statements;

c)	plus the Effective Date Cash of the Target Group Companies as per the Effective Date, as determined in the Final Effective Date Statements;

d)

plus the amount by which the Effective Date Net Working Capital of the Target Group Companies as per the Effective Date, as determined in the Final Effective Date Statements, exceeds the Target Net Working Capital, or minus the amount by which the Effective Date Net Working Capital of the Target Group Companies as per the Effective Date, as determined in the Final Effective Date Statements, falls short of the Target Net Working Capital.

5.1.2	A sample calculation of the Purchase Price is attached hereto as Exhibit 5.1.2.

5.1.3	Definitions of Variable Purchase Price Elements:

a)	“Effective Date Cash” means the aggregate amount of the items defined as “Cash” in Exhibit 5.1.3.

b)	“Effective Date Financial Debt” means the aggregate amount of the items defined as “Financial Debt” in Exhibit 5.1.3.

c)	“Effective Date Net Working Capital” means the aggregate amount of the items defined as “Net Working Capital” in Exhibit 5.1.3.

d)	“Target Net Working Capital” shall be an amount of USD 83,500,000 (in words: eighty-three million five hundred thousand U.S. dollars).

5.1.4

For the purposes of the Effective Date Statements, only the items listed in Exhibit 5.1.3 shall be taken into account when determining Effective Date Cash, Effective Date Financial Debt and Effective Date Net Working Capital.

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5.2	Preliminary Purchase Price

5.2.1

As preliminary consideration for the Sold Shares, Purchaser shall, on the Scheduled Closing Date, pay to Seller (acting on its own behalf and as payment agent of the Local Share Transferors) an amount equal to the aggregate of the amounts referred to in Sections 5.1.1a) to d) (the “Preliminary Purchase Price”), whereby the variable purchase price elements set forth in Sections 5.1.1b) to d) shall be determined based on a good faith estimate of Seller as set forth in Section 5.2.2 below.

5.2.2

No later than ten (10) Business Days prior to the Scheduled Closing Date, Seller shall deliver to Purchaser a Notice which sets forth Seller’s good faith estimate of the variable purchase price elements set forth in Sections 5.1.1b) to d) as of the Effective Date and a calculation of the Preliminary Purchase Price (the “Preliminary Purchase Price Estimate”) taking into account the principles set forth in Section 6.1.1b). The Preliminary Purchase Price Estimate shall be final and binding for the purpose of the determination of the Preliminary Purchase Price, provided that Purchaser shall be given the opportunity to review and to comment prior to the Scheduled Closing Date (such comments to be reflected if they are considered reasonable by Seller in good faith decision, it being understood that Seller’s decision shall be final and binding for purposes of the Preliminary Purchase Price Estimate, even if comments of Purchaser are not reflected).

6.	Purchase Price Adjustment

6.1	Effective Date Statements

6.1.1	Preparation of Effective Date Statements

a)

In order to determine the Purchase Price and the Adjustment Amount, Seller shall, within seventy-five (75) Business Days after the Effective Date, set up and deliver in the format attached hereto as Exhibit 6.1.1a) to Purchaser (i) an unaudited combined balance sheet of the Target Group Companies as of the Effective Date in accordance with the principles set forth in lit. b) below, (ii) a calculation of the Effective Date Cash, the Effective Date Financial Debt and the Effective Date Net Working Capital as of the Effective Date, and (iii) a calculation of the Purchase Price (collectively, the “Effective Date Statements”).

b)	The Effective Date Statements shall be prepared in accordance with the terms of the Agreement and the principles set forth in aa) through cc) below:

aa)	the specific accounting principles, policies and procedures set forth in Exhibit 6.1.1b)aa);

bb)

to the extent not inconsistent with paragraph aa) and only to the extent consistent with IFRS, complying with the principles, methodologies, and policies of accounting and valuation consistency (Bilanzierungs- und Bewertungskontinuität), in particular by applying the same valuation criteria (Bewertungskriterien), and depreciation principles (Abschreibungsgrundsätze), as well as voluntary accounting treatments permitted by IFRS (Wahlrechte) as applied in preparing the combined balance sheet set forth in the Financial Information (as defined in the Warranty Catalogue) as of December 31, 2024; and

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cc)	to the extent not already addressed in aa) or bb), IFRS;

whereas in each case the relevant preceding paragraphs of lit. aa) through cc) shall take precedence over the respective subsequent paragraphs. Amounts in foreign currency shall be converted into USD with the Exchange Rate as of the Effective Date.

c)

Purchaser shall, from the Effective Date until the Effective Date Statements have become final and binding pursuant to Section 6.1.2, cause the Target Group Companies to provide Seller and its professional advisors with all documents, information and assistance reasonably necessary for the preparation and final determination of the Effective Date Statements without undue delay (unverzüglich). This shall include the opportunity to have reasonable access to the IT accounting system, to visit and inspect the properties, assets and premises of the Target Group Companies (subject to the execution of customary and reasonable access letters which shall not unreasonably restrict or delay such access and shall not impose any obligations or liabilities on the Seller or its professional advisors beyond those set forth in this Agreement) during normal business hours, the right to examine, copy or photograph the assets, documents, records and accounts, in each case to the extent reasonably necessary for such preparation and without unreasonably disrupting the operations of Purchaser or the Target Group Companies, and the opportunity to discuss with the management and relevant employees of Purchaser and the Target Group Companies all matters which are reasonably necessary for the preparation of the Effective Date Statements.

6.1.2	Final Effective Date Statements

The Effective Date Statements shall be final and binding if and to the extent,

a)	Purchaser has not raised objections against the Effective Date Statements pursuant to Section 6.1.3a);

b)	Seller and Purchaser have reached an agreement regarding disputed items pursuant to Section 6.1.4a);

c)	the Neutral Expert has decided about the unresolved disputed items pursuant to Section 6.1.4c); or

d)	neither Party has requested that the items in dispute be resolved by the Neutral Expert pursuant to Section 6.1.4f)

(the so-determined final and binding Effective Date Statements are referred to herein as the “Final Effective Date Statements”).

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6.1.3	Review by Purchaser

a)

For the purposes of Purchaser’s review, Seller shall provide Purchaser and its professional advisors with documents, information and assistance in the possession of Seller and reasonably necessary for the review and shall provide Purchaser with reasonable opportunity, under the supervision of Seller, to discuss with the relevant employees of Seller Group matters which are reasonably necessary for the review. Purchaser shall raise its objections against the Effective Date Statements, if any, within 45 Business Days after receipt of the Effective Date Statements by providing Seller with a Notice including (i) a statement of objections, specifying the relevant positions, line items, reasons for each objection, items or amounts in reasonable detail, and (ii) a revised version of the Effective Date Statements reflecting such objections.

b)

If and to the extent Purchaser did not raise objections in accordance with and within the period set forth in Section 6.1.3a), Purchaser shall be deemed to have agreed to the Effective Date Statements and the Effective Date Statements shall become final and binding on such positions upon the expiry of the time period set forth in Section 6.1.3a).

6.1.4	Dispute Resolution

a)

If and to the extent Purchaser has raised objections against the Effective Date Statements or items thereof in accordance with Section 6.1.3a), Seller and Purchaser shall discuss the disputed matters in good faith in order to reach an agreement on the disputed items and adjustments (if any) to be made to the Effective Date Statements. To the extent that Seller and Purchaser reach an agreement on the disputed items, such agreement to be made by way of Notice, the Effective Date Statements shall become final and binding on such positions.

b)

To the extent Seller and Purchaser are unable to reach such agreement on disputed items within thirty (30) Business Days after Purchaser has provided its objections against the Effective Date Statements, the items of the Effective Date Statements still in dispute between the Parties shall, upon request of Seller or Purchaser (by way of Notice), be decided by BDO USA, P.C. (“BDO”) as a neutral expert (the “Neutral Expert”). If BDO refuses to act as a Neutral Expert, another internationally reputed auditing firm with M&A experience shall be appointed as Neutral Expert by the German Institute of Public Accountants (Institut der Wirtschaftsprüfer in Deutschland e.V.) upon written request of Seller or Purchaser. Seller and Purchaser shall jointly instruct the Neutral Expert to decide the issues in dispute in accordance with the provisions of this Agreement by way of a written expert’s opinion (Schiedsgutachten). The Neutral Expert shall act as an expert (Schiedsgutachter), not as an arbitrator. In its decision, the Neutral Expert shall be bound by the framework established by the differing positions of Seller and Purchaser. The accounting and valuation standards and principles referred to in Sections 5 and 6 shall also apply to such decision. The Neutral Expert shall neither interpret this Agreement nor decide upon legal issues unless such legal issues regard the applicable accounting and valuations standards and principles.

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c)

Seller and Purchaser shall cooperate with and assist, and shall procure that their respective professional advisors and accountants cooperate with and assist, and Purchaser shall cause the Target Group Companies to cooperate with and assist, the Neutral Expert in conducting its analysis. This shall include providing the Neutral Expert with the Effective Date Statements, the statements of objections and all other documents and information reasonably required by the Neutral Expert for the preparation of its decision.

d)

The Neutral Expert shall give Seller and Purchaser adequate opportunity to present their point of view in writing and at least one (1) hearing to be held in the presence of Seller, Purchaser and their professional advisors and accountants.

e)

The Neutral Expert’s decision and the Effective Date Statements as determined by the Neutral Expert shall be final and binding on the Parties (except for calculation errors or other obvious mistakes or for willful misconduct (Vorsatz) or fraud (Arglist)) for the purpose of determining the Purchase Price. Section 319 (1) BGB shall not apply.

f)

If neither Party requests, within sixty (60) Business Days of expiry of the period set forth in Section 6.1.4b), that the items still in dispute be decided by the Neutral Expert, Purchaser shall be deemed to have agreed to such items as reflected in the Effective Date Statements and the Effective Date Statements shall become final and binding on such positions upon the expiry of the sixty (60) Business Days period.

6.1.5	Costs in connection with the Effective Date Statements

a)

Seller shall bear the costs and expenses of the preparation of the Effective Date Statements pursuant to Section 6.1. Purchaser shall bear the costs and expenses of its own review of, and preparation of objections to, the Effective Date Statements.

b)

The fees and disbursements of the Neutral Expert shall be borne by Seller or Purchaser in proportion to their respective success and failure (i.e., in accordance with the principles laid down in sections 91 et seqq. German Code of Civil Procedure (Zivilprozessordnung)) as determined by the Neutral Expert. If any advance payments need to be made to the Neutral Expert before the respective success and failure have been determined, such advance payments shall be made 50% by Seller and 50% by Purchaser and shall be balanced according to sentence 1 following the decision of the Neutral Expert.

6.2	Determination of Adjustment Amount

6.2.1

If, as determined pursuant to Sections 5.1 and 6.1.2, the Purchase Price exceeds or falls short of the Preliminary Purchase Price, Purchaser (acting on its own behalf and/or on behalf of any Acquiring Purchaser Affiliate) shall pay to Seller (acting on its own behalf and as payment agent of the Local Share Transferors) or Seller (acting on its own behalf and as paying agent of the Local Share Transferors) shall pay to Purchaser (acting on its own behalf and/or on behalf of any Acquiring Purchaser Affiliate) an amount equal to such excess or shortfall, as the case may be (the “Adjustment Amount”).

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6.2.2	The Adjustment Amount becomes due on the tenth (10th) Business Day after the Final Effective Date Statements have been determined.

6.3	VAT; Withholding Tax; Transfer Taxes

6.3.1

It is the common understanding of the Parties that the sale and/or transfer of the Sold Shares is not subject to or exempt from VAT. Seller shall not opt in favor of, and shall not waive any exemption from, VAT in respect of the execution and/or consummation of this Agreement (or any transaction contemplated herein).

6.3.2

The Purchase Price, the Preliminary Purchase Price and the Adjustment Amount to be paid by Purchaser (or an Acquiring Purchaser Affiliate) to Seller (or the Local Share Transferors) are meant to be net amounts that do not include any VAT. If and to the extent that the execution and/or consummation of this Agreement (or any transaction contemplated herein) is subject to VAT, such VAT shall be borne by Purchaser, and shall be additionally paid by Purchaser to Seller if and to the extent such VAT is owed by Seller (or any Local Share Transferor) and not by the Purchaser under the reverse charge mechanism to the competent Taxing Authority, unless and to the extent Seller (or any Local Share Transferor) has opted in favor of, or waived any exemption from, VAT in respect of the execution and/or consummation of this Agreement (or any transaction contemplated herein) in which case the respective amount under this Agreement will be inclusive of VAT. VAT is due for payment as soon as Purchaser has received from Seller an invoice which complies with mandatory law.

6.3.3

The Parties agree and acknowledge that no deduction or withholding from any payment by Purchaser (or an Acquiring Purchaser Affiliate) to Seller (or the Local Share Transferors) of the Purchase Price, the Preliminary Purchaser Price or the Adjustment Amount (except for payments with respect to the Sold Kimplas Shares, any applicable deduction or withholding with respect to which may have to be made pursuant to the applicable Local Share Transfer Agreement) is required as of the date hereof under applicable law. If, contrary to the Parties’ expectations (other than with respect to the Sold Kimplas Shares, in respect of which the Parties agree withholding may apply), Purchaser (or an Acquiring Purchaser Affiliate) is required to deduct and withhold any Tax under applicable law or an order from a Taxing Authority from any payments of the Purchase Price, the Preliminary Purchase Price or the Adjustment Amount (such Tax, including with respect to the Sold Kimplas Shares, “Withholding Tax”), the Withholding Tax will be deemed, as between the Parties, as payment in fulfilment of Purchaser’s payment obligations under this Agreement or the applicable Local Share Transfer Agreement, and consequently such payment obligations will be settled in the amount of the Withholding Tax. Seller and the Local Share Transferors are not entitled to, and shall not, claim from Purchaser or an Acquiring Purchaser Affiliate the payment of any amounts in addition to the payments after any such deduction or withholding has been made. This includes that Purchaser and an Acquiring

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Purchaser Affiliate are not required to put Seller or the Local Share Transferors in such position as if no such deduction or withholding had been made (no gross-up). If Purchaser or an Acquiring Purchaser Affiliate is held liable for any Withholding Tax after Purchaser or an Acquiring Purchaser Affiliate has made the respective payment, Seller shall indemnify (freistellen) Purchaser and the Acquiring Purchaser Affiliates from and against such Withholding Tax. If Purchaser (or an Acquiring Purchaser Affiliate) reasonably believes it is required to deduct and withhold from any payments to Seller or the Local Share Transferors under this Agreement (other than with respect to the Sold Kimplas Shares), it shall use commercially reasonable efforts to (i) notify the Seller or the relevant Local Share Transferor, as applicable, of such intent to deduct and withhold and (ii) cooperate with the Seller or Local Share Transferors, as applicable, to reduce or eliminate the Withholding Taxes. Notwithstanding anything in this Section 6.3 to the contrary, if an Acquiring Purchaser Affiliate is a non-U.S. person for U.S. federal income tax purposes and Withholding Tax applies as a result of such non-U.S. status, Purchaser (or the applicable Acquiring Purchaser Affiliate) shall make the necessary gross-up payments to leave Seller (or the Local Share Transferor) in the same position it would have been in had such Acquiring Purchaser Affiliate been a U.S. person for U.S. federal income tax purposes, i.e., Seller (or the Local Share Transferor) will be grossed up in respect of any incremental Withholding Tax that results from the Acquiring Purchaser Affiliate’s non-U.S. status.

6.3.4

Any Transfer Tax incurred as a consequence of (or in connection with) the execution and/or consummation of this Agreement (or any transaction contemplated herein) shall be borne by Purchaser and Purchaser shall indemnify (freistellen) Seller and its Affiliates accordingly.

6.3.5	Claims under this Section 6.3 shall become time-barred six (6) months after the expiration of the applicable limitation period of the relevant Tax.

7.	Payments

7.1

Any payments to Seller under or in connection with this Agreement shall be made by Purchaser by wire transfer in immediately available funds free of any kind of deductions, any bank or other charges (except for charges by the recipient bank) to the bank account set out in Exhibit 7.1 or other bank account as Notified to Purchaser by Seller at least five (5) Business Days prior to the relevant due date.

7.2

Any payments to Purchaser under or in connection with this Agreement shall be made by Seller by wire transfer in immediately available funds free of any kind of deductions, any bank or other charges (except for charges by the recipient bank) to a bank account Notified by Purchaser to Seller at least five (5) Business Days prior to the relevant due date.

7.3

No Party is entitled to exercise any right to set-off, retention or other right to refuse performance (Aufrechnung, Zurückbehaltung oder sonstige Leistungsverweigerungsrechte) with respect to any of its payment obligations under or in connection with this Agreement, except to the extent the respective claim was acknowledged (anerkannt) in writing or has been awarded in a legally binding (rechtskräftig) decision in principal proceedings (im Hauptsacheverfahren) by a competent court or arbitral tribunal.

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7.4

Should any Party fail to pay any amount payable by it under or in connection with this Agreement on its due date, such Party shall be in default from the due date of the unpaid amount without further notice being required. Interest shall accrue on the unpaid amount from (and including) the day following the due date up to (and including) the date of actual payment at a rate of eight (8) percentage points above the base interest rate (Basiszinssatz gemäß § 247 BGB) per annum. Further claims and remedies of Seller and Purchaser in connection with such failure shall remain unaffected.

V. Certain Pre-Closing Transfers

8.	Employees and Benefits

8.1

Exhibit 8.1 contains an anonymous list of certain Business Employees, stating personnel number, function, employing entity and jurisdiction, who, as of the date of this Agreement, are not employed by any Target Group Company (the “Additional Business Employees”). Exhibit 8.1 may be mutually updated by the Parties between the Signing Date and the Closing Date to add any additional employees of the Seller Group Entities who are identified in good faith following the Signing Date as employees that the Parties intend to qualify as Additional Business Employees (and therefore, should have been listed in Exhibit 8.1 as of the Signing Date). With respect to the Additional Business Employees, the following applies:

a)

Seller shall procure, in good faith consultation with Purchaser, that each Additional Business Employee either (i) receives an offer of employment from a professional employer organisation (employer of record) (each such professional employer organisation, an “Employer of Record”) or (ii) receives an offer of employment from one of the Target Group Companies, each with the presumed Effective Date or any date before such date (the individual employee’s “Transfer Date”) as the starting date. Seller shall (i) consult in good faith with Purchaser regarding, and provide Purchaser the opportunity to review and provide comment on, the structure and terms of any transfers of employment of Additional Business Employees, including with respect to the structure, cost and other terms of any contract or arrangement with any applicable Employer of Record and (ii) consider any comments in good faith, provided that Seller shall in any event thereafter be entitled to proceed with the offers without Purchaser’s consent. The offer of employment shall take into account the relevant Additional Business Employee’s seniority with the Additional Business Employee’s previous employer and shall provide for employment conditions which are identical or similar to, but no more favorable than, those conditions which apply for the employment with the Additional Business Employee’s employer until the individual Transfer Date.

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b)

Seller shall furthermore procure, in good faith consultation with Purchaser, that, where an Additional Business Employee accepts the offer of employment, (i) in the case of Additional Business Employees who receive offers from an Employer of Record, a Target Group Company enters into an agreement with the respective Employer of Record pursuant to which the Employer of Record formally employs the Additional Business Employee and makes the employee available to such Target Group Company at the sole cost and expense of such Target Group Company, and (ii) the previous employer terminates the employment with effect of the day preceding the individual Transfer Date. Where practically feasible, offer of employment and termination of employment may be combined in one tripartite agreement.

c)

To the extent the Parties determine prior to making an offer of employment in accordance with Section 8.1(a) that a transfer of employment of any Additional Business Employee pursuant to the provisions of Section 8.1(a) is not reasonably feasible, the Parties shall cooperate in good faith and mutually agree as to an alternative mechanism which would allow the Business to receive the respective Additional Business Employee’s services following the Closing, at least for an interim period, to the extent legally permissible. Notwithstanding anything to the contrary herein, if any Additional Business Employee does not accept employment with the Target Group (or an Employer of Record providing that Additional Business Employee to a Target Group Company) (the “Non-Transferring Additional Business Employees”) by the Effective Date, neither Purchaser nor any Purchaser Affiliate (including the Target Group Companies) will be required to compensate or indemnify Seller or any other Beneficiary in respect thereof.

8.2

Exhibit 8.2 contains an anonymous list of employees, stating personnel number, function and employing entity, who, as of the date of this Agreement, are employed by any of the Target Group Companies, but who are not intended to be employed at the Target Group Companies at the Closing (the “Non-Business Employees”). Exhibit 8.2 may be mutually updated by the Parties between the Signing Date and the Closing Date to add any additional employees of the Target Group Companies who are identified in good faith following the Signing Date as employees that the Parties intend to qualify as Non-Business Employees (and therefore, should have been listed in Exhibit 8.2 as of the Signing Date). Seller shall procure that, with respect to each Non-Business Employee, one of the following alternatives is implemented, as determined in Seller’s sole discretion:

a)

Seller shall procure that the relevant Target Group Company effectively terminates the employment with the relevant Non-Business Employee with effect before or at the latest on the Effective Date (provided that any severance or other termination-related payments or liabilities in respect thereof which are not settled before the Effective Date shall be taken into account as Effective Date Financial Debt in the calculation of the Purchase Price); or

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b)

Seller shall procure that the relevant Non-Business Employee receives an offer of employment from a Seller Group Entity or, in Seller’s sole discretion, an Employer of Record, with a Transfer Date as the starting date. The offer shall take into account the relevant Non-Business Employee’s seniority with the Non-Business Employee’s previous employer and shall provide for employment conditions which are identical or similar to those conditions which apply for the employment with the Non-Business Employee’s employer until the individual Transfer Date. Seller shall furthermore procure that, where a Non-Business Employee accepts the offer of employment, (i) in the case of Non-Business Employees to be employed by an Employer of Record, a Seller Group Entity enters into an agreement with the respective Employer of Record pursuant to which the Employer of Record formally employs the Non-Business Employees and makes the employee available to such Seller Group Entity at the sole cost and expense of such Seller Group Entity, and (ii) the previous employer terminates the employment with effect of the day before the individual Transfer Date. Where practically feasible, offer of employment and termination of employment may be combined in one tripartite agreement.

8.3

Seller shall instruct (anweisen) NDS to use commercially reasonable efforts to establish, in good faith consultation with Purchaser, the employee benefit plans for the provision of health and welfare benefits as set forth in Exhibit 8.3 for the Business Employees employed by NDS as soon as reasonably practicable after the Signing Date, the material terms of which (including with respect to benefits, coverage and cost) shall be substantially comparable to the terms of the health and welfare Employee Plans in which Business Employees employed by NDS are eligible to participate as of the Signing Date and otherwise determined in good faith consultation with Purchaser.

8.4

As promptly as practicable after the Signing Date, Seller shall provide Purchaser an analysis as to any “excess parachute payments” within the meaning of Section 280G of the Code which may become payable in connection with the Transaction.

8.5

As promptly as practicable (and in no event later than twenty (20) Business Days) after the Signing Date, Seller shall provide Purchaser with updated versions of Exhibits W 18.1 and W 18.2 of the Warranty Catalogue, which such updated exhibits shall reflect the list of Business Employees (and related information specified therein) current as of the Signing Date.

8.6

The Parties shall cooperate in good faith, if applicable, to satisfy, or cause to be satisfied, the information and consultation requirements in respect of any labor or trade union, works council or other employee representative body in respect of Business Employees, to the extent that they apply to the Transaction.

9.	Transfer of Certain Contracts

9.1

The contracts listed in Exhibit 9.1 (the “Transferred Business Contracts”) relate to the Business and have been entered into by one or more members of the Seller Group with Third Parties. Seller shall use commercially reasonable efforts to transfer the Transferred Business Contracts, subject to the approval of the respective contract partner (if required) (each such consent an “Assignment Consent”), from the relevant Seller Group Entities to the relevant Target Group Companies specified in Exhibit 9.1, with full discharge (mit schuldbefreiender Wirkung) of the relevant Seller Group Entity, prior to the Effective Date.

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9.2

If a required Assignment Consent is not obtained prior to the Effective Date (each such Transferred Business Contract to which no Assignment Consent has been obtained yet, a “Pending Business Contract”):

a)	the relevant Pending Business Contract shall not be assumed prior to the Effective Date, but only when the Assignment Consent is granted (express or implied);

b)

the Parties shall each continue to use commercially reasonable efforts to obtain the Assignment Consent, provided that, for the avoidance of doubt, the Parties shall not be obligated to agree to any alteration or modification of the Pending Business Contract, or to make any payments or offer any other benefits in order to obtain the Assignment Consent;

c)

the Seller shall cause the relevant Seller Group Entity to, to the extent permitted by applicable law and the respective Pending Business Contract, remain a party to such Pending Business Contract for the remaining contract term (as applicable immediately prior to the Effective Date) or, if earlier, until the Assignment Consent is granted. During such period, Purchaser shall cause the relevant Target Group Company specified in Exhibit 9.1 to render the performances owed under the Pending Business Contracts to the extent not expressly prohibited by applicable law or the relevant contract partner;

d)

the Parties shall cause the relevant Seller Group Entity and the relevant Target Group Company to – for their internal relationship – treat each other as if the respective Pending Business Contract had been transferred to such Target Group Company as of the Effective Date in accordance with the allocation principles set forth above, in particular:

aa)

the relevant Seller Group Entity shall forward to the relevant Target Group Company any payments, goods and other benefits received under these Pending Business Contracts, in each case within twenty (20) Business Days after the end of each calendar month, as if the Assignment Consent had been obtained on the Effective Date;

bb)

the relevant Target Group Company shall compensate the relevant Seller Group Entity for all costs, expenses, losses and other liabilities borne by such Seller Group Entity in relation to performing any Pending Business Contract, including any resulting from delayed or defective performance by the Target Group Company; and

cc)

the relevant Seller Group Entity shall comply with the relevant Target Group Company’s lawful instructions regarding the exercise of any rights or claims under the Pending Business Contract and shall apply the same care it generally exercises in the handling of its own contracts.

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9.3

If a required Assignment Consent is not obtained within nine (9) months following the Effective Date, the relevant Seller Group Entity shall be entitled to terminate such Pending Business Contract with effect as of the earliest possible date after the Effective Date (or any later date) and Seller and the relevant Seller Group Entity shall not be subject to remedies, damages or a reduction of the Purchase Price.

9.4

The contracts listed in Exhibit 9.4 (the “Transferred Seller Contracts”) do not relate to the Business but to other businesses of Seller Group and have been entered into by one or more Target Group Companies with Third Parties. Seller shall, and shall instruct the relevant Target Group Companies to, use commercially reasonable efforts to transfer the Transferred Seller Contracts, subject to Assignment Consents (if required), from the relevant Target Group Companies to the relevant Seller Group Entities specified in Exhibit 9.4 with full discharge (mit schuldbefreiender Wirkung) of the relevant Target Group Company, prior to the Effective Date. Sections 9.2 and 9.3 shall apply mutatis mutandis to the Transferred Seller Contracts.

10.	Transfer of Certain Inventories and Assets

10.1

With effect no later than the Effective Date, Seller shall cause Fijaciones NORMA, S.A.U. (“Fijaciones”) to sell and transfer all of the inventories owned by Fijaciones located at the warehouse at Narcis Monturiol, 116-118, 08902 L’Hospitalet de Llobregat, Spain, exclusively pertaining to the Business (the “Sold Inventories”) to a Target Group Company determined by Purchaser. Such transfer may be effected, inter alia, by way of invoice and delivery note or other customary transfer documentation, in each case in form and substance reasonably satisfactory to Purchaser and Seller. The purchase price for the Sold Inventories shall be equal to the net book value of such inventories as reflected in Fijaciones’s books and records as of the date of transfer and shall be due and payable as set forth in the transfer documentation.

10.2

With effect no later than the Effective Date, Seller shall cause NORMA Manufacturing NA SW, LLC to enter into an asset purchase and sale agreement in form and substance reasonably satisfactory to Purchaser and Seller in order to sell and transfer the assets set forth in Exhibit 10.2 to a Target Group Company determined by Purchaser for a purchase price equal to the net book value set forth therein.

10.3

With effect no later than the Effective Date, Seller shall use commercially reasonable efforts to transition any customer relationships and any related contracts (including purchase orders), if any, in each case exclusively pertaining to the Business and to which Fijaciones or NORMA Distribution France S.A.S. is a party, to a Target Group Company determined by Purchaser.

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VI. Ancillary Agreements

11.	Ancillary Agreements

Seller shall, and shall cause the relevant Seller Group Entities and the relevant Target Group Companies to, enter into the following agreements on the Scheduled Closing Date as indicated below (together the “Ancillary Agreements”):

a)	a transitional services agreement between NORMA Group Holding GmbH and the Companies, substantially in the form attached hereto as Exhibit 11a) (the “Transitional Services Agreement”);

b)	a contract manufacturing agreement between NORMA Manufacturing NA SW, LLC and NDS, substantially in the form attached hereto as Exhibit 11b) (the “Contract Manufacturing Agreement”);

c)

a distribution agreement between NDS, NORMA Products Malaysia Sdn. Bhd. and Kimplas Piping Systems Pvt. Ltd. (as suppliers) and NORMA Pacific Pty. Ltd. (as distributor), substantially in the form attached hereto as Exhibit 11c) (the “Distribution Agreement”);

d)

warehouse and supply chain agreements between (i) Fijaciones NORMA, S.A.U. and Teco S.r.l. and (ii) NORMA UK Ltd. and Kimplas Limited, each in form and substance mutually acceptable to Purchaser and Seller and incorporating and reflecting the terms set forth in the term sheet attached hereto as Exhibit 11d) (the “Warehouse Agreements”), it being understood that if Purchaser and Seller cannot agree on the long-form Warehouse Agreement, the term sheet shall be binding as of the Closing Date and deemed sufficient to satisfy the Closing Action pursuant to Section 30.1f) with respect to the Warehouse Agreement, and the Parties shall continue to negotiate the long-form Warehouse Agreement as promptly as practicable after the Closing Date.

VII. Separation from the Seller Group

12.	Termination of Intragroup Financing Agreements

12.1

With effect no later than the Effective Date, the Target Group Companies will cease to be financed under the intragroup financing of Seller Group, and the underlying financing agreements (the “Intragroup Financing Agreements”), in particular those listed in Exhibit 12.1, shall be terminated with respect to the Target Group Companies with effect as of the Effective Date at the latest. Seller shall procure that the relevant Seller Group Entities and the Target Group Companies take all measures necessary to effect the aforementioned termination with effect by no later than the Effective Date.

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12.2

No later than five (5) Business Days prior to the Scheduled Closing Date, Seller shall Notify Purchaser of the anticipated outstanding balances under the Intragroup Financing Agreements as of the Effective Date in favor of Seller or another Seller Group Entity on the one hand, or the Target Group Companies on the other hand, as the case may be (each such notified amount an “Intragroup Debt Amount”).

12.3

To the extent Intragroup Debt Amounts are in favor of a Target Group Company, Seller shall pay, or cause each respective Seller Group Entity to pay, prior to the Effective Date, such amounts to the respective Target Group Company. To the extent Intragroup Debt Amounts are in favor of a Seller Group Entity, Seller shall cause each respective Target Group Company to pay, prior to the Effective Date, such amounts to the respective Seller Group Entity.

12.4

With effect as of the Effective Date, no Seller Group Entity shall have any liability vis-à-vis Purchaser or a Target Group Company under or in connection with Intragroup Financing Agreements. Subject to Closing, Purchaser (i) shall not, and shall procure that neither any Target Group Company nor any other person will, assert any claim against any Seller Group Entity under or in connection with any of the Intragroup Financing Agreements and (ii) shall indemnify (freistellen) the Seller Group Entities from any such claims (with regard to the Seller Group Entities other than Seller contract for the benefit of third parties (echter Vertrag zugunsten Dritter)). Section 35.3.1c) applies mutatis mutandis.

12.5

With effect as of the Effective Date, neither Purchaser nor any Purchaser Affiliates (including the Target Group Companies) shall have any liability vis-à-vis any Seller Group Entity under or in connection with Intragroup Financing Agreements. Seller (i) shall not, and shall procure that neither a Seller Group Entity nor any other person will, assert any claim against Purchaser or a Purchaser Affiliate (including the Target Group Companies) under or in connection with the Intragroup Financing Agreements and (ii) shall indemnify (freistellen) Purchaser and the Purchaser Affiliates (including the Target Group Companies) from any such claims (with regard to the Target Group Companies and other Purchaser Affiliates contract for the benefit of third parties (echter Vertrag zugunsten Dritter)).

13.	Facilities Agreement

13.1

Certain Seller Group Entities are parties to a EUR 350,000,000 term and revolving credit facilities agreement originally dated November 22, 2019 (as amended and restated from time to time, the “Facilities Agreement”), with, among others, Commerzbank AG as agent (the “Facility Agent”) of the other finance parties (together with the Facility Agent, the “Finance Parties”). NDS is party to the Facilities Agreement as guarantor for certain of Seller’s and other Seller Group Entities’ obligations under the Facilities Agreement.

13.2

Seller shall, as soon as reasonably practicable after the Signing Date, but no later than on the Scheduled Closing Date, deliver to Purchaser a pdf copy of one or more executed resignation and release letters or resignation and release agreements executed by the Facility Agent and/or any other applicable Finance Party under the Facilities Agreement (collectively, the “Release Letters”), confirming the resignation of NDS from its capacity as guarantor pursuant to the terms of the Facilities Agreement and releasing NDS from all its liabilities and obligations under the Facilities Agreement in such capacity with effect as of the Effective Date, subject to the conditions to effectiveness to such resignation and release set forth in the Facilities Agreement.

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13.3

Sections 16.2 through 16.4 apply mutatis mutandis for the benefit of Purchaser and the Purchaser Affiliates (including the Target Group Companies) and obligate Seller with respect to (i) any Credit Support Instruments granted by any Target Group Company for the benefit of any Seller Group Company (including the guarantor position of NDS under the Facilities Agreement) and (ii) any securities issued by Third-Party security providers with regard to any Seller Group Entity or the Retained Business in connection with which any Target Group Company may become liable, in each case of (i) and (ii) to the extent such Credit Support Instruments or securities do not also secure obligations of the Target Group Companies in respect of the Business.

14.	Factoring Arrangements

14.1

NDS has entered into a factoring agreement with PB Factoring GmbH (the “Factor”) originally dated December 12 /18, 2018 (as amended from time to time, the “Factoring Agreement”) pursuant to which certain receivables of NDS are sold and assigned to the Factor on an ongoing basis. Under the Factoring Agreement, Seller has assumed joint and several liability towards the Factor for obligations of NDS thereunder (the “Factoring Joint and Several Liability”).

14.2	Seller shall cause NDS to terminate the Factoring Agreement, at Seller’s cost, with effect as of, or prior to, the Closing Date.

14.3

If and to the extent the Factor asserts any claims against any Seller Group Entity under or in connection with the Factoring Agreement or the Factoring Joint and Several Liability after the Closing Date, Section 16.4 shall apply mutatis mutandis.

15.	Termination of other Intragroup Contracts

15.1

The Parties agree that the contracts between a Seller Group Entity on the one hand and a Target Group Company on the other hand (i) listed in Exhibit 15.1, (ii) entered into pursuant to this Agreement or (iii) entered into between the Signing Date and the Effective Date with Purchaser’s prior written consent, shall be continued after the Effective Date in accordance with their terms, in particular for the time period agreed in the respective contract (together the “Continued Intragroup Contracts”).

15.2

All contracts and arrangements between (i) a Seller Group Entity on the one hand and (ii) a Target Group Company, or any director, officer or employee of any Target Group Company, on the other hand that are not Continued Intragroup Contracts (together the “Discontinued Intragroup Contracts”) shall be terminated with effect as of the Effective Date without obligation of any party to a Discontinued Intragroup Contract to make compensation or other payments in connection with the termination, even if the respective Discontinued Intragroup Contract provides

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for any of the aforementioned (whether pursuant to provisions that purport to survive termination thereof or otherwise). Seller shall procure that (i) the relevant parties to the respective Discontinued Intragroup Contract enter into a termination agreement or accept a termination notice with regard to such Discontinued Intragroup Contracts effective as of the Effective Date, (ii) the Seller Group Entities and the Target Group Companies will waive, and will not raise, any and all claims under any Discontinued Intragroup Contract between such parties after the Effective Date, except for any open trade receivables (Forderungen aus Lieferungen und Leistungen) existing as of the Effective Date, and (iii) the Seller Group Entities will waive, and will not raise any and all claims against any director, officer or employee of any Target Group Company existing as of the Closing Date.

16.	Release from Intragroup Securities

16.1

Seller Group Entities have granted, issued or entered into (and, until the Effective Date may, but only in accordance with Section 24, grant, issue or enter into) guarantees, suretyships, letters of credit, letters of comfort, performance or warranty bonds or similar instruments, security interests or other agreements or commitments (including the assumption of joint liability or joint and several liability) to secure indebtedness or other obligations (whether actual or contingent, present or future) (collectively, “Credit Support Instruments”) of the Target Group Companies (such Credit Support Instruments, together with Credit Support Instruments granted for the benefit of any Target Group Company after the Signing Date in accordance with Section 24, the “Intragroup Securities”), including those listed in Exhibit 16.1. The Parties shall (including after Closing, to the extent required) cooperate and use commercially reasonable efforts to ensure that all Seller Group Entities are, as of the Effective Date or as soon as practicable thereafter, fully released from all (actual and contingent) obligations under the Intragroup Securities vis-à -vis the respective creditor.

16.2

If and to the extent a full release of Intragroup Securities has not been achieved prior to the Effective Date, and unless expressly stated otherwise herein, the Seller Group Entities will not be entitled to any fee and shall, subject to Section 16.4, not raise any claims against Purchaser or any Purchaser Affiliate (including the Target Group Companies) for the provision of Intragroup Securities after the Closing Date.

16.3

Sections 16.1 and 16.2 shall apply mutatis mutandis to the release of Seller Group Entities from obligations under securities issued by Third Party security providers (in particular banks or other financial institutions) with regard to Target Group Companies or the Business (such instruments collectively the “Third Party Securities”), including those listed in Exhibit 16.3.

16.4

If and to the extent Seller Group Entities are, after the Effective Date, held liable under any Intragroup Security or Third Party Security, Purchaser shall indemnify (freistellen) the Seller Group Entities from any such liabilities (with regard to Seller Group Entities other than Seller contract for the benefit of third parties (echter Vertrag zugunsten Dritter)). Recourse claims of Seller Group Entities against Target Group Companies remain unaffected. Sections 33.2, 33.3 and 35.3.1c) apply mutatis mutandis.

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17.	Resignation or Removal of Directors and Officers

17.1

Seller shall procure that, on or prior to the Scheduled Closing Date, (i) the directors, board members, officers and members of other corporate bodies of the Target Group Companies listed in Exhibit 17.1 and (ii) any individuals (a) appointed to such positions after the Signing Date and (b) employed by or otherwise engaged with any Seller Group Entity (the “Leaving Function Holders”) have either resigned or been removed from their positions with effect as of the Scheduled Closing Date at the latest.

17.2

Seller shall be entitled to (without having any obligation to do so) discharge (entlasten), or to cause its Affiliates and the Target Group Companies to discharge, all Leaving Function Holders at any time prior to the Scheduled Closing Date.

18.	IT Separation and Costs

18.1	IT Separation

As soon as practicable after the Signing Date, Seller and Purchaser (as outlined in Exhibit 18.1) shall conduct the measures set out in Exhibit 18.1 (the “IT Separation Plan”) to separate the Target Group Companies’ IT systems from Seller Group’s IT systems. Purchaser is aware that the IT separation will not be completed by the Effective Date. The IT services required by the Target Group Companies to be operational as of the Effective Date will be provided in accordance with the Transitional Service Agreement.

18.2	Costs of IT Separation

18.2.1

Except as expressly set forth in the IT Separation Plan, costs and expenses for the IT separation (regardless of whether incurred prior to or following the Effective Date) shall be borne by (i) Seller to the extent such costs and expenses relate to the separation from Seller Group’s IT systems and (ii) Purchaser to the extent such costs and expenses relate to the migration and integration into Purchaser group’s IT systems, including costs for the setup of a new IT environment and including all one-time costs and expenses in connection with the migration and integration of data made available by Seller or its Affiliates.

18.2.2

Seller and Purchaser shall reimburse each other for any such costs and expenses in accordance with the principles set forth in Section 18.2.1, provided that Seller shall not be obliged to compensate Purchaser for costs and expenses to the extent they have been treated as Effective Date Financial Debt or Effective Date Net Working Capital and thereby reduced the Purchase Price.

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19.	Insurances

19.1

Purchaser acknowledges that the insurance coverage provided for the Target Group Companies and their assets under the group insurance policies of Seller Group will automatically cease with effect as of the Closing Date. It is Purchaser’s responsibility (Obliegenheit) to obtain appropriate new insurance coverage for the Target Group Companies and their assets effective from (and including) the Closing Date, provided that Sections 19.2 to 19.4 shall remain unaffected.

19.2

With respect to the Seller Group insurance policies set forth in Exhibit 19.2 (the “Relevant Seller Group Insurance Policies”) the following shall apply: (a) for the period set forth in Exhibit 19.2 with respect to run-off coverage under each Relevant Seller Group Insurance Policy that is a claims-made policy, and (b) for three (3) years following the Closing Date with respect to each Relevant Seller Group Insurance Policy that is an occurrence-based policy, Seller shall allow the Target Group Companies, at Purchaser’s or the Target Group Companies’ cost, to assert claims under such coverage provided for in such Relevant Seller Group Insurance Policies with respect to incidents that occurred prior to the Closing Date, except to the extent provisions have been made for such damages or losses which have been treated as Effective Date Financial Debt or Effective Date Net Working Capital and reduced the Purchase Price. Upon Purchaser’s written (Textform) request, Seller shall, and shall procure that the relevant Seller Group Entities will, at Purchaser’s or the Target Group Companies’ cost, provide reasonable assistance to the relevant Target Group Company in connection with claims pursuant to the preceding sentence (including assisting the relevant Target Group Company in asserting claims). If and to the extent funds owed to any Target Group Company under the insurance coverage pursuant to this Section 19.2 are paid to any Seller Group Entity, Seller shall, and shall procure that the relevant Seller Group Entities will, transfer any proceeds received under such claims to Purchaser, or at Purchaser’s request, the respective Target Group Companies. For the avoidance of doubt, no Seller Group Entity shall be required to maintain, renew, or extend any insurance coverage after the Closing Date nor shall it be responsible for Purchaser successfully asserting claims under the applicable Seller Group insurance policies.

19.3

Upon Purchaser’s written (Textform) request, Seller shall, and shall, at Purchaser’s or the Target Group Companies’ cost, procure that the relevant Seller Group Entities (and, prior to Closing, the Target Group Companies) will, reasonably cooperate with Purchaser and Purchaser’s insurance brokers and carriers in connection with Purchaser’s efforts to obtain cyber insurance, director and officer insurance and management insurance coverage for the Target Group Companies following the Closing (including prior acts coverage). This includes, subject to customary confidentiality undertakings, the provision of available information on cybersecurity controls of the network of the Seller Group and the Target Group as well as copies of existing cyber insurance policies of any Seller Group Entities covering any Target Group Companies, as well as customary no claims declarations, in each case as reasonably requested by Purchaser.

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19.4

If Purchaser is unable to obtain cyber insurance coverage for prior acts relating to periods prior to the Closing Date for the Target Group Companies effective as of Closing, Seller shall, at Purchaser’s or the Target Group Companies’ cost, maintain (or shall procure that the relevant Seller Group Entity will maintain) such insurance coverage for periods prior to the Closing Date for the Target Group Companies under the Seller Group’s existing cyber insurance policy or under equivalent insurance coverage until December 31, 2026, with coverage terms no less favorable than those applicable to the Target Group Companies as of the Signing Date. For the avoidance of doubt, Purchaser shall be solely responsible for asserting claims under such insurance and Seller shall, upon Purchaser’s written request and at Purchaser’s or the Target Group Companies’ cost, use commercially reasonable efforts to assist Purchaser in connection therewith.

20.	Reverse Indemnity

20.1	Shareholder Indemnified Claims

20.1.1

Subject to Closing, Purchaser shall not, and shall procure that the Target Group Companies (after the Closing Date) and other Purchaser Affiliates will not, raise any claim against any Seller Group Entity (each a “Shareholder Beneficiary”) out of or in connection with

a)	the Shareholder Beneficiary’s former direct or indirect shareholding in any Target Group Company,

b)	the Business, or

c)	the pre-closing transfers set forth in Sections 8 and 9,

except solely for (i) claims of Purchaser against Seller under this Agreement, (ii) claims of a Target Group Company under Continued Intragroup Contracts, (iii) claims of Target Group Companies under the Ancillary Agreements or agreements or transactions entered into between any Target Group Company and any Shareholder Beneficiary after Closing, (iv) claims of the Target Group Companies expressly provided for in the Local Share Transfer Agreements, (v) claims to the extent treated as Effective Date Cash or Effective Date Net Working Capital and thereby having increased the Purchase Price, and (vi) claims based on willful misconduct (Vorsatz), fraud (arglistige Täuschung) or intentional criminal acts (vorsätzliche Straftaten) (such claims not to be raised the “Shareholder Indemnified Claims”).

20.1.2

From the Effective Date, Purchaser shall, subject to Closing, indemnify (freistellen) the Shareholder Beneficiaries from any Shareholder Indemnified Claims raised by or in the name of any Target Group Company (including by an insolvency administrator) or any other Purchaser Affiliate and from any costs and expenses arising in connection therewith.

20.2	Other Indemnified Claims

20.2.1

Subject to Closing, Purchaser shall not, and shall procure that the Target Group Companies (after the Effective Date) and other Purchaser Affiliates will not, raise any claim against any present or former director, officer, board member, corporate body or employee of any Seller Group Entity (each, subject to Section 20.2.2, an “Other Beneficiary”, and together with the Shareholder

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Beneficiaries, the “Beneficiaries”) out of or in connection with any services or measures taken or omitted by any Other Beneficiary in relation to any Target Group Company prior to the Closing Date, except solely for claims that (i) are based on willful misconduct (Vorsatz), fraud (arglistige Täuschung) or intentional criminal acts (vorsätzliche Straftaten) or (ii) have been treated as Effective Date Cash or Effective Date Net Working Capital and thereby increased the Purchase Price (such claims not to be raised the “Other Indemnified Claims”).

20.2.2

For the avoidance of doubt, the Other Beneficiaries also include individuals who, prior to the Effective Date, served as directors, officers, members of corporate bodies and employees of any Target Group Company and who, as from the Effective Date or earlier, no longer serve in such capacity and serve as directors, officers, members of corporate bodies and employees of any Seller Group Entity.

20.2.3

From the Effective Date, Purchaser shall, subject to Closing, indemnify (freistellen) the Other Beneficiaries from any Other Indemnified Claims raised by or in the name of any Target Group Company (including by an insolvency administrator) or any other Purchaser Affiliate, and from any costs and expenses arising in connection therewith.

20.3	Indemnity Regarding Claims of Third Parties

From the Effective Date, Purchaser shall, subject to Closing, indemnify (freistellen) the Beneficiaries from any claims raised by Third Parties against a Beneficiary in connection with the Business, except for claims based on willful misconduct (Vorsatz), fraud (arglistige Täuschung) or intentional criminal acts (vorsätzliche Straftaten).

20.4	Contract for the Benefit of Third Parties

The obligations of Purchaser pursuant to this Section 20 constitute a contract for the benefit of third parties (echter Vertrag zugunsten Dritter) with respect to any Beneficiary other than Seller.

20.5	Procedure

Sections 33.2, 33.3 and 35.3.1c) apply mutatis mutandis to claims against Purchaser under this Section 20.

21.	Retained Business Indemnity

Subject to Closing and from the Effective Date, Seller shall indemnify (freistellen) Purchaser and the Purchaser Affiliates (including the Target Group Companies) from any claims in connection with the Retained Business (including any employees of the Seller Group Entities who are not Business Employees, it being understood that this shall not apply to Non-Business Employees that are solely governed by Section 8.2), except solely for (i) claims of Seller against Purchaser under this Agreement, (ii) claims of a Seller Group Entity under Continued Intragroup Contracts, (iii) claims of Seller Group Entities under the Ancillary Agreements or agreements or transactions

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entered into between any Seller Group Entity and Purchaser or any Purchaser Affiliate (including the Target Group Companies) after Closing, (iv) claims of the Seller Group Entities expressly provided for in the Local Share Transfer Agreements and (v) claims to the extent treated as Effective Date Financial Debt or Effective Date Net Working Capital and thereby having decreased the Purchase Price. The obligations of Seller pursuant to this Section 21 constitute a contract for the benefit of Third Parties (echter Vertrag zugunsten Dritter) with respect to the Purchaser Affiliates (including the Target Group Companies). Sections 33.2 and 33.3 apply mutatis mutandis to claims against Seller under this Section 21.

22.	Wrong-Pocket Transfers

22.1	Wrong-Pocket Assets

22.1.1	During the 18-month period following the Closing Date,

a)

if a Party becomes aware of any Wrong-Pocket Business Asset or any Wrong-Pocket Retained Business Asset (together, “Wrong-Pocket Assets”), that Party shall Notify the other Party thereof without undue delay (unverzüglich);

b)

upon Purchaser’s request and subject to Section 22.3, Seller shall, and shall procure that the Seller Group Entities will transfer any Wrong-Pocket Business Assets, at no cost, to a Target Group Company designated by Purchaser; and

c)

upon Seller’s request and subject to Section 22.3, Purchaser shall procure that the Target Group Companies will transfer any Wrong-Pocket Retained Business Assets, at no cost, to a Seller Group Entity designated by Seller.

22.1.2	The following definitions apply:

a)

“Wrong-Pocket Business Asset” means any asset owned by any Seller Group Entity that (i) during the 12-month period before the Signing Date, was exclusively used for the Business, (ii) has been accounted for in the Financial Information (as defined in the Warranty Catalogue) or the Final Effective Date Statements, or (iii) is listed in any Exhibit to the Warranty Catalogue as owned by any Target Group Company, but in each case of (i) to (iii) excluding any assets owned or otherwise held by Fijaciones, NORMA Distribution France S.A.S. or NORMA Pacific Pty. Ltd.

b)	“Wrong-Pocket Retained Business Asset” means any asset owned by any Target Group Company that, during the 12-month period before the Signing Date, was exclusively used for the Retained Business.

22.1.3

If, within six (6) months following the Closing Date, the Purchaser Notifies Seller identifying any material asset owned by Fijaciones or NORMA Distribution France S.A.S. that (i) during the 12-month period before the Signing Date, was exclusively used for the Business, (ii) has been accounted for in the Financial Information (as defined in the Warranty Catalogue) or the Final Effective Date Statements, or (iii) is listed in any Exhibit to the Warranty Catalogue as owned by any Target Group Company, upon Purchaser’s request and subject to Section 22.3, Seller shall, and shall procure that the Seller Group Entities will, transfer any such asset, at no cost, to a Target Group Company designated by Purchaser.

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22.2	Wrong-Pocket Contracts

22.2.1

If, during the 18-month period following the Closing Date, a Party becomes aware of any Wrong-Pocket Business Contract or any Wrong-Pocket Retained Business Contract (together, “Wrong-Pocket Contracts”), that Party shall notify the other Party thereof without undue delay (unverzüglich). Subject to Section 22.3, Section 9 applies mutatis mutandis to any Wrong-Pocket Contracts.

22.2.2	The following definitions apply:

a)

“Wrong-Pocket Business Contract” means any contract to which any Seller Group Entity other than Fijaciones, NORMA Distribution France S.A.S. or NORMA Pacific Pty. Ltd. (but no Target Group Company) is a party and that (i) during the 12-month period before the Signing Date, was used, in whole, for the Business or (ii) is listed in any Exhibit to the Warranty Catalogue as purportedly being a contract to which any Target Group Company is a party.

b)

“Wrong-Pocket Retained Business Contract” means any contract to which any Target Group Company (but no Seller Group Entity) is party that, during the 12-month period before the Signing Date, was used, in whole, for the Retained Business.

22.2.3

If, within six (6) months following the Closing Date, the Purchaser Notifies Seller identifying any material contract to which Fijaciones or NORMA Distribution France S.A.S. is a party and that (i) during the 12-month period before the Signing Date, was used, in whole, for the Business or (ii) is listed in any Exhibit to the Warranty Catalogue as purportedly being a contract to which any Target Group Company is a party, upon Purchaser’s request and subject to Section 22.3, Seller shall, and shall procure that the Seller Group Entities will, transfer any such contract, at no cost, to a Target Group Company designated by Purchaser.

22.3	Conflicts

22.3.1

A Wrong-Pocket Asset or a Wrong-Pocket Contract will not be subject to the transfers pursuant to this Section 22 (including the reference to Section 9) to the extent the benefit of that Wrong-Pocket Asset or a Wrong-Pocket Contract is made available to the Target Group or Seller Group, as applicable, under any Ancillary Agreement.

22.3.2	Sections 20 and 21 remain unaffected.

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VIII. Further Pre-Closing Covenants

23.	Regulatory Clearances

23.1

Purchaser shall procure that all filings to be made with competent public authorities (together the “Regulatory Clearance Authorities”) to obtain all regulatory clearances required for, or the expiration or termination of any waiting period applicable to, the Transaction (together the “Regulatory Clearances”), in particular

a)	any merger control clearances, or expiration or termination of any waiting period applicable to, in particular in the jurisdictions set forth in Exhibit 23.1; and

b)	any clearances pursuant to applicable foreign investment control laws, in particular in the jurisdictions set forth in Exhibit 23.1;

will be made as soon as reasonably practicable, but in no event later than within 20 Business Days after the Signing Date (or earlier, if so required by applicable law). With regard to jurisdictions that require pre-notification contacts, the 20 Business Days limit is deemed met if a draft filing is submitted to the Regulatory Clearance Authority within such time. Where the applicable law requires that a filing must also be made in the name and on behalf of Seller, Purchaser shall, subject to the prior written consent of Seller, procure that the relevant filing is also made on behalf of Seller. Where the applicable law requires that a separate filing must be submitted by Seller, Seller shall procure that the relevant filing is made on behalf of Seller as soon as reasonably practicable (but with regard to any filing required pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder (“HSR Act”), no later than 20 Business Days after the Signing Date (“HSR Filing Date”)).

23.2	In connection with the filings pursuant to Section 23.1, Purchaser shall

a)

take all reasonable action to furnish the Regulatory Clearance Authorities with all information required in good faith consultation with Seller who shall provide all required information as soon as reasonably practicable;

b)

provide Seller, reasonably in advance (to the extent possible), with (i) copies of any intended material written communication with the Regulatory Clearance Authorities (in particular draft filings), and (ii) any supporting documentation or information reasonably requested by Seller, and (iii) inform Seller about any intended material oral communication with the Regulatory Clearance Authorities;

c)

consider in good faith any reasonable comments of Seller which are provided promptly in relation to any intended material communication (and in particular draft filings) with the Regulatory Clearance Authority, to the extent (i) unrelated to Purchaser and the Purchaser Affiliates and (ii) permitted by applicable law;

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d)

keep Seller reasonably informed as to the progress of any filing and provide Seller with (i) copies of any material written communication received from any Regulatory Clearance Authority and (ii) summaries of any material oral communication with any Regulatory Clearance Authority (unless Seller and/or its advisors have participated therein);

e)

reasonably inform Seller ahead of any meeting with a Regulatory Clearance Authority so as to enable Seller and/or its advisors to provide input for the preparation of such meetings and, if reasonably requested by Seller and its advisors, to participate (to the extent not prohibited by the relevant Regulatory Clearance Authority);

f)	respond to and certify substantial compliance with any request for additional information and documentary material issued to Purchaser as soon as reasonably practicable; and

g)

not withdraw (zurücknehmen) filings with the Regulatory Clearance Authorities or agree with such authorities on the extension of any examination period, except with the prior written consent of Seller (not to be unreasonably withheld, conditioned or delayed), provided that Purchaser shall have (i) control over the strategy and the right to direct all matters with any Regulatory Clearance Authorities and (ii) the authority to make any strategic decisions in connection with obtaining the Regulatory Clearances. Seller shall follow such direction and decisions.

23.3

Purchaser shall use all reasonable best efforts to obtain all Regulatory Clearances so as to enable Seller and Purchaser to consummate the Transaction prior to the Cut-Off Date. Seller shall use commercially reasonable efforts to support Purchaser’s efforts to obtain all Regulatory Clearances, including compliance with Section 23.5. This includes that Seller shall, and shall procure that the Seller Group Entities will (i) make the filings pursuant to Section 23.1, (ii) respond as soon as reasonably practicable to any request for information by any Regulatory Clearance Authority made to Seller or any Seller Group Entity, and (iii) respond to and certify substantial compliance with any request for additional information and documentary material issued to Seller or any Seller Group Entity as soon as reasonably practicable. Notwithstanding anything to the contrary herein, the Parties’ efforts shall not include (and (a) neither Purchaser nor any Purchaser Affiliate (including, after the Closing Date, the Target Group Companies) is required to agree to, propose or effect, (b) nor are Seller or any Seller Group Entity required to agree to, propose or effect, (c) nor shall Seller or any Seller Group Entity (including, prior to the Closing Date, the Target Group Companies) agree to, propose or effect, without Purchaser’s prior consent by way of Notice) (i) the committing to or effecting of the sale, divesture or disposition of, or holding separate (through the establishment of a trust or otherwise) any assets, properties or businesses (or any parts thereof) of the Target Group Companies, the Business, Purchaser, any Purchaser Affiliate, Seller or any Seller Group Entity, (ii) the committing to, entering into or complying with other remedies or arrangements to avoid the effect of preventing the consummation of the Transaction, regardless of whether or not imposed in binding orders (Anordnungen), agreed upon with Regulatory Clearance Authorities in public law contracts (öffentlich-rechtliche Verträge), agreed upon in unilateral commitments (einseitige Zusicherungen)

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or otherwise, or (iii) the initiation of, the participating in, defending or contesting any lawsuits or other proceedings brought by or before any Regulatory Clearance Authority or any court or other governmental authority, whether judicial or administrative, challenging this Agreement, the consummation of the Transaction or the refusal of any Regulatory Clearance, including seeking to vacate or reverse any stay, temporary restraining order or similar order entered by any court or Regulatory Clearance Authority.

23.4

Purchaser shall not be entitled to any compensation of costs or expenses, any adjustment or repayment of the Purchase Price, or to any (other) amendment of this Agreement in connection with or as a result of (i) any sale, disposition or other measure taken to obtain, or any proceedings in relation with, any Regulatory Clearance, (ii) non-compliance with any filing or notification requirements in any jurisdictions, or (iii) any decision by a Regulatory Clearance Authority prohibiting, restricting or otherwise altering any of the transactions contemplated by this Agreement. Claims of the Parties in connection with any breaches of this Section 23 by the other Party shall remain unaffected.

23.5

Seller shall cooperate with Purchaser in good faith for the purpose of the filings with the Regulatory Clearance Authorities and obtaining all Regulatory Clearances, including by providing (to the extent available if applying commercially reasonable efforts) the relevant information concerning the Target Group Companies as reasonably requested by Purchaser or its advisors and as requested by the competent Regulatory Clearance Authorities.

23.6

For the avoidance of doubt, the communication among the Parties in connection with this Section 23 shall be subject to (i) compliance with mandatory legal restrictions and (ii) appropriate measures to safeguard the confidentiality of competitively, commercially and/or otherwise sensitive information and business secrets (which shall, in particular, be provided on a counsel-to-counsel basis only).

23.7	If public authorities request that further filings being made or initiate ex officio review proceedings, Sections 23.1 to 23.6 shall apply mutatis mutandis.

24.	Conduct of Business until the Closing Date

24.1

Seller shall procure that the Target Group Companies conduct the Business until the Closing Date, in all material respects, in the ordinary course of business, unless the relevant measure is a Permitted Measure.

24.2

Without limiting the generality of Section 24.1, Seller shall procure that the Target Group Companies (and the Local Share Transferors with respect to their shareholding in the Companies) do not take any of the following measures until the Closing Date, unless the relevant measure is a Permitted Measure:

a)

with regard to any Target Group Company: (i) increase or decrease of the nominal or registered share capital, (ii) merger, demerger, spin-off, split-off or other company reorganization, (iii) redemption or issuance of shares or other instruments convertible into shares or (iv) dissolution or liquidation;

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b)	selling or transferring any shares or equity interest in any Target Group Company or any line of business;

c)

granting of pre-emptive rights, rights of first refusal, options or similar rights or any encumbrances with respect to any shares or equity interest in any Target Group Company or any part of the Business (which is understood as a collective business operation rather than isolated assets);

d)	declaration or payment of any distribution of profits or other dividend (including by repayment of any capital), to any Seller Group Entity;

e)	amend any articles of association or other corporate organizational documents (unless immaterial) of any Target Group Company;

f)	acquiring (i) any shares or equity interest in any entity or (ii) any line of business;

g)	divestment of, or creation of any encumbrance on, any real property or any Material IP Rights (as defined in the Warranty Catalogue);

h)	any capital expenditure in excess of USD 1,000,000 (in words: one million U.S. dollars), unless such expenditure is provided for in any plan or budget disclosed to Purchaser prior to the Signing Date;

i)

entering into loan agreements or other financing agreements which otherwise increase any indebtedness of any Target Group Company exceeding USD 1,000,000 (in words: one million U.S. dollars), other than Intercompany Financing Agreements;

j)	issuance of any Credit Support Instrument to secure any indebtedness of any Seller Group Entity or any Third Party;

k)

entering into agreements, other than customer or supplier agreements, involving annual payment obligations in excess of USD 500,000 (in words: five hundred thousand U.S. dollars) in the individual case;

l)

(i) hiring any Key Business Employee, (ii) terminating the employment of any Key Business Employee other than for cause and (iii) engaging in any reduction in force, group termination, furlough or similar action with respect to any Business Employees;

m)

(i) granting any equity or equity-based awards or severance, change in control, retention or termination pay to any current or former Business Employees; (ii) entering into or materially amending any agreement on severance, employment, change in control, retention or termination pay with any current or former Business Employees, other than entering into any offer letter or employment contract with any newly hired individual who is not a Key Business Employee in the ordinary course of business consistent with past practice and (iii) discretionarily accelerating the vesting or payment of any such severance, change in control, retention, termination, equity or equity-based or other incentive awards or payments held by, any current or former Business Employees;

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n)

increasing the compensation or benefits provided to any current or former Business Employees, other than (x) where required by Law or Collective Bargaining Agreement as in effect as of the date hereof or as entered into or amended in accordance with paragraph q) below or (y) merit or promotion increases in the ordinary course of business consistent with past practice for Business Employees who are not Key Business Employees and which, in the aggregate, do not raise the relevant Target Group Company’s total personnel costs (Gesamtpersonalkosten) by more than 4% (provided that, in connection with any such increases, the Parties shall mutually cooperate in good faith with respect to any communications to Business Employees related to such increases);

o)

establishing, entering into or amending any Employee Plan, other than changes made to Seller Plans in the ordinary course of business consistent with past practice which are not targeted specifically at the Business and do not materially increase costs for the Target Group Companies following Closing (unless otherwise mutually agreed by the Parties after consultation in good faith with respect thereto);

p)

transferring the employment of any Business Employees from the Target Group Companies to the Seller Group or otherwise out of the Business or transferring the employment of any employee who is not a Business Employee from the Seller Group to the Target Group Companies or otherwise into the Business;

q)

(i) entering into, materially amending or terminating any Collective Bargaining Agreement, unless the relevant Collective Bargaining Agreements applies (x) to employees in Germany or (y) to more employees of the Seller Group than Business Employees (in which case, for either prongs (x) or (y), the Parties shall consult in good faith regarding any actions with respect thereto); provided, however, any bargaining or negotiation with respect thereto that relates to the employment (or the terms and conditions thereof) of such Business Employees with Purchaser or any Purchaser Affiliates (including the Target Group Companies) following the Closing (other than German employees) shall require Purchaser’s mutual involvement and prior written consent), and (ii) recognizing any labor or trade union representing any Business Employees;

r)	acknowledging claims (Anerkenntnis) of Third Parties in excess of USD 500,000 (in words: five hundred thousand U.S. dollars) in the individual case;

s)

except with respect to U.S. federal and state income tax matters for NDS, making, changing or revoking any material Tax election, changing any method of Tax accounting that could reasonably be expected to result in a change in annual taxes payable of USD 1,000,000 or more, settling or compromising any material Tax liability or material claim for or right to

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a Tax refund, amend any material Tax Return, filing any ruling or request for a ruling with any Taxing Authority, agreeing to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes, or entering into any closing or similar agreement with any Taxing Authority, in each case of the foregoing, outside the ordinary course of business;

t)	entering into any settlement agreement (Vergleich) with a settlement value exceeding USD 500,000 (in words: five hundred thousand U.S. dollars) in the individual case;

u)

entering into, or amending, any agreements between any Target Group Company, on the one hand, and any Seller Group Entity, on the other hand (other than with respect to the delivery of goods or rendering of services in accordance with past practice and on arm’s-length terms); and

v)	agree, whether in writing or otherwise, to do any of the foregoing.

24.3	Seller shall not, and shall procure that no other Seller Group Entity will, until the Closing Date, grant, issue or enter into any Intragroup Security or Third Party Security.

24.4

Purchaser shall not unreasonably withhold or delay any consent requested by Seller in connection with Sections 24.1 through 24.3. Purchaser shall be deemed to have granted its consent if Purchaser has not objected within five (5) Business Days after receipt of Seller’s request for consent (such request to be made by way of Notice). In deviation of Section 47.1, the requests for consent from Seller and the consents or rejections from Purchaser shall be sent to the respective other Party in text form (Textform) via email to the email addresses set forth in Exhibit 24.4. Each Party may replace the email addresses set forth for it for the purpose of this Section 24 by notification to the respective other Party in the form of Section 47.1.

24.5

“Permitted Measure” means any measure (i) provided for or otherwise contemplated by this Agreement (including its Exhibits), (ii) required to comply with applicable law or orders of a court or public authority, (iii) required to prevent the Business from suffering material harm, or (v) taken to fulfill obligations under contracts entered into by any Target Group Company prior to the Signing Date to the extent such contracts have been provided to Purchaser as part of the Due Diligence Information (vi) listed in Exhibit 24.5 or (v) approved by Purchaser in the form specified in Section 24.4.

24.6

Seller shall procure that the relevant Target Group Companies take, without undue delay (unverzüglich) after the Signing Date, all required actions (including making any required filings) to reflect the release of all security interests encumbering the patents and trademarks of NDS listed in Exhibit 24.6 in the applicable registers.

25.	Long-Term Incentive Plan

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25.1

Certain employees of the Target Group (“LTI Beneficiaries”) hold unvested grants (“Unvested Grants”) under Seller’s global long-term incentive plan (“LTI Plan”). It is the Parties’ mutual understanding that the LTI Plan will cease to apply to the LTI Beneficiaries as of the Effective Date, and that no rights or claims will continue or arise under the LTI Plan in respect of any period after the Effective Date.

25.2

The Parties shall use commercially reasonable efforts to obtain, prior to the Scheduled Closing Date, from each LTI Beneficiary a written acknowledgement and waiver pursuant to which such LTI Beneficiary (i) acknowledges that they have no rights or entitlements under or in connection with the LTI Plan with respect to any period after the Effective Date and (ii) waives any claims arising therefrom for such period by Seller offering to settle, in accordance with the terms of the LTI Plan, any portion of the Unvested Grants attributable to the period up to and including the Effective Date. In connection with compensation decisions made by Purchaser following the Closing, Purchaser shall consider, in its good faith discretion, the value of any Unvested Grants which are forfeited by an LTI Beneficiary as a result of the Transaction, provided that, for the avoidance of doubt, nothing in this Section 24.2 shall require Purchaser to grant any equity, equity-based or other incentive awards to, or otherwise provide any other compensation or payments to, any LTI Beneficiaries in connection with any Unvested Grant (or any portion thereof) or any waivers described above in this Section 24.2.

25.3

Seller shall indemnify (freistellen) Purchaser and any Purchaser Affiliate (including the Target Group Companies) from any claims under or in connection with the LTI Plan, including any awards granted thereunder.

26.	Dematerialization of Accounts

26.1

Purchaser shall, and shall procure that the Minority Share Purchaser and any applicable Acquiring Purchaser Affiliate will, open dematerialized accounts (the “Purchaser Demat Accounts”) as soon as practicable after the Signing Date, and, subject to Section 28.2, in any event prior to the Scheduled Closing Date, with a depository participant registered with the Securities and Exchange Board of India and National Securities Depository Limited or Central Depository Services Limited, to enable the transfer of the Sold Kimplas Shares in accordance with Section 3.

26.2

Seller shall procure that all dematerialized accounts of a Local Share Transferor or a Target Group Company which are required for the sale or transfer of the Sold Kimplas Shares pursuant to this Agreement are opened and set up as soon as practicable after the Signing Date, and, subject to Section 28.2, in any event prior to the Scheduled Closing Date, with a depository participant registered with the Securities and Exchange Board of India and National Securities Depository Limited or Central Depository Services Limited, to enable the transfer of the Sold Kimplas Shares in accordance with Section 3.

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27.	Pre-Closing Access

27.1	General Pre-Closing Access

Subject to Section 27.5, prior to Closing, Seller shall, and shall procure that the Seller Group Entities and the Target Group Companies will use commercially reasonable efforts to afford to Purchaser, the Purchaser Affiliates and their respective representatives (including professional advisors) reasonable access, upon reasonable notice during normal business hours, to the properties, books, records and personnel of the Target Group Companies and/or the Business and provide such information, documentation and assistance as Purchaser, the Purchaser Affiliates and their respective representatives (including advisors) may reasonably request, in each case, solely for the purposes of (i) facilitating the completion of the Transaction, (ii) integration planning in connection with the Transaction and (iii) developing a plan for the operation of the Target Group Companies after Closing, it being understood that such access shall be coordinated with, and supervised by, Seller.

27.2	Financing Cooperation

Subject to Section 27.5, prior to Closing, Seller shall procure that the Target Group Companies will use commercially reasonable efforts to provide such cooperation as is customary and reasonably requested by Purchaser in connection with the arranging, negotiating and finalizing of the Purchaser’s third party debt financing arrangements relating to the acquisition of the Target Group Companies, provided that no Target Group Company shall be required to enter into any obligation or liability towards the Purchaser and/or any of its third party debt financing providers prior to Closing. This includes that the obligations pursuant to Section 27.1 apply mutatis mutandis.

27.3	Bring-Down Due Diligence

Without limiting Section 31.5, subject to Section 27.5, prior to Closing, Seller shall, and shall procure that the Target Group Companies will, use commercially reasonable efforts to assist Purchaser in (i) completing, refreshing or bringing down Purchaser’s due diligence investigations and (ii) underwriting, binding, renewing, endorsing or otherwise enhancing the W&I Insurance.

27.4	Target Group Financials

27.4.1

Seller and the Target Group are in the process of preparing combined carve-out financial statements of the Target Group for the financial year 2024 in accordance with U.S. GAAP, including a combined carve-out balance sheet, combined carve-out income statement, combined carve-out statement of cash flows, combined carve-out statement of changes in equity, and related notes thereto (the “2024 Financials”; such combined carve-out financial statements of the Target Group Companies prepared in accordance with U.S. GAAP with respect to any period, the “Target Group Financials”). Seller shall consult Purchaser with respect to the preparation thereof and consider Purchaser’s comments thereon in good faith (provided that Seller shall in

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any event be entitled to proceed with the 2024 Financials without reflecting any of Purchaser’s comments), and Seller shall procure that, by the earlier of December 31, 2025 and the Closing Date, (i) the 2024 Financials are finalized, (ii) the finalized 2024 Financials are audited in accordance with U.S. GAAP and a report issued in compliance with the rules and regulations of the AICPA by KPMG AG Wirtschaftsprüfungsgesellschaft (the “Target Group Auditor”), and (iii) a copy of the audited 2024 Financials is made available to Purchaser.

27.4.2

Seller shall prepare unaudited Target Group Financials as of and for the nine months ended September 30, 2025 and provide a copy thereof to Purchaser by the earlier of December 31, 2025 and the Closing Date.

27.4.3	If, on the basis of the 2024 Financials, the Target Group Companies constitute a “significant business” under Rule 3-05 of Regulation S-X (17 C.F.R. § 210.3-05), Seller shall:

a)

if the Closing Date occurs after March 31, 2026, (i) prepare (or cause to be prepared) Target Group Financials for the financial year 2025, (ii) have such Target Group Financials audited by the Target Group Auditor, and (iii) provide a copy of such audited Target Group Financials to Purchaser by no later than thirty days following the Closing Date;

b)

if the Closing Date occurs on or after May 15, 2026, prepare (or cause to be prepared) unaudited Target Group Financials as of and for the three months ended March 31, 2026 and provide a copy thereof to Purchaser by no later than thirty days following the Closing Date;

c)

if the Closing Date is on or after August 15, 2026, prepare (or cause to be prepared) unaudited Target Group Financials as of and for the six months ended June 30, 2026 and provide a copy thereof to Purchaser by no later than thirty days following the Closing Date; and

d)

if the Closing Date is on or after November 15, 2026, prepare (or cause to be prepared) unaudited Target Group Financials as of and for the nine months ended September 30, 2026 and provide a copy thereof to Purchaser by no later than thirty days following the Closing Date.

27.4.4

In connection with the preparation of each of the Target Group Financials contemplated by this Section 27.4, (i) Purchaser and Seller agree that each of the Target Group Financials shall be prepared excluding any cash pooling arrangements and any effects, consequences or impacts arising therefrom; (ii) Seller shall consult Purchaser with respect to the preparation thereof and consider Purchaser’s comments thereon in good faith (provided that Seller shall in any event be entitled to proceed with such Target Group Financials without reflecting any of Purchaser’s comments); and (iii) except in the case of the 2024 Financials, Purchaser shall reimburse Seller for the customary and documented out-of-pocket costs incurred by Seller in the preparation of such Target Group Financials.

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27.5	Restrictions

Nothing in this Section 27 requires any Seller Group Entity or any Target Group Company to (i) take any action that would conflict with any law or, contractual confidentiality obligations or would breach any legal privilege, (ii) take any action that could reasonably be expected to hinder, delay, impair or prevent the obtaining of any Regulatory Clearances under this Agreement, (iii) enter into any agreement or other document that would be effective prior to (or would not be conditional on) the occurrence of Closing, (iv) permit any access that would disrupt in a substantial manner the ordinary course of business of any Seller Group Entity or any Target Group company, (v) disclose any internal analyses, valuations, reports or other documents prepared in connection with the Transaction, (vi) prepare, update or produce any information that is not readily available in the ordinary course of business, or (vii) permit the Purchaser or any Purchaser Affiliate or any of its representatives (including professional advisors) to contact employees, customers, suppliers or other business partners of any Target Group Company without Seller’s prior consent by way of Notice (it being understood that with respect to employees such consent requirement shall not relieve Seller from its obligations under Sections 27.1 to 27.4). All access by the Purchaser pursuant to this Section 27 shall at all times be supervised by a representative designated by the Seller, and (ii) be subject to the NDA. Notwithstanding the foregoing, except for the immediately preceding sentence, this Section 27.5 shall not apply to Section 27.4.

IX. Closing

28.	Closing Conditions

28.1	One-Step Closing

28.1.1

The obligations of the Parties to perform the Closing Actions pursuant to Section 30 shall, subject to Section 28.2, be subject to the fulfillment or waiver of the following conditions precedent (the “Closing Conditions”):

Any waiting period applicable to the Transaction under the HSR Act shall have expired or been terminated and the Regulatory Clearances in the jurisdictions set forth in Exhibit 23.1 have been obtained or are deemed to be obtained pursuant to applicable law in the relevant jurisdiction, e.g. because of the expiry or termination of applicable waiting periods to the Transaction under the HSR Act or because jurisdiction has been declined.

28.1.2

The Parties agree that no Closing Conditions set forth in Section 28.1.1 shall be deemed to be fulfilled if the Regulatory Clearance in question is obtained or deemed to be obtained subject to any condition that any Party shall be obliged to take any action that it is not required to take pursuant to Section 23.

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28.1.3

The Parties shall Notify each other of the fulfillment or the definite failure (endgültiger Nichteintritt) of any Closing Conditions without undue delay (unverzüglich) after obtaining knowledge thereof, and shall provide reasonable evidence thereof.

28.1.4

The Closing Conditions may be waived jointly by the Parties by way of corresponding Notices. The effect of a waiver of a Closing Condition shall be limited to eliminating the need that such Closing Condition be fulfilled and shall not limit or prejudice any claims that a waiving Party may have with respect to any circumstances relating to such Closing Condition not having been fulfilled.

28.2	Staggered Closing

If all Closing Conditions are fulfilled or waived on the Scheduled Closing Date, but the Purchaser Demat Accounts or any demat accounts of a Local Share Transferor or a Target Group Company, which are legally required for the sale or transfer of the Sold Kimplas Shares pursuant to this Agreement (each such demat account, a “Relevant Demat Account”) have not been set up, each Party may, by way of Notice to the other Party (the “Staggered Closing Notice”), elect to defer the Closing solely with respect to the Sold Kimplas Shares. If any Party exercises its right under this Section 28.2, the following will apply:

a)

On the Scheduled Closing Date, all Closing Actions shall be taken except that (i) the Local Share Transfer Agreement regarding the Sold Kimplas Shares shall not be executed and (ii) the Leaving Function Holders at Kimplas Piping Systems Private Limited and its Subsidiary (the “Indian TG Companies”) shall not be removed. For the avoidance of doubt, the Purchaser shall pay the Preliminary Purchase Price in full notwithstanding that the Sold Kimplas Shares are not transferred as of Closing.

b)

The Effective Date Statements shall be prepared as of the Effective Date taking into account the Effective Date Financial Debt, the Effective Date Cash and the Effective Date Net Working Capital of the Indian TG Companies as if the transfer of the Sold Kimplas Shares had been consummated as of the Effective Date, and the Adjustment Amount payable or to be received by Purchaser shall be calculated accordingly.

c)

Without undue delay (unverzüglich) after the Relevant Demat Accounts have been obtained, Seller and Purchaser shall procure (in each case with respect to actions to be taken by themselves of their respective Affiliates) that (i) the Local Share Transfer Agreement regarding the Sold Kimplas Shares will be executed and (ii) the Leaving Function Holders at Kimplas Piping Systems Private Limited will be removed (the point in time on which these actions have been taken, the “Indian Closing Date”), in each case in accordance with this Agreement.

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d)

If a local payment of the Preliminary Purchase Price or, if the final Purchase Price has been determined prior to the Indian Closing Date, the Purchase Price allocable to the Sold Kimplas Shares is required by Purchaser and the Minority Share Purchaser, Purchaser shall, and shall cause the Minority Share Purchaser to, make such local payment to the relevant Local Share Transferors on the Indian Closing Date in local currency and, upon receipt of such payments by the Local Share Transferors, Seller shall pay an amount corresponding to such local payments (converted into USD with the Exchange Rate as of the Indian Closing Date) to Purchaser.

e)	Section 23 and the No-Leakage Undertaking will continue to apply with respect to the Indian TG Companies until the Indian Closing Date.

f)	Any obligations of Purchaser to procure, cause or direct any action by any Indian TG Company are deferred until the Indian Closing Date.

g)

If the Indian Closing Date has not occurred until the expiry of six (6) months after the Closing Date due to the Purchaser Demat Accounts not being set up, Seller and its Affiliates shall no longer be obliged to (but shall, once the Purchaser Demat Accounts have been set up, have the right to) transfer the Sold Kimplas Shares to Purchaser or an Affiliate of Purchaser and Purchaser and its Affiliates shall not have any claim for repayment of the portion of the Preliminary Purchase Price or Purchase Price (as applicable) allocable to the Sold Kimplas Shares.

h)	Section 26 shall continue to apply until the Indian Closing Date.

i)

The Fundamental Warranties regarding Seller, any Indian TG Company, the Sold Kimplas Shares or the Local Share Transferors owning the Sold Kimplas Shares are also given as of the Indian Closing Date, unless the Indian Closing Date takes place more than six (6) months after the Closing Date due to the Purchaser Demat Accounts not being set up.

29.	Obligation to Perform Closing; Scheduled Closing Date

29.1	The Parties shall, subject to Section 29.2, perform the Closing Actions (the “Closing”)

a)

on the first Business Day of the calendar month following the calendar month in which the last Closing Condition has been fulfilled or waived, unless the last Closing Condition has been fulfilled or waived within the last ten (10) Business Days of such calendar month;

b)

on the first Business Day of the second calendar month following the calendar month in which the last Closing Condition has been fulfilled or waived, if the last Closing Condition has been fulfilled or waived within the last ten (10) Business Days of a calendar month; or

c)	at such other date as the Parties have mutually agreed upon

provided that, notwithstanding anything to the contrary contained herein, Purchaser shall not have any obligation to consummate the Closing before December 31, 2025 without its prior consent by way of Notice (the “Scheduled Closing Date”, and the point in time at which Closing is actually completed, the “Closing Date”).

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29.2

Without limiting the Parties’ obligations pursuant to Section 23, each Party may refuse to consummate the Closing if and for so long as an enforceable judgment, injunction, order or other decision prohibiting or making illegal the consummation of the Transaction has been issued by any court or governmental authority in any lawsuit or other proceeding brought against the Parties by a Regulatory Clearance Authority.

29.3

Closing shall take place on the Scheduled Closing Date at 10 a.m. Central European Time at the offices of Gleiss Lutz, Karl-Scharnagl-Ring 6, 80539 Munich, Germany or at such other place or time, or in such other format (including, in particular, virtually via video conference or other telecommunication means), as the Parties have mutually agreed upon.

30.	Closing Actions

30.1

The Parties shall perform or, if applicable, cause to be performed, concurrently (Zug um Zug) the following actions (the “Closing Actions”), in each case if not already performed before in accordance with this Agreement:

a)	Purchaser shall pay the Preliminary Purchase Price into Seller’s Account.

b)	Seller shall cause the Local Share Transferors, and Purchaser shall, and shall cause the Minority Share Purchaser, to enter into the Local Share Transfer Agreements.

c)

If there are any Intragroup Debt Amounts in favor of any Target Group Company which have not been settled prior to the Scheduled Closing Date, the relevant Seller Group Entities owing such Intragroup Debt Amounts shall pay the Intragroup Debt Amounts to the relevant Target Group Company.

d)

If there are any Intragroup Debt Amounts in favor of a Seller Group Entity which have not been settled prior to the Scheduled Closing Date, Seller shall procure that the Target Group Companies owing such Intragroup Debt Amounts pay such Intragroup Debt Amounts to the respective Seller Group Entities.

e)

Seller shall deliver to Purchaser resignation letters or copies of shareholders’ resolutions, as applicable, evidencing that the Leaving Function Holders have resigned or been removed from their positions pursuant to Section 17.

f)	The relevant Seller Group Entities and the relevant Target Group Companies shall enter into the Ancillary Agreements.

g)	Seller shall deliver to Purchaser a duly executed IRS Form W-9 or applicable IRS Form W-8 from Seller and the Local Share Transferors.

h)

Seller shall deliver to Purchaser a duly executed copy of IRS Form 8023 (together with any applicable state or local Tax forms reasonably requested by Purchaser) to make the Section 338(h)(10) Election (as defined in Section 34.9.1).

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30.2

The Closing Action referred to in Sections 30.1a) may be waived by Seller by way of Notice to Purchaser. The Closing Action referred to in Sections 30.1c) may be waived by Purchaser by way of Notice to Seller. The other Closing Actions may only be waived jointly by the Parties by way of corresponding Notices. The effect of a waiver of a Closing Action shall be limited to eliminating the need that such Closing Action be performed as part of the Closing and shall not limit or prejudice the right of the waiving Party to claim that such Closing Action (or parts thereof) shall be performed as soon as possible afterwards as well as any further claims that a waiving Party may have with respect to any circumstances relating to such Closing Action not having been performed as set forth in Section 30.1.

30.3

Immediately after all Closing Actions have been performed or waived, the Parties shall confirm in a written document substantially in the form as attached hereto as Exhibit 30.3 (the “Closing Memorandum”) that (i) the Closing Conditions have been fulfilled or waived, (ii) the Closing Actions have been performed or waived and (iii) Closing has occurred.

X. Warranties

31.	Warranties of Seller

31.1	Seller Warranties

31.1.1

Seller hereby warrants to Purchaser by way of an independent promise of guarantee (selbständiges Garantieversprechen) pursuant to section 311 (1) BGB within the scope and subject to the remedies and limitations set forth in this Agreement that the statements set forth in Exhibit 31.1.1-A (the “Seller Warranties”; such Exhibit, the “Warranty Catalogue”) are, taking into account the facts and circumstances set forth in Exhibit 31.1.1-B (the “Disclosure Schedule”), correct as of the Signing Date, unless a Seller Warranty is explicitly made as of a different date, in which case such Seller Warranty shall be correct only as of such different date. Seller Warranties which are made to Seller’s Knowledge are in any event solely made as of the Signing Date.

31.1.2

The scope and content of each Seller Warranty as well as the remedies and limitations of liability in case of breaches of Seller Warranties are exclusively defined by the provisions of this Agreement, in particular Sections 33 and 35, which shall form an integral part of the Seller Warranties. The Seller Warranties shall neither qualify as a subjective requirement within the meaning of section 434 (1), (2) BGB nor be construed as a guarantee of condition within the meaning of sections 443, 444 BGB (Garantie für die Beschaffenheit der Sache).

31.1.3

Each Seller Warranty is limited to the scope of the statements contained in such Seller Warranty itself. The content of (i) the Disclosure Schedule and any exhibits thereto, and (ii) Exhibits to Seller Warranties shall in no event be interpreted to extend the scope of a Seller Warranty, even if they contain additional information (e.g. information not required to be disclosed under the Seller Warranty according to its respective wording or the description of circumstances not meeting the applicable materiality threshold), and Seller shall not be liable if such additional information turns out to be incorrect.

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31.1.4

The Seller Warranties solely serve risk allocation purposes in accordance with the rights and remedies of Purchaser for an incorrectness of a Seller Warranty pursuant to this Agreement and as a reference point and basis for the W&I Insurance in accordance with Section 35.2.1. The lack of any examination or verification with respect to any Seller Warranty shall not be regarded as acting in a fraudulent manner (arglistiges Verhalten). For the avoidance of doubt, claims for breaches of Seller Warranties in accordance with the remedies set out in this Agreement remain unaffected.

31.1.5	The Seller Warranties set forth in Sections 1 to 7 of Exhibit 31.1.1-A are referred to as “Fundamental Warranties”.

31.2	Seller’s Knowledge

If any Seller Warranty refers to “Seller’s Knowledge”, such term shall solely mean the actual knowledge (positive Kenntnis) of the individuals listed in Exhibit 31.2-A (“Seller’s Knowledge Individuals”) following reasonable inquiries with only the individuals listed in Exhibit 31.2-B (“Seller’s Inquiry Individuals”). The knowledge of such Seller’s Knowledge Individuals after such inquiries shall only be relevant to determine Seller’s Knowledge for the purposes of this Section 31 (including Exhibit 31.1.1-A). No knowledge of such individuals shall, subject to Section 35.5, be attributed (zugerechnet) to Seller or any of Seller’s Affiliates for any other purposes.

31.3	Material Adverse Effect

If a Seller Warranty refers to a “Material Adverse Effect”, such term shall mean any change or effect that is materially adverse to the assets, financial condition and/or results of operations (Vermögens-, Finanz- und/oder Ertragslage) of the Business taken as a whole, resulting in each case in Losses of the Target Group Companies in excess of USD 10,000,000 (in words: ten million U.S. dollars).

31.4	No other Warranties or Statements of Seller

31.4.1

Except for the Seller Warranties set forth in Exhibit 31.1.1-A, neither Seller nor any Seller Group Entity makes or grants any representation or warranty or any other statement whether express or implied, and Seller hereby disclaims any other representation or warranty or any other statement, whether made by Seller or any Seller Group Entity or any of their respective directors, employees, advisors or other representatives, with respect to or in connection with the Target Group Companies, the Sold Shares, the Business, the execution or consummation of this Agreement or any agreements entered into in connection herewith or with the Transaction. In particular, Seller makes no representation or warranty (for the avoidance of doubt, except for the Seller Warranties) with respect to

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a)

any projections, estimates or budgets delivered or made available to Purchaser, Purchaser Affiliates or their respective directors, employees, advisors or other representatives, or any future revenues, future results of operations (or any component thereof), future cash flows, future financial condition (or any component thereof) or the future business and operations of the Business; and

b)

any other information or documents made available to Purchaser, any Purchaser Affiliate or their respective directors, employees, advisors or other representatives with respect to the Business in the transaction process.

31.4.2

Purchaser hereby confirms that Purchaser and the members of its deal team listed in Exhibit 31.4.2 (“Purchaser’s Deal Team”) are not aware of any facts or circumstances that could render any of the Seller Warranties incorrect.

31.5	Bring-Down Disclosure

31.5.1

Not earlier than three (3) Business Days prior to the Scheduled Closing Date, Seller shall (i) review the Seller Warranties and enquire with Seller’s Knowledge Individuals and Seller’s Inquiry Individuals (that at this time are still employed by Seller, any Seller Group Entity or any Target Group Company) to identify any facts or circumstances (irrespective of when they have occurred) that render the Seller Warranties no longer true and correct if they were given as of the date of review of the respective Seller’s Knowledge Individuals and Seller’s Inquiry Individuals and (ii) supplement, modify or update the Disclosure Schedule in respect of the Seller Warranties to the extent the Seller Warranties would otherwise no longer be held correct on the Closing Date (the Disclosure Schedule so updated, the “Updated DS”), and (iii) deliver to Purchaser a draft of the Updated DS.

31.5.2	On the Scheduled Closing Date, Seller shall deliver to Purchaser (i) a notice substantially in the form of Exhibit 31.5.2 (the “Bring-Down Notice”) and (ii) the Updated DS.

31.5.3	With regard to the Bring-down Notice and the Updated DS, the following shall apply:

a)

Seller prepares the Bring-down Notice and the Updated DS solely on the basis of the information provided and confirmation rendered by the Seller’s Knowledge Individuals and Seller’s Inquiry Individuals;

b)

the Bring-down Notice and the Updated DS solely serve the purpose to allow Purchaser to obtain insurance cover under the W&I Insurance also as of the Closing Date and/or the Effective Date (as the case may be) and Seller shall not be liable vis-à-vis Purchaser in connection with the Bring-down Notice, the Updated DS or their contents;

c)

Purchaser shall not be entitled to reduce the Purchase Price, to refuse performance of the Closing Actions and/or to withdraw from or otherwise terminate this Agreement in connection with the Bring-down Notice and/or the Updated DS, including (i) due to the content of the

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Bring-down Notice and/or Updated DS, or (ii) if information in the Bring-down Notice and/or Updated DS is incomplete or incorrect, e.g. as a result of the Seller’s Knowledge Individuals and Seller’s Inquiry Individuals having provided incorrect, or not having provided, information required for the preparation of the Bring-down Notice and/or the Updated DS.

31.5.4	Section 27.3 remains unaffected.

32.	Warranties of Purchaser

32.1

Purchaser hereby warrants to Seller by way of an independent promise of guarantee (selbständiges Garantieversprechen) pursuant to section 311 (1) BGB that the following statements in this Section 32.1 are correct as of the Signing Date and as of the Closing Date (but with respect to the Minority Share Purchaser and the Acquiring Purchaser Affiliates only as of the Closing Date), unless a statement is explicitly made as of a different date, in which case such statement shall be correct only as of such different date.

32.1.1	Purchaser is a corporation, duly established and validly existing under the laws of the State of Delaware, USA.

32.1.2	Minority Share Purchaser is an entity, duly established and validly existing under the laws of its place of incorporation.

32.1.3	Each Acquiring Purchaser Affiliate is an entity duly established and validly existing under the laws of its place of incorporation.

32.1.4

Purchaser, the Minority Share Purchaser and each Acquiring Purchaser Affiliates have all corporate power and authority to execute and perform this Agreement, the Ancillary Agreements, the Local Share Transfer Agreements, to which they are a party, and to effect the transactions contemplated therein.

32.1.5

As of the Signing Date, there is no legal or administrative proceeding pending against Purchaser, the Minority Share Purchaser or any Acquiring Purchaser Affiliate or threatened in writing against Purchaser, the Minority Share Purchaser of any Acquiring Purchaser Affiliate before any court, arbitral tribunal or public authority that in any manner challenges or seeks to prevent, alter or materially delay the Transaction.

32.1.6

As of the Signing Date, no insolvency proceedings (Insolvenzverfahren) or similar proceedings under applicable laws are pending regarding Purchaser, the Minority Share Purchaser or any Acquiring Purchaser Affiliate and Purchaser, the Minority Share Purchaser and the Acquiring Purchaser Affiliates are not required under applicable laws to file for any such proceeding.

32.1.7

As of the Signing Date, all information provided in writing by or on behalf of Purchaser to Seller concerning Purchaser and Purchaser Affiliates with respect to, and in preparation of, any filings to be made with the public authorities for the Transaction, including those to obtain the Regulatory Clearances, is correct. Any assessments provided by or on behalf of Purchaser to Seller in writing in this regard have been prepared in good faith and with due care.

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32.1.8

Purchaser has sufficient immediately available funds or binding and unconditional and irrevocable financing commitments as required to fulfill its obligations under or in connection with this Agreement if and when due.

32.1.9

Each of Purchaser, the Minority Share Purchaser and the Acquiring Purchaser Affiliates is acquiring the Sold Shares on its own account, and not for or on behalf of any Third Party. Neither Purchaser, the Minority Share Purchaser nor any Acquiring Purchaser Affiliate has entered, nor has presently a specific intention to enter, into any agreement with any Third Party to immediately or in the near future sell, transfer or grant a participation to such Third Party with respect to the Target Group Companies, the Business or any part thereof.

32.1.10

Purchaser does not have any obligation or liability to pay any fees or commissions to any broker, finder, agent or other Third Party with respect to the Transaction for which Seller could become wholly or partly liable.

32.2

In the event that any representation and warranty of Purchaser pursuant to Sections 32.1.1 to 32.1.10 turns out to be incorrect, Purchaser shall indemnify (freistellen) Seller from any liabilities and damages incurred or suffered in connection therewith. All claims of Seller arising under this Section 32 shall become time-barred three (3) years after the Closing Date.

32.3

Except for the warranties set forth in Section 32.1, neither Purchaser nor any Purchaser Affiliate makes or grants any representation or warranty or any other statement whether express or implied, and Purchaser hereby disclaims any other representation or warranty or any other statement, whether made by Purchaser or any Purchaser Affiliate or any of their respective directors, employees, advisors or other representatives, with respect to or in connection with the Purchaser, the Purchaser Affiliates (including its and their financial condition), the execution or consummation of this Agreement or any agreements entered into in connection herewith or with the Transaction. In particular, Purchaser makes no representation or warranty with respect to any other information or documents made available to Seller, any Seller Group Entity or their respective directors, employees, advisors or other representatives in the transaction process.

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XI. Remedies; Purchaser Claim Procedure

33.	Remedies; Purchaser Claim Procedure

33.1	Scope of Remedies

33.1.1

Subject to Section 35, if any of the Seller Warranties is incorrect or in the event of a breach of any obligation of Seller under or in connection with this Agreement (other than under or in connection with Section 34 and other than Share Transfer Claims), Seller shall put Purchaser or, at Seller’s election, the relevant Target Group Company into the position it would have been in if the Seller Warranty had not been incorrect or the obligation of Seller had not been breached (restitution in kind; Naturalrestitution). If and to the extent Seller has not effected restitution in kind within ninety (90) Business Days after receipt of Notice pursuant to Section 33.2.1, Purchaser shall solely be entitled to request from Seller payment of damages (Schadensersatz in Geld) to Purchaser or, at Seller’s election, to the relevant Target Group Company for the Losses incurred by Purchaser or the relevant Target Group Company as a result of the incorrectness of the Seller Warranty or the breach of the obligation of Seller, as applicable. Seller shall at any time be entitled to render payment of damages (Schadensersatz in Geld) instead of restitution in kind (Naturalrestitution).

33.1.2

“Losses” shall mean actual losses (Schäden) within the meaning of sections 249 through 254 BGB that have been actually incurred by Purchaser or a Target Group Company, excluding (i) frustrated expenses (vergebliche Aufwendungen), (ii) internal costs and expenses (in particular, any overhead costs) incurred by Purchaser, (iii) potential or actual reduction in value (Wertminderung) of the Sold Shares, a Target Group Company, the Business, Purchaser or any of its Affiliates, (iv) indirect damages (mittelbare Schäden), consequential damages (Folgeschäden) and lost profits (entgangene Gewinne), in each case to the extent they were not reasonably foreseeable, (v) losses caused by business interruption (Betriebsunterbrechungsschäden), and (vi) losses or damages that are based on the argument that the Purchase Price or any part of it was determined on the basis of incorrect economic or other assumptions or an incorrect valuation of the Sold Shares, the Target Group Companies or the Business. Valuation methods applied by Purchaser, in particular multipliers (e.g. an EBIT or EBITDA multiple) applied by Purchaser in connection with the valuation and determination of the Sold Shares, the Target Group Companies or the Business, shall not be taken into account for the determination of any Loss and shall in no event give rise to or increase a loss to be compensated to Purchaser, any of its Affiliates or the Target Group Companies.

33.2	Purchaser Claim Procedure

33.2.1

If Purchaser or any Purchaser Affiliate becomes aware of any facts or circumstances which result or may result in a claim pursuant to Section 33.1 (each such claim, a “Purchaser Claim”), Purchaser shall give Seller Notice thereof promptly after the discovery of the relevant facts or circumstances, but in no event later than thirty (30) Business Days thereafter, stating in such Notice in reasonable detail the nature of the relevant claim, its factual and legal basis and an estimate of the amount of Losses involved, to the extent that such amount can be determined at the time when such Notice is given.

33.2.2

Purchaser shall, and shall procure that the relevant Purchaser Affiliates will, allow Seller and its directors, employees, advisors and other representatives, as applicable, to investigate the facts or circumstances alleged to give rise to the respective Purchaser Claim. Purchaser shall, and shall procure that the relevant Purchaser Affiliates will, give such information and assistance, including access to the premises and the directors, employees, advisors and other representatives of Purchaser and the Purchaser Affiliates and the right to examine and copy or photograph any assets, accounts, books, records and other documents, as Seller or its directors, employees, advisors and other representatives, as applicable, may reasonably request in order to assess the relevant facts or circumstances alleged to give rise to the relevant Purchaser Claim.

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33.3	Third Party Claim Procedure

If a Third Party, including any public authority, asserts or threatens to assert any claim against Purchaser or a Purchaser Affiliate, or if Purchaser or a Purchaser Affiliate becomes subject to any audit or investigation by any public authority which can reasonably be expected to give rise to a Purchaser Claim (each a “Third Party Claim”), the following shall apply:

a)

Purchaser shall give Seller Notice of such Third Party Claim promptly after becoming aware that the relevant claim has been asserted or threatened to be asserted or that the relevant audit or investigation has been initiated, but in no event later than ten (10) Business Days thereafter. Section 33.2.2 shall apply mutatis mutandis.

b)

The Parties shall discuss any measures which Seller proposes to take in connection with the Third Party Claim and its defense. Purchaser shall procure that no admission of liability with respect to a Third Party Claim will be made by or on behalf of Purchaser or a Purchaser Affiliate, and the Third Party Claim will not be settled without the prior consent of Seller (such consent to be granted by way of Notice and not to be unreasonably withheld, conditioned or delayed).

33.4	Exclusion of Claims

33.4.1	Seller shall not be liable for, and Purchaser shall not be entitled to bring, any claim under or in connection with this Agreement if and to the extent that:

a)	the amount of the claim has been recovered from a Third Party, including under an insurance policy; claims of Purchaser under the W&I Insurance remain unaffected;

b)

the facts or circumstances giving rise to the claim have been taken into account as liability (Verbindlichkeit), provision (Rückstellung), depreciation (Abschreibung), valuation adjustment (Wertberichtigung) or otherwise in the Financial Information (as defined in the Warranty Catalogue);

c)	the matter to which the claim relates has been treated as Effective Date Financial Debt or Effective Date Working Capital and thereby reduced the Purchase Price;

d)

Purchaser or any Purchaser Affiliate (excluding, for the avoidance of doubt, the Target Group Companies for periods prior to Closing) has caused or partially caused the facts or circumstances giving rise to the claim pursuant to section 254 (1) BGB;

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e)

the claim results from a failure of Purchaser or any Purchaser Affiliate (excluding, for the avoidance of doubt, the Target Group Companies for periods prior to the Closing Date) to mitigate damages pursuant to section 254 (2) BGB;

f)	the matter to which the claim relates was caused by the passing of or any change in any law after the Signing Date; or

g)

the facts or circumstances giving rise to the claim result from (i) a measure or omission of any Seller Group Entity after the Signing Date approved by Purchaser in the form specified in Section 24.4, or (ii) a violation of the procedures and time limits set forth in Sections 33.2 and 33.3.

33.4.2

Seller shall not be liable for, and Purchaser shall not be entitled to bring, any claim for breach of a Seller Warranty if and to the extent that the matter to which the claim relates was (i) known by Purchaser or by any person in Purchaser’s Deal Team on the Signing Date or (ii) disclosed in the Due Diligence Information. Purchaser has been given the opportunity to conduct a due diligence review of the Target Group Companies, the Business and the purchased objects. Purchaser, the Purchaser Affiliates and their directors, employees, advisors and other representatives, in particular, participated in a Q&A process, management presentations and expert sessions. “Due Diligence Information” means (i) all information Fairly Disclosed in the Q&A process, the management presentations and the expert sessions, (ii) all matters Fairly Disclosed in the information memoranda and the fact books listed in Exhibit 33.4.2-A, (iii) all information disclosed in the e-mails (including exhibits attached thereto) listed in Exhibit 33.4.2-B and (iv) all documents Fairly Disclosed in the virtual data room provided by Datasite, which was accessible for Purchaser between July 28, 2025 and September 19, 2025 (“Virtual Data Room”). “Fairly Disclosed” means that the disclosure was made in a manner and in such reasonable detail that the relevant risks could be identified by applying the standard of care of a prudent reader with a relevant professional background and with reasonable experience in M&A transactions, which, in the event of disclosure through the Virtual Data Room, includes the requirement that the file containing the relevant information has been uploaded to a folder where such disclosure can be reasonably expected.

33.5	Data Room USB Stick

33.5.1

The content of the Virtual Data Room has been saved on a USB stick (the “VDR USB Stick”) which has been handed over to the acting notary. The acting notary has not examined the VDR USB Stick with respect to its content or technical function. A further copy of the VDR USB Stick has been provided to each of Seller and Purchaser. The Parties are aware that the VDR USB Sticks contain personal data and that the Parties therefore have to comply with data protection laws in connection with the processing of the data saved on the storage devices, the storage of the storage devices, and with any request of copies thereof from the acting notary.

33.5.2

The acting notary is hereby irrevocably instructed by the Parties to keep the VDR USB Stick in custody for a period of five (5) years from the Effective Date (the “Custody Period”) and to not hand out the original of the VDR USB Stick to any Party to this Agreement. During the Custody Period, the acting notary will, however, upon written request

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a)	of Seller or Purchaser provide physical or electronic copies of documents recorded on the VDR USB Stick to the Parties;

b)

of both Parties (such request to be submitted jointly or by way of individual corresponding notices to the acting notary) provide the VDR USB Stick or copies of documents recorded on the VDR USB Stick to Third Parties, in particular courts or arbitral tribunals.

33.5.3

After the Custody Period has expired, the Parties will instruct the acting notary (jointly or by way of individual corresponding notices) to hand over the VDR USB Stick to the person designated in the instruction. If no such instruction is submitted to the acting notary within three (3) months after the expiry of the Custody Period and a written request of the acting notary, the acting notary shall be entitled to destroy or delete the VDR USB Stick.

33.6	Corresponding Benefits; No Double Relief

33.6.1

When calculating the amount of the liability of Seller under or in connection with this Agreement, all quantifiable (monetary) advantages attributable to Purchaser or any Purchaser Affiliate resulting from the relevant matter (including benefits in respect of Taxes in the form of an actual cash-effective reduction of cash Taxes otherwise payable) shall be taken into account (Vorteilsausgleich).

33.6.2

Under or in connection with this Agreement, Purchaser and Purchaser Affiliates shall not be entitled to recover damages or losses or to obtain payment, reimbursement, remedial action, compensation, restitution or indemnification more than once even if the underlying circumstances give rise to more than one claim.

33.6.3	This Section 33.6 applies mutatis mutandis to Purchaser’s liability under this Agreement.

XII. Taxes

34.	Taxes

34.1	Definitions

In this Agreement, the following terms shall have the following meanings:

“Code”	Means the U.S. Internal Revenue Code of 1986, as amended.

“Indemnifiable Tax”	means any Tax imposed on any Target Group Company or payable by any Target Group Company and relating to any Tax assessment period ending on or before the Effective Date.

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“Relevant Tax Matter”	means any current or future proposed audit, assessment, dispute or other circumstance, in each case relating to any matter that could give rise to (or increase) a claim pursuant to Section 34.

“Tax”	means under the laws of any jurisdiction (i) any taxes and ancillary obligations (Steuern und steuerliche Nebenleistung), (ii) tarrifs, customs and duties (Zölle), (iii) any social security contributions (Sozialversicherungsbeiträge), (iv) in each case of (i) through (iii) including interest, penalties, fine or addition thereto and (v) any statutory secondary liability for obligations pursuant to (i) through (iv), but excluding deferred taxes and any obligation to repay unlawfully granted state aid.

“Taxing Authority”	means any competent public authority in charge of imposing or collecting any Tax.

“Tax Return”	means any return, declaration, report, claim for refund, notice, form or information relating to any Tax, including any schedule or attachment thereto.

34.2	Tax indemnification

34.2.1

Seller shall pay to Purchaser, or at Purchaser’s election to the respective Target Group Company, an amount equal to any Indemnifiable Tax (the “Tax Indemnification Claim”), provided that Seller shall not be liable vis-à-vis Purchaser and the respective Target Group Company for an Indemnifiable Tax (and the Tax Indemnification Claim shall be reduced accordingly) if and to the extent:

a)	the respective Tax has been paid (or otherwise settled) on or prior to the Effective Date;

b)

the amount of Indemnifiable Taxes does not exceed the amount of liabilities (Verbindlichkeiten) and provisions (Rückstellungen) for such Taxes of the Target Group Companies that are included in the Final Effective Date Statements and have reduced the Purchase Price;

c)

Purchaser or any Purchaser Affiliate is entitled to any savings in respect of Taxes that result from the same facts and circumstances as the Indemnifiable Tax and arise for periods or portions thereof beginning after the Effective Date, including tax savings resulting from the lengthening of any amortization or depreciation periods, a step-up in the Tax basis of assets or the non-recognition of liabilities or provisions (Phasenverschiebung) (herein collectively “Tax Benefits”). The Tax Benefits shall be taken into account to the extent cash actually is received prior to or on the date on which the respective Tax Indemnification Claim of the Purchaser becomes due for payment and shall be net of the Tax effect of receiving any payment in respect of such liability;

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d)

the income resulting in the respective Tax can be offset against a loss carry back or loss carry forward available at the level of any Target Group Company and generated in periods or portions thereof ending on or before the Effective Date;

e)

the amount of Taxes results from (i) any change in the accounting or taxation principles or practices of any Target Group Company (including methods of submitting Tax returns) for Tax assessment periods or portions thereof ending prior to or on the Effective Date introduced after the Effective Date, except where such change is made in order to comply with mandatory legal requirements, or (ii) any transaction or action (including the change in the exercise of any Tax election right, the termination of any Tax consolidation scheme, the approval or implementation of any reorganization measure or the sale of any asset) taken by Purchaser or any Purchaser Affiliate after the Effective Date which transaction or action has a legally retroactive effect on a Tax assessment period or portions thereof ending prior to or on the Effective Date, except where such transaction or action is made in order to comply with mandatory legal requirements;

f)

the amount of Taxes has been recovered or can be recovered based on a valid, enforceable and collectible claim from a Third Party (other than a Target Group Company), including under an insurance policy (other than the W&I Insurance);

g)	the amount of Taxes has to be borne by Purchaser according to Section 6.3; or

h)

Purchaser or any Purchaser Affiliate has failed to comply with any of its obligations set forth in Sections 34.4 and 34.5 and thereby (not only insignificantly) prejudiced the defense against the relevant Tax.

34.2.2

Any amounts payable to Purchaser under the Sections 34.2 and 34.3 shall be payable and due within ten (10) Business Days after Seller has been Notified by Purchaser of the relevant Tax payment and been provided with underlying documentation and information to evidence and assess the Tax payment, but no earlier than five (5) Business Days before the relevant Tax payment is due for payment to the competent Taxing Authority. Any refund of Taxes (received in cash, by way of set-off or other form of effective (wirksam) settlement of the refund claim under applicable Tax laws) for which Seller has made a payment to Purchaser under this Section 34 shall be reimbursed to Seller (including any interest received from the Taxing Authority on the refund claim and net of any Taxes on such refund or interest).

34.3	U.S. Tax Indemnification

34.3.1

Notwithstanding anything to the contrary in this Agreement, Seller shall indemnify Purchaser and the Target Group Companies from (i) any Taxes for which NDS is liable by reason of Treasury Regulations Section 1.1502-6 (or any similar provision of US state or local law) by reason of such entity being included in any Combined Group at any time on or before the Closing Date, including, for the avoidance of doubt, any Taxes of the Combined Group resulting from the Section 338(h)(10) Election made in accordance with Section 34.9.1, and (ii) any Taxes imposed

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on any Target Group Company incurred by reason of the transfers and transactions as contemplated in Sections 8, 9, 10 and 12 through 18 of this Agreement or any other transactions effected to cause the Target Group Companies to hold the assets and liabilities of the Business and not the Retained Business. With respect to any claims of Purchaser under Section 34.3.1 (ii), the exclusions set out in Section 34.2.1a) through h) shall apply mutatis mutandis.

34.3.2

Seller shall not be liable vis-à-vis Purchaser and NDS under Section 34.3.1 to the extent (i) the amount of Taxes has been recovered or can be recovered based on a valid, enforceable and collectible claim from a Third Party (other than a Target Group Company), including under an insurance policy, or (ii) Purchaser or any Purchaser Affiliate has failed to comply with any of its obligations set forth in Sections 34.4 and 34.5 and thereby (not only insignificantly) prejudiced the defense against the relevant Tax.

34.4	Tax Returns and Tax Assessments

34.4.1

From the Closing Date, Purchaser shall prepare and file, or cause the Target Group Companies to prepare and file, when due all Tax Returns required to be filed by or on behalf of any Target Group Company (excluding, for clarity, any Tax Return of a Target Group Company filed as part of a Combined Group), provided, however, that any Tax Returns to the extent relating to any period ending before or including the Closing Date and reflecting any Relevant Tax Matters (“Seller’s Period Tax Returns ”) shall be subject to the review and prior written consent of Seller (such consent not to be unreasonably withheld or delayed). The Seller’s Period Tax Returns to be filed after the Closing Date shall be prepared consistent with the policies, procedures, practices and election rights adopted in the financial statements of the relevant Tax period as well as the Tax Returns for previous Tax periods of any Target Group Company, unless and to the extent required otherwise under mandatory applicable law. Purchaser shall ensure that any Seller’s Period Tax Returns will be furnished to Seller no later than thirty (30) Business Days prior to the due date of the relevant Tax Return (or, if such timing is not reasonable practicable, as soon as reasonably practicable), and take into account reasonable comments of Seller to the extent related to Relevant Tax Matters. Unless required by mandatory applicable law, any Seller’s Period Tax Returns may not be amended without the prior written consent of Seller (such consent not to be unreasonably withheld or delayed). Purchaser shall ensure that any such amended Tax Return will be furnished to Seller no later than (30) Business Days prior to the filing of the amended Tax Return (or, if such timing is not reasonably practicable, as soon as reasonably practicable), and take into account reasonable comments of Seller to the extent related to Relevant Tax Matters.

34.4.2

If, after the Closing Date, any Taxing Authority informs Purchaser or any Purchaser Affiliate, or if Purchaser or a Purchaser Affiliate otherwise becomes aware, of a Relevant Tax Matter, Purchaser shall Notify Seller of such matter. Purchaser’s Notice shall be given within ten (10) Business Days after Purchaser or the Purchaser Affiliate has received the relevant written information, or at any earlier date if required to enable Seller to participate in any Tax audit or to review the relevant Tax assessment within the applicable period available for an appeal or other legal remedy; provided that any failure to so notify Seller shall not relieve Seller of its obligations hereunder (including its indemnification obligations under Section 34.3), except to the extent such failure shall have actually prejudiced Seller.

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34.5	Cooperation on Tax Matters

34.5.1

Seller and Purchaser shall, and shall procure that the Target Group Companies, their Affiliates and their respective directors, employees, advisors and other representatives will, fully cooperate with each other and their advisors in connection with any Tax matter relating to periods or portions thereof ending on or before the Closing Date, including the filing of any Seller’s Period Tax Return, the conduct of any inquiry, examination, audit, investigation, negotiation, dispute, appeal or litigation.

34.5.2

Seller shall be in control of the handling and filing of any Tax Return of a Target Group Company filed as part of a Combined Group for any period before or including the Closing Date, and Purchaser shall ensure that (i) any Target Group Company follows any reasonable instructions of Seller with respect to such a Tax Return, and (ii) neither Purchaser nor any Purchaser Affiliates takes any action or measure with respect to such a Tax Return that would reasonably be expected to have an adverse impact on any Seller Group Entity, in each case (i) and (ii) unless otherwise required by mandatory applicable law or consented to by Seller in writing.

34.5.3

Seller, or any other Seller Group Entity, may be obliged to prepare and submit Tax filings in compliance with the German Minimum Taxation Act (Mindeststeuergesetz) and/or similar legislation under foreign law (including EU directives and legislation based on EU directives) implementing the Global Anti-Base Erosion Model Rules of the OECD (including any associated guidance) (“Pillar Two Legislation”) following the Closing Date for periods that include the calendar year in which the Closing Date occurs. Seller, Seller Group Entities and the Target Group Companies prepare transfer pricing documentation on an annual basis. After the Closing Date, the Purchaser shall use commercially reasonable efforts to ensure that each Target Group Company cooperates to provide any relevant information requested to facilitate (ermöglichen) compliance with Pillar Two Legislation or to prepare transfer pricing documentation for periods until and including the calendar year in which the Closing Date has occurred.

34.5.4

Purchaser shall follow, and shall procure that the Target Group Companies will follow, any reasonable instructions of Seller in respect of any Relevant Tax Matter. In particular, and without prejudice to the aforementioned Purchaser shall

a)

not cause or permit any Target Group Company to take any action on or after the Closing Date (including the making or changing of any Tax election, the amendment of any Tax Return or the taking of any Tax position on any Tax Return) that would reasonably be expected to give rise to (or increase) any claim with respect to a Relevant Tax Matter without Seller’s prior written consent unless and to the extent required otherwise under mandatory applicable law;

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b)

keep and make available to Seller, and procure that the Target Group Companies will keep and make available to Seller, all books, records and information relating (wholly or partly) to any Relevant Tax Matter in accordance with, and during the periods required by law (and to the extent such books, records and information might be of relevance for the Relevant Tax Matter, until the relevant Tax has become final and binding and can no longer be amended);

c)

permit, or instruct the Target Group Companies to permit, Seller and its advisors to participate, at their sole discretion and costs, in all current and future Tax proceedings relating (wholly or partly) to a Relevant Tax Matter and cause the Target Group Companies to follow reasonable instructions of Seller in relation to such Tax proceedings;

d)

challenge and litigate, and instruct the Target Group Companies to challenge and litigate, at the request of Seller and at Seller’s sole discretion and costs and according to Seller’s instructions, any Tax assessment relating to a Relevant Tax Matter; and

e)

not accept, compromise, dispose of or settle, and procure that none of the Target Group Companies accepts, comprises, disposes of or settles, any Tax proceedings or Tax assessment relating to a Relevant Tax Matter without Seller’s prior written consent (such consent not to be unreasonably withheld or delayed).

34.5.5

The Purchaser shall have no obligation to comply with provisions of Sections 34.4 and 34.5.4 and the Seller shall not have the rights under the provisions of Sections 34.4 and 34.5.4 if and to the extent a claim of Purchaser under this Section 34 is subject to the W&I Liability Exclusion such that to the extent that the W&I Liability Exclusion applies, Section 34.4 and Section 34.5.4 shall apply only to Relevant Tax Matters that are subject to the indemnity set forth in Section 34.3.1.

34.6	As-If Assessment and Pro-Rata Share

34.6.1

In the event Taxes related to Straddle Periods, the portion of Taxes related to the period prior to and including the Effective Date (“Pre-Effective Date Taxes”), and the portion of Taxes related to the period beginning after the Effective Date (“Post-Effective Date Taxes”), shall be determined as follows for purposes of Tax Indemnification Claims:

a)

In the case of any Taxes based upon or related to income, sales, transfers, gross receipts, wages, capital expenditures, expenses or any similar Tax base, (i) the amount of the Pre-Effective Date Taxes shall be deemed equal to the amount that would be payable if the relevant Tax assessment period ended on and included the Effective Date, and (ii) the amount of the Post-Effective Date Taxes shall be deemed equal to the amount that would be payable if the relevant Tax assessment period started after the Effective Date.

b)

In the case of Taxes other than Taxes based upon or related to income, sales, transfers, gross receipt, wages, capital expenditures, expenses or any similar Tax base, such portion shall be deemed to be the amount of such Tax for the entire period multiplied by a fraction, the denominator of which is the number of days of the entire Tax period and the numerator of which is (i) in the case of Pre-Effective Date Taxes the number of days of the portion of such period ending and including on the Effective Date, and (ii) in case of Post-Effective Date Taxes the number of days of the portion of such period beginning after the Effective Date.

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34.7	Time Limitations

Claims under this Section 34 shall be time-barred six (6) months after the statutory prescription (Festsetzungsverjährung) of the relevant Tax but in any event seven (7) years after the Effective Date. However, Seller’s rights under this Section 34 shall in all cases not be time-barred before the expiration of six (6) months after Seller has been Notified by Purchaser about the circumstance giving rise to a claim of Seller.

34.8	Treatment of Payments

All payments to be made by Seller to Purchaser or by Purchaser to Seller based on or pursuant to Sections 31 to 34 shall for Tax and accounting purposes constitute a reduction or an increase of the Purchase Price in relation to Purchaser and the relevant Local Share Transferor. If and to the extent payments are made by Seller directly to a Target Group Company, such payment shall be construed and deemed as a contribution (Einlage) made by Purchaser to such Target Group Company and shall be treated as a reduction of the Purchase Price in accordance with the previous sentence.

34.9	Section 338(h)(10) Election, Section 338(g) Election

34.9.1

Seller agrees to cause NORMA Pennsylvania, Inc. to join Purchaser in making an election under Section 338(h)(10) of the Code (and any comparable election under U.S. state or local applicable law) with respect to the purchase of the Sold NDS Shares (the “Section 338(h)(10) Election”), and to file such election in accordance with applicable regulations. The Section 338(h)(10) Election shall properly reflect the Purchase Price Allocation (as defined below). Purchaser and Seller acknowledge and agree that all income, gain, loss, deduction or other Tax items resulting from the Section 338(h)(10) Election shall be included on the income Tax Returns of the U.S. federal consolidated group of which NORMA Pennsylvania, Inc. is the common parent and the consolidated or combined US state or local income Tax returns that include NDS for the Tax period that includes the Closing Date. The Parties acknowledge and agree that (i) the taxable year of NDS as a member of the Norma Pennsylvania, Inc., U.S. federal consolidated income tax return will end on the Closing Date, and include all items of NDS’s income, gain, deduction or loss arising through the Closing Date; (ii) any items of income, gain, deduction or loss attributable to actions taken by, or on behalf of, NDS outside of the ordinary course of business (except as expressly contemplated by this Agreement) on the Closing Date after the Closing shall be attributable solely to the Purchaser’s period of ownership of NDS; and (iii) to the maximum extent permitted by applicable Tax law (at a “more likely than not” (or higher) level of confidence), all Tax deductions attributable to expenses incurred by, or on behalf of, NDS in connection with payments made at or around Closing and taken into account in the Financial Effective Date Statement or otherwise borne by Seller or a Seller Group Entity under this Agreement shall be allocated to the pre-Closing Tax period and the Norma Pennsylvania, Inc U.S. consolidated group.

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34.9.2

At the sole option of Purchaser, Purchaser may make, and may cause its applicable Affiliates (including any Target Group Companies) to make, an election under Section 338(g) of the Code (or any comparable election under applicable U.S. state or local law) (a “Section 338(g) Election”) with respect to the acquisition of Sold Teco Shares, Sold Kimplas Shares, shares of Kimplas Limited and Sold NORMA Products Shares (together, “Non-U.S. Shares”). Seller and its Affiliates shall cooperate in good faith with Purchaser and its Affiliates (including the Target Group Companies) and use commercially reasonable efforts to provide Purchaser and its Affiliates (including the Target Group Companies) with any assistance reasonably requested by Purchaser in connection with making such elections with respect to such acquisition of Non-U.S. Shares.

34.9.3

Each of Seller and Purchaser agree that (i) 91.8 percent of the Base Amount shall be allocated to the Sold NDS Shares, and (ii) for the remaining amount of the Base Amount, the percentage of the Base Amount allocated to the Sold Teco Shares, the Sold Kimplas Shares and the Sold NORMA Product Shares (which in the aggregate must not exceed or fall short of 8.2 percent of the Base Amount) shall be determined (based on joint instruction of Seller and Purchaser) within ninety (90) calendar days after the Signing Date by Ernst & Young or, if Ernst & Young is unable or unwilling to perform such allocation, by another accounting firm of international reputation that is agreeable to Purchaser and Seller (the allocations set forth in (i) and (ii), the “Base Amount Allocation”). The Preliminary Purchase Price shall be allocated among the Sold NDS Shares, the Sold Teco Shares, the Sold Kimplas Shares and the Sold NORMA Product Shares by applying the principles of Sections 5.1.1 and 5.2.1 to each Target Group Company individually, with the Base Amount set forth in Section 5.1.1a) to be allocated according to the Base Amount Allocation and Section 5.1.1b) to d) to be applied to each Target Group Company individually mutatis mutandis. The allocation of the (final) Purchase Price (based on the Final Effective Date Statements and thus taking into account the Adjustment Amount) shall be based on the same principles, i.e. the (final) Purchase Price shall be allocated among the Sold NDS Shares, the Sold Teco Shares, the Sold Kimplas Shares and the Sold NORMA Product Shares in accordance with the Base Amount Allocation and by applying the principles of Section 5.1.1b) to d) to each Target Group Company individually mutatis mutandis on the basis of the Effective Date Cash, Effective Date Financial Debt and Effective Date Net Working Capital as included in the Final Effective Date Statements (the resulting amounts allocable to the Sold NDS Shares, the Sold Teco Shares, the Sold Kimplas Shares and the Sold NORMA Product Shares the “Purchase Price Allocation”). The Parties shall cooperate with each other to effect the Purchase Price Allocation within thirty (30) calendar days following the determination of the Purchase Price, as finally determined pursuant to Section 6. If the Parties jointly determine that it is legally required or otherwise appropriate to make no further adjustments for the portion of the Preliminary Purchase Price allocable to the Sold Kimplas Shares in accordance with the principles set out herein, then the Parties shall cooperate in good faith to allocate any Adjustment Amount in relation to the Sold

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Kimplas Shares to the Sold NDS Shares, the Sold Teco Shares and the Sold NORMA Product Shares in line with the Base Amount Allocation. Except as otherwise required by applicable law, each of Purchaser, Seller, and their respective Affiliates shall be bound by the Purchase Price Allocation and (a) cooperate in good faith in the preparation of filings required with respect to the Purchase Price Allocation, (b) timely file all forms and Tax Returns required to be filed in connection with the Purchase Price Allocation, (c) prepare and file, or cause to be prepared and filed, its Tax Returns on a basis consistent with the Purchase Price Allocation and (d) take no position, and cause no position to be taken, inconsistent with the Purchase Price Allocation on any Tax Return or in any Tax controversy or proceeding, unless required pursuant to a determination as defined in Section 1313(a) of the Code or any similar provision of any US state or local Tax law.

34.9.4

Within sixty (60) calendar days following the determination of the Purchase Price, as finally determined pursuant to Section 6, Purchaser shall deliver to Seller a statement allocating the portion of the Purchase Price (together with all liabilities and other amounts required to be included in the purchase price for U.S. federal income tax purposes) allocable to the Sold NDS Shares among the assets of NDS, which allocation shall be based on and consistent with the Purchase Price Allocation and the methodology set forth in Exhibit 34.9.4, it being understood that the allocation will be based on a third party valuation with respect to the asset classes being valued at fair market value as set forth therein (the “Proposed Section 338(h)(10) Allocation”). Purchaser and Seller (and any applicable Affiliate) shall consult in good faith with regard to the Proposed Section 338(h)(10) Allocation; provided, however, that if Purchaser and Seller do not agree on the Proposed Section 338(h)(10) Allocation within twenty (20) days following the delivery of the Proposed Section 338(h)(10) Allocation, the dispute shall be submitted for resolution (based on joint instruction of Seller and Purchaser) to an accounting firm of international reputation that is agreeable to Purchaser and Seller and, who, acting as an expert and not an arbitrator, shall resolve any disputes with regard to the Proposed Section 338(h)(10) Allocation in a manner consistent with the Purchase Price Allocation and Exhibit 34.9.4 and whose determination shall be binding upon the parties hereto. As soon as practicable after the agreement of the parties or the resolution of any dispute as to the Proposed Section 338(h)(10) Allocation (as finally agreed or resolved, the “Final Section 338(h)(10) Allocation”), Purchaser and Seller shall prepare consistently therewith IRS Form 8883 and any similar forms required by applicable US state and local Tax laws (collectively, the “Section 338(h)(10) Allocation Forms”), and promptly deliver copies of the Section 338(h)(10) Allocation Forms to each other.

34.9.5

 Purchaser, the applicable Target Group Company, Seller and any of their applicable Affiliates shall file all Tax Returns (including but not limited to the Section 338(h)(10) Allocation Forms) consistent with Final Section 338(h)(10) Allocation and shall not take any action inconsistent therewith upon any audit or examination of any Tax Return or in any other filing or proceeding relating to Taxes, unless required pursuant to a determination as defined in Section 1313(a) of the Code or any similar provision of any US state or local Tax law.

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34.9.6	For the avoidance of doubt, Seller makes no representation or warranty that Purchaser will derive any cash tax savings or tax benefits as a result of making the Section 338(h)(10) Election.

XIII. Limitations

35.	Limitations of Liability of Seller

35.1	De Minimis; Deductible Amount

35.1.1	Purchaser shall only be entitled to bring any claims under or in connection with this Agreement if

a)

such individual claim (it being understood that claims based on facts or circumstances of similar or recurring nature are deemed one individual claim) exceeds USD 1,000,000 (in words: one million U.S. dollars) (Freigrenze) (the “De Minimis Amount”); and

b)	to the extent the aggregate amount of all such claims (in each case including the De Minimis Amount) exceeds USD 10,000,000 (in words: ten million U.S. dollars) (Freibetrag) (the “Deductible Amount”).

35.1.2

Section 35.1.1 shall not apply to claims for specific performance (Erfüllungsansprüche) (including Share Transfer Claims), claims for payment of an Adjustment Amount, claims pursuant to Section 34.3, claims for breach of any Fundamental Warranty, claims under the Seller Indemnities, claims for breach of the No-Leakage Undertaking and claims for breach of Sections 6, 9, 18, 19, 22, 34 (solely with respect to the covenants contained therein), 36, 45 and the IT Separation Plan.

35.2	W&I Insurance; Exclusion of Liability; Overall Cap

35.2.1

Purchaser has taken out a warranty & indemnity insurance under an insurance policy, a copy of which is attached hereto as Exhibit 35.2.1 for information purposes (the “W&I Insurance” and the relevant insurance provider(s) as identified therein, the “Insurer”). Any liability of Seller arising from Seller Warranties (other than Fundamental Warranties) and Tax Indemnification Claims shall be excluded to the largest extent permitted under applicable law (zero liability concept). Purchaser shall procure that the zero liability concept is fully reflected in the W&I Insurance.

35.2.2	Purchaser acknowledges and agrees, that

a)	the W&I Liability Exclusion (as defined below) shall apply irrespective of whether Purchaser has actually taken out the W&I Insurance;

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b)

the risk of non-implementation of the W&I Insurance, the validity and collectability risk in respect of the W&I Insurance shall solely and irrevocably be borne by Purchaser and shall in no event affect the W&I Liability Exclusion;

c)	Purchaser bears the risk whether the relevant claim is covered by the W&I Insurance or whether the Purchaser receives any payments from the W&I Insurance;

d)

if and to the extent the W&I Insurance does not provide insurance cover for any of the Seller Warranties, then such Seller Warranties shall be deemed as not made by Seller in the relationship between Seller and Purchaser; and

e)

except for cases of Seller’s willful misconduct (Vorsatz) or fraud (Arglist), Purchaser shall indemnify (freistellen) Seller from any recourse the Insurer may seek against Seller (including any recourse based on the Bring-Down Notice or the Updated DS), irrespective of whether such recourse is based on the W&I Insurance, statutory law, tort or any other legal concept.

35.2.3

To the extent permitted under applicable law, Purchaser shall procure that the Insurer waives and excludes, also for the benefit of Seller and its directors, employees, advisors and other representatives (echter Vertrag zugunsten Dritter, section 328 BGB), any subrogation of claims against Seller and its directors, employees, advisors and other representatives to the Insurer and any other right of recourse against Seller and its directors, employees advisors and other representatives in connection with the W&I Insurance, in each case except to the extent such claims are based on willful misconduct (Vorsatz) or fraud (Arglist). Purchaser shall procure that the W&I Insurance is not amended after the Signing Date in a manner that (i) limits the exclusion of any subrogation or (ii) is otherwise adverse to Seller, in each case without the prior consent of Seller by way of Notice (not to be unreasonably withheld, conditioned or delayed).

35.2.4

Subject to Section 35.2.5, any liability of Seller arising from or in connection with any breach of a Seller Warranty or any Tax Indemnification Claim shall be fully excluded and be USD 0.00 (in words: zero U.S. dollars) (the “W&I Liability Exclusion”). Consequently, subject to Section 35.2.5, Purchaser’s sole recourse, if any, for any breach of a Seller Warranty and any Tax Indemnification Claim shall be against the Insurer under the W&I Insurance. Notwithstanding anything to the contrary herein, claims against Seller to which the W&I Liability Exclusion applies are not subject to Sections 33.2 and 33.3.

35.2.5

The W&I Liability Exclusion shall not apply to claims pursuant to Section 34.3 and breaches of Fundamental Warranties, provided that claims of Purchaser for breaches of Fundamental Warranties may only be brought against Seller if and to the extent claims of Purchaser against the Insurer under the W&I Insurance exceed the liability cap agreed between Purchaser and the Insurer in the W&I Insurance.

35.2.6

Seller’s aggregate total liability for any and all claims under this Agreement, with regard to which the W&I Liability Exclusion does not apply, shall be limited to USD 50,000,000 (in words: fifty million U.S. dollars) (the “Seller Liability Cap”). The Seller Liability Cap shall not apply to

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a)	claims for specific performance (Erfüllungsansprüche) by Seller for transfer of title to the Sold Shares under this Agreement (“Share Transfer Claims”);

b)	claims of the Purchaser for breaches of Fundamental Warranties;

c)

claims for indemnification (Freistellungsansprüche) pursuant to Sections 12.5, 13.3 (in connection with Section 16.4), 21, 25.3, 41 or 43.2b) as well as claims to procure non-assertion of claims pursuant to Section 15.2 (the claims referred to in this Section 35.2.6c), the “Seller Indemnities”);

d)	claims for payment of an Adjustment Amount;

e)	claims for breach of Sections 36 and 45; and

f)	claims for payment under Section 34.3.

35.2.7

Seller’s aggregate total liability for any and all claims of the Purchaser pursuant to Section 35.2.6 sentence 2 lit. b) to f) shall in no event exceed the amount of the Purchase Price actually received by Seller.

35.3	Time Limitations

35.3.1	All claims of Purchaser arising under or in connection with this Agreement shall become time-barred (verjähren) eighteen (18) months after the Closing Date, except for

a)	claims resulting from a breach of any of the Fundamental Warranties, which shall become time-barred (verjähren) four (4) years after the Closing Date;

b)

claims (i) resulting from a breach of a Seller Warranty set forth in Section 28 of the Warranty Catalogue (Taxes) or (ii) pursuant to Section 34 (Taxes), which shall become time-barred (verjähren) pursuant to Section 34.7;

c)

claims under the Seller Indemnities which shall become time-barred (verjähren) at the earlier of: (i) six (6) months after the underlying liability, obligation or risk giving rise to the relevant Seller Indemnity claim has expired or become time-barred, or (ii) seven (7) years after the Closing Date;

d)

claims for breach of any covenant required to be performed (in whole or in part) after the Closing Date, which shall become time-barred (verjähren) twelve (12) months following the end of the period in which the respective contractual obligation of the Seller must be performed;

e)	claims for specific performance which shall become time-barred (verjähren) within the statutory limitation periods;

f)	claims of Purchaser resulting from willful behavior (Vorsatz) or fraud (Arglist) of Seller which shall become time-barred (verjähren) within the statutory limitation periods.

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35.3.2	Section 203 sentence 1 BGB shall not apply.

35.4	No additional Rights or Remedies

The Parties agree that the rights and remedies which Purchaser and any Purchaser Affiliate may have against Seller or any of Seller’s Affiliates under or in connection with this Agreement or the Transaction shall be solely governed by this Agreement, and the rights and remedies expressly provided for by this Agreement shall be the exclusive remedies available to Purchaser and any Purchaser Affiliate. All other rights or remedies of any legal nature which Purchaser and any Purchaser Affiliate may otherwise have against Seller or any of Seller’s Affiliates in connection with this Agreement or the Transaction shall be excluded. In particular, Purchaser shall not have, and hereby waives, any claims related to defects in quality (Sachmängel) or title (Rechtsmängel) of the purchased objects and other representations and warranties provided by law (sections 434 et seq. BGB), breaches of contractual and pre-contractual obligations provided by law (sections 280 through section 282 BGB, section 311 BGB, section 241 (2) BGB), frustration of contract (section 313 BGB), and any rights to rescind (zurücktreten), cancel (kündigen), avoid (anfechten) or otherwise terminate this Agreement or exercise any right or remedy which would have a similar effect. Furthermore, the applicability of section 433 through section 453 BGB (except for section 433 (1) and (2) BGB and section 377 HGB), including any and all statutory claims thereunder, shall be excluded. For the avoidance of doubt, nothing herein restricts the rights and remedies that any Party or any of their Affiliates has under any Ancillary Agreement pursuant to the terms of such Ancillary Agreements.

35.5	Willful Behavior and Fraud

The limitations of liability in this Agreement, including limitations with regard to the term Losses and the limitations set forth in Section 33 and this Section 35, shall not apply to claims of Purchaser against Seller resulting from intentional or willful misconduct (Vorsatz) or fraud (Arglist) of Seller, provided, however, that Seller shall not be liable for willful misconduct (Vorsatz) or fraud (Arglist) of any auxiliary persons (Erfüllungsgehilfen) within the meaning of section 278 BGB.

35.6	No Attribution of Knowledge

To the extent permitted under applicable law, any attribution of knowledge (Wissenszurechnung) to Seller shall, to the extent such attribution would lead to any right or remedy against Seller, be excluded, except as otherwise explicitly provided for in this Agreement.

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XIV. Post-Closing Covenants

36.	Restrictive Covenants

36.1

Seller shall not, and shall procure that all other Seller Group Entities will not, from the Signing Date through the third (3rd) anniversary of the Closing Date (the “Non-Compete Period”), whether directly or indirectly,

a)	engage in any activity competing in subject and geographically with the Business as conducted as of the Signing Date or the Closing Date (“Competing Business”); or

b)

acquire or hold any interest in a Competing Business, other than a non-controlling interest in an entity engaged in a Competing Business, for as long as the aggregate interest held (directly or indirectly) by the Seller Group does not exceed 15% of the voting rights and capital interest and is limited to a financial investment not providing (whether on the basis of any corporate rights or otherwise) a competitively significant influence over the Competing Business.

36.2	Nothing in this Section 36 shall prevent any Seller Group Entity from:

a)

development, design, manufacturing and sale of products, components, sub-components or systems or provision or receipt of services pertaining to the Retained Business as of the Signing Date and/or Closing Date, and contemplated to be conducted with respect to the Retained Business on the Signing Date and/or Closing Date (by having already made investments in the development of such business activities by research or in any other way), including such products and services that as of such dates have any overlaps with any products, components, sub-components, systems or services of the Business or which can be used in connection or combination with Competing Products;

b)

maintaining and continuing their business activities other than the Business conducted on the Signing Date and/or on the Closing Date, and commencing business activities other than the Business contemplated to be conducted on the Signing Date and/or on the Closing Date, including in each case, organic growth and development of such activities in each case other than the Business;

c)	acquiring any company or business that does not generate more than twenty percent (20%) of its turnover from Competing Business;

d)

carrying out any business activities of NORMA Pacific Pty. Ltd. in Australia, New Zealand, Papua New Guinea, the Pacific Islands (or with respect to the one customer of such Seller Group Entity in Mexico as of the Signing Date);

e)

conducting business activities provided for or otherwise contemplated by this Agreement (excluding the Exhibits), e.g. under the Ancillary Agreements, including any activities any Seller Group Entity is obliged to perform pursuant to the Ancillary Agreements; and

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f)	in the event of a staggered closing pursuant to Section 28.2, take any measures pursuant to or contemplated by Section 28.2 or otherwise required in connection with such staggered closing.

36.3	Purchase right for Competing Segments

a)

Subject to Section 36.3b), if a Seller Group Entity has acquired a company or business during the Non-Compete Period in accordance with Section 36.2c), Seller shall (i) Notify Purchaser of such acquisition, (ii) provide Purchaser (upon Purchaser’s request and in accordance with confidentiality obligations by which Seller is bound) with reasonable diligence information relating to the portion of such acquired company or business that constitutes Competing Business (the “Competing Segment”) and (iii) offer Purchaser the right (exercisable by Notice to Seller within 90 Business Days after Seller’s Notice to Purchaser referred to above in this 36.3a)) to purchase the Competing Segment from Seller at a price mutually agreed by the Parties and on other terms customary for a transaction of this kind, provided that if the Parties are unable to agree on such price, each Party shall designate an independent internationally recognized reputable third party appraiser who is experienced in the valuation of assets similar to the Competing Segment, and the two appraisers shall designate a third appraiser who also meets such requirements, which appraiser shall determine the fair market value of the Competing Segment, and such valuation shall be the price used for purposes of Purchaser’s acquisition of the Competing Segment from Seller.

b)

Purchaser’s right to purchase a Competing Segment pursuant to Section 36.3a) shall not apply to any acquisition of one or more Competing Segments if such Competing Segments generate, in the aggregate, not more than USD 30,000,000 (in words: thirty million U.S. dollars) in revenue in the most recently completed twelve-month period (“De Minimis Threshold”). If at the time of any acquisition of a Competing Segment, or at any time thereafter, the aggregate revenue of such Competing Segments exceeds the De Minimis Threshold, Seller shall Notify Purchaser thereof, and Section 36.3a)(ii) and (iii) shall apply to the purchase of such Competing Segments (and the reference to the Notice in the parenthetical in Section 36.3a)(iii) shall be deemed to apply to the Notice provided to this Section 36.3b)), provided that Seller may defer its obligations pursuant to Sections 36.3a)(ii) and (iii) (and Purchaser’s rights pursuant to such Sections shall be correspondingly deferred) for a period of up to ninety (90) Business Days after the De Minimis Threshold is exceeded.

36.4

From the Signing Date through the second anniversary of the Closing Date, Seller shall not, and shall procure that all other Seller Group Entities will not, solicit for employment or hire any of the current employees or former employees (excluding employees who have not been an employee of any Target Group Company for at least twelve (12) months) at the manager or director level (or more senior) of the Target Group Companies (the “Covered Employees”). This Section 36.4 does not restrict Seller or any other Seller Group Entity to enter into employment discussions with, or hire, any Covered Employee who seeks employment as a result of general

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advertising not targeted at any employees of the Target Group Companies (except that neither Seller nor any other Seller Group Entity may hire any Covered Employee who is a U.S. resident and part of senior leadership of the Target Group Companies and seeks employment as a result of any such general advertising), without any direction or inducement by Seller or any other Seller Group Entity or whose employment was terminated by the Target Group Company prior to any solicitation or hiring by the relevant Seller Group Entity.

36.5

If any covenant or restriction included in this Section 36 is held invalid or unenforceable as a result of a length of time or geographical area or on the grounds of any other feature (including insufficient specificness), Section 48.6 will apply, and the relevant provision will be deemed to extend only for such period of time, over such geographical area or to such activities as permitted (to the maximum extent) by applicable law.

37.	Maintenance of Records; Access to Information

37.1

Purchaser shall procure that all books, accounts and other records in the custody and control of the Target Group Companies and relating to the period prior to the Effective Date (“Retention Materials”) are preserved and retained by the Target Group Companies for a period beginning on the Effective Date and ending on the later of (i) the tenth (10th) anniversary of the Effective Date, (ii) the expiry of applicable statutory retention obligations, and (iii) in case of any pending arbitral, court or administrative proceedings that can reasonably be expected to give rise to a claim of Purchaser against Seller or Seller against Purchaser under or in connection with this Agreement, until the final termination of such proceedings, to the extent the Retention Materials might be of relevance to such proceedings (the “Data Preservation Period”). Prior to the expiry of the Data Preservation Period, Purchaser shall consult with Seller and, to the extent Seller has a reasonable interest, permit Seller, at Seller’s cost, to review and reproduce the Retention Materials before any destruction, disposal or modification of any Retention Materials.

37.2

Subject to Closing, Purchaser shall procure that, as from the Effective Date, Seller, the other Seller Group Entities and their directors, employees, advisors and other representatives shall, at the cost of Seller, be granted access to the Retention Materials to the extent Seller or any other Seller Group Entity or their directors, employees, advisors or other representatives may reasonably request in connection with any audit, investigation, dispute, arbitral or court proceeding (including under or in connection with this Agreement) or any other reasonable business purpose, and including access, during normal business hours and upon reasonable prior notice, to the Target Group Companies’ premises and personnel, the right to examine, copy or photograph any Retention Materials and/or, on a reasonable temporary basis, to receive original versions.

37.3	This Section 37 applies mutatis mutandis to any information in the custody and control of any Seller Group Entity and to the extent relating to the Business and for periods prior to the Closing Date.

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38.	Prohibited Designations

38.1

“Prohibited Designations” are (i) the designation “NORMA” (in any writing), (ii) any designation that is confusingly similar to the foregoing, and (iii) any transcriptions and transliterations of any of the foregoing.

38.2	Except as provided otherwise in the exceptions set forth in Sections 38.3 to 38.6 below,

a)	Purchaser shall not, and shall procure that Purchaser Affiliates will not, at any time after the Effective Date, directly or indirectly, whether itself, or by its employees or agents or otherwise:

aa)	use any Prohibited Designation (i) in its trading or corporate name (Unternehmenskennzeichen), (ii) as a trademark or service mark (markenmäßig), or (iii) as an internet domain name;

bb)	apply for registration of any Prohibited Designation as (i) a trademark or service mark for any goods or services, or (ii) a domain name; or

cc)	represent or otherwise indicate any ongoing association with Seller or its Affiliates; and

b)

Purchaser shall take all measures, and shall procure that all such measures are taken by the Target Group Companies and, to the extent necessary, other Purchaser Affiliates, in order to comply with the obligations set forth in lit. a).

38.3

Nothing in this Agreement restricts Purchaser or any Purchaser Affiliate (including the Target Group Companies) from using or referencing the Prohibited Designations at any time after the Effective Date (i) in a non-trademark manner to describe or provide information regarding the history of the Business or (ii) in a manner that would constitute “fair use” under applicable law, or (iii) as required by applicable law.

38.4

Subject to Section 38.6, Seller hereby permits (gestattet), and shall procure that the other Seller Group Entities will permit (gestatten), the Target Group Companies, within the scope and further limitations set forth in this Agreement, to continue to use Prohibited Designations on a royalty-free basis and in a manner substantially similar to how such Prohibited Designations were used on the Effective Date:

a)	for a general transition period of not more than four (4) months after the Effective Date without any limitation and in any manner in which such Prohibited Designation were used on the Effective Date;

b)

for a transition period of not more than six (6) months after the Effective Date: on all other tangible assets and material of the Target Group Companies, including on tangible promotional material, products, packages, product manuals, other business items and materials, and elsewhere;

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c)

for a transition period of eighteen (18) months after the Effective Date: on products (series/newly built) (i) which are already in commercialization on the Effective Date and (ii) in which, on the Effective Date, the Prohibited Designations were punched or extruded due to the use of specific customized tools used for the production, such as molding tools (as opposed to any inscription, labelling, marking, engraving, etc. that was only printed on or applied to the surface of the products on the Effective Date); and

d)

for as long as these are used for internal purposes only: any documents, hand or production tools, technical equipment, dies, molds or machines that are used for internal purposes only and that have already been existing on the Effective Date.

38.5

To the extent that the trading or corporate name (Unternehmenskennzeichen) of any Target Group Company incorporates any Prohibited Designation, Purchaser shall, and shall procure that the Target Group Companies will, file any applications to commercial registers for name changes within a period of thirty (30) Business Days after the Effective Date. If additional actions by Purchaser or the Target Group Companies are required to complete the registration of a name change, Purchaser shall, and shall procure that the Target Group Companies will, take any such actions without undue delay (unverzüglich).

38.6

None of the Target Group Companies shall acquire any rights in, to or under any trademarks, corporate names (Unternehmenskennzeichen), logos or other rights to designations under any Prohibited Designation by virtue of this Agreement or any permitted (gestattet) use of Prohibited Designations hereunder. At any time upon Seller’s written request, Purchaser shall, and shall procure that all Target Group Companies will, promptly transfer to Seller or another Seller Group Entity designated by Seller any rights they may acquire in or to Prohibited Designations, e.g. through use. Should such rights be non-transferable, Purchaser shall, and shall procure that all Target Group Companies will, upon Seller’s request and in accordance with Seller’s reasonable directions, either (i) waive the rights vis-à-vis Seller, any Seller Group Entity and all their respective licensees, if any, or (ii) authorize Seller or the designated Seller Group Entity to exercise the rights in the respective owner’s name or in Seller’s or the designated Seller Group Entity’s own name, if and to the extent legally possible.

38.7

Purchaser shall indemnify (freistellen) the Seller Group Entities from any liabilities and obligations and from any reasonable costs and expenses arising out of with any and all claims on the basis of any infringement of intellectual property rights of Third Parties arising out of any use of the Prohibited Designations after the Effective Date by Purchaser and the Purchaser Affiliates in violation of the rights granted pursuant to Section 38.4.

39.	Support of Seller Group Accounting

Subject to Closing, Purchaser shall procure that the Target Group Companies prepare and provide to Seller, at Seller’s cost, without undue delay (unverzüglich) after the Effective Date, for purposes of inclusion into the consolidated financial statements of Seller Group, a monthly reporting package for the last month prior to the Effective Date (and any other months prior to the Effective Date that have not yet been reported to Seller prior to the Effective Date, if any), containing inter alia a monthly balance sheet and a statement of profit and loss according to IFRS. The monthly reporting package shall be prepared in accordance with the standards of Seller Group for such accounting packages.

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40.	Restrictions on Tax Elections and Tax Accounting Methods

Purchaser shall not, except where such election or change is expressly provided for by this Agreement or made in order to comply with mandatory legal requirements or with the prior written consent of Seller, (i) make or change any Tax election with respect to NDS, which election would be effective for a period ending before or including the Closing Date, (ii) initiate or enter into any voluntary disclosure agreement or program with any Taxing Authority on behalf of NDS for a period ending before or including the Closing Date, or (iii) change any method of accounting for Tax purposes or Tax accounting period with respect to NDS for any period ending before or including the Closing Date, in each case of the foregoing clauses (i) through (iii) if and to the extent such action would reasonably be expected to result in any increased Tax liability or reduction of Tax benefits or attributes of Seller or an Affiliate of Seller (other than a Target Group Company).

41.	CA Litigation

Subject to Closing, Seller shall indemnify (freistellen) Purchaser and the Purchaser Affiliates (including the Target Group Companies) from any claims and losses (including costs and expenses) in connection with the litigation case set out in Exhibit 41, provided that Seller’s aggregate totally liability for any and all claims under this Section 41 shall be equal to EUR 5,000,000 (in words: five million Euros). Sections 33.2, 33.3 and 35.3.1c) apply (in the case of Sections 33.2 and 33.3, mutatis mutandis) to claims against Seller under this Section 41; provided that, notwithstanding Sections 33.2 and 33.3, no Notice shall be required to be delivered to Seller, and the absence of any such Notice shall not limit, delay or otherwise affect Purchaser’s ability to assert or recover any claim under this Section 41.

XV. Withdrawal Rights

42.	Withdrawal from this Agreement

42.1

Seller may withdraw (zurücktreten) from this Agreement if Closing has not occurred by the Cut-Off Date by way of written declaration vis-à -vis Purchaser; provided, however, that Seller may not withdraw from this Agreement if the non-occurrence of Closing is due to Seller’s fault (Verschulden). The right of withdrawal shall further be excluded if and when Closing occurs prior to the withdrawal by Seller. “Cut-Off Date” means the first anniversary of the Signing Date or any other date agreed between the Parties in notarial form, provided that if as of the twelve (12)-month anniversary of this Agreement, any of the Regulatory Clearances set forth in Exhibit 23.1 have not been obtained or waived, then the Cut-Off Date shall automatically be extended (without any action required by any party) to the date that is the fifteen (15)-month anniversary of this Agreement.

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42.2

Purchaser may withdraw (zurücktreten) from this Agreement if Closing has not occurred by the Cut-Off Date by way of Notice to Seller; provided, however, that Purchaser may not withdraw from this Agreement if the non-occurrence of Closing is due to Purchaser’s fault (Verschulden). The right of withdrawal shall further be excluded if and when Closing occurs prior to the withdrawal by Purchaser.

42.3

Seller may withdraw (zurücktreten) from this Agreement if Purchaser, in breach of the terms and conditions of this Agreement, has not performed all Closing Actions to be performed by it (or its Affiliates) on the Scheduled Closing Date, unless such non-performance is remedied within five (5) Business Days after the Scheduled Closing Date, and provided that Seller (i) is at the same time not in breach of fulfilling its obligations in relation to the Closing Actions and (ii) has not waived the performance of the relevant Closing Action.

42.4

Purchaser may withdraw (zurücktreten) from this Agreement if Seller, in breach of the terms and conditions of this Agreement, has not performed all Closing Actions to be performed by it (or its Affiliates) on the Scheduled Closing Date, unless such non-performance is remedied within five (5) Business Days after the Scheduled Closing Date, and provided that Purchaser (i) is at the same time not in breach of fulfilling its obligations in relation to the Closing Date Actions and (ii) has not waived the fulfillment of the relevant Closing Action.

42.5

In the event of a withdrawal from this Agreement in accordance with Section 42, this Agreement shall become void and shall have no effect, without any liability on the part of any Party, except for (i) the obligations of the Parties as provided in this Section 42 and Sections 45 to 48 and (ii) subject to Section 42.6, any obligations and liabilities due to a breach of any covenant or other obligation under or in connection with this Agreement by any Party prior to such termination.

42.6

Regardless of Purchaser’s fault (verschuldensunabhängig), Purchaser shall pay to Seller a contractual penalty (Vertragsstrafe) in the amount of USD 37,500,000 (in words: thirty-seven million five hundred thousand U.S. dollars) (“Contractual Penalty ”) if Seller or Purchaser has withdrawn from this Agreement due to (i) the HSR Clearance not having been obtained or deemed to be obtained in accordance with the Closing Condition set forth in Section 28.1.1, or (ii) any injunction, order, decree or ruling prohibiting the Closing pursuant to the Clayton Act, 15 U.S.C §18, or any other U.S. competition law, unless the non-fulfilment of such Closing Condition has been caused by Seller breaching one of its material obligations pursuant to Section 23. If and to the extent Purchaser has complied with its material obligations as set forth in Section 23, payment of the Contractual Penalty shall constitute Seller’s sole and exclusive remedy against Purchaser, the Purchaser Affiliates and their respective directors, officers, employees and advisors relating to or arising out of this Agreement or the transactions contemplated hereby, including any breach hereof. If and to the extent Purchaser has not complied with its material obligations as set forth in Section 23, payment of the Contractual Penalty shall not prejudice Seller from claiming from

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Purchaser further damages incurred as a result of a breach by Purchaser of such obligations pursuant to Section 23; provided that (a) the payment of the Contractual Penalty shall be credited against (angerechnet werden auf) any additional damages claimed by Seller, and (b) other than damages for Purchaser’s breach of its material obligations pursuant to Section 23, payment of the Contractual Penalty shall constitute Seller’s sole and exclusive remedy against Purchaser, the Purchaser Affiliates and their respective directors, officers, employees and advisors relating to or arising out of this Agreement or the transactions contemplated hereby, including any breach hereof.

XVI. Miscellaneous

43.	Precedence of this Agreement

43.1

As between the Parties, the Local Share Transfer Agreements serve solely to consummate the sale and purchase of the Sold Shares pursuant to Section 3.1. If any of the Local Share Transfer Agreements (in the form actually executed) contradicts principles set out in this Agreement, the provisions of this Agreement shall prevail and the Parties shall procure that the respective Local Share Transfer Agreement is amended or applied in accordance with the principles set out in this Agreement with economic effect as from the date of its original coming into force. If and to the extent the foregoing is not permitted under local law or otherwise not possible, or if the Parties decide not to amend or apply the relevant Local Share Transfer Agreement or other agreement in accordance with the principles set out in this Agreement for other reasons, the Parties shall put each other in the position they were in if the respective Local Share Transfer Agreement or other agreement had been amended in accordance with the principles set out in this Agreement.

43.2	In particular, without limiting the foregoing, the following shall apply:

a)

If Purchaser or a Purchaser Affiliate (including any Target Group Company, and including, for the avoidance of doubt, any Acquiring Purchaser Affiliate) is awarded with any claim against Seller or a Local Share Transferor under a Local Share Transfer Agreement that is not provided for in or otherwise conflicts with this Agreement, Purchaser shall indemnify (freistellen) Seller and the Local Share Transferors from any such claim; or

b)

If Seller or a Seller Group Entity (including any Local Share Transferor) is awarded with any claim against Purchaser or a Purchaser Affiliate (including any Target Group Company) under a Local Share Transfer Agreement that is not provided for in or otherwise conflicts with this Agreement (including claims for payment of consideration arising due to local-law requirements), Seller shall indemnify (freistellen) Purchaser and the Purchaser Affiliates (including Target Group Companies) from any such claim.

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44.	No Assignment of Claims

This Agreement and any rights and obligations hereunder may not be assigned or otherwise transferred, in whole or in part, without the prior approval of the applicable other Party hereto (to be granted by way of Notice).

45.	Confidentiality

45.1

No Party shall make any press release or other public announcement with respect to this Agreement, the Transaction or the contents of this Agreement, in each case except as expressly otherwise agreed with the other Party or as may be required in order to comply with the requirements of any applicable laws or regulations, in which case the Parties shall, to the extent legally permissible (including under ad-hoc disclosure obligations), notify the respective other Party without undue delay (unverzüglich) of such requirement, consult on the scope of the announcement and cooperate reasonably in any efforts to avoid or limit the proposed announcement. The preceding sentence shall not apply with respect to Seller’s ad-hoc announcement in connection with the signing of the Transaction.

45.2

For the purpose of this Agreement, “Confidential Information” shall mean (i) this Agreement, all contents thereof and the content of the negotiations relating to it, (ii) any information relating to the Parties and their Affiliates (excluding the Target Group Companies) provided by or on behalf of a Party in connection with this Agreement, (iii) any information provided by or on behalf of a Party in connection with the performance of this Agreement and (iv) any information relating to the Target Group Companies, provided, however, that such last-mentioned information shall be Confidential Information for Purchaser only until the Closing Date.

45.3

The Parties shall keep any Confidential Information confidential and shall not disclose or use for any purpose (other than consummating the transactions contemplated hereby, enforcing their respective rights hereunder and, in the case of Seller, operating the Business prior to the Closing Date) any Confidential Information unless and to the extent the disclosure is

a)

(i) made to a Party’s or any of the Target Group Companies’ directors, officers, employees, professional advisors or agents (including auditors, lenders, banks and insurance carriers) or the agents’ professional advisors, in each case having a need to know such information in connection with their function and/or engagement, (ii) required for the due fulfillment of the relevant Party’s obligations under this Agreement, or (iii) required for the fulfillment of any information or reporting obligations towards direct or indirect shareholders of the relevant Party, provided for all such cases ((i) through (iii)) that the receiving person/entity is bound to confidentiality obligations similar to those set forth by this Section 45 (either contractually or under statutory secrecy obligations), and further provided that the disclosing Party is responsible for any breach of the confidentiality obligations by any person to whom it has made available Confidential Information;

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b)

required by any applicable law, stock exchange regulation or public authority (in which case, the Parties shall, to the extent legally permissible, notify the respective other Party without undue delay (unverzüglich) of such requirement, consult on the scope of disclosure and cooperate reasonably in any efforts to avoid or limit disclosure proposed by either Party);

c)	required for the purpose of any arbitral or judicial proceedings arising out of this Agreement;

d)	limited to information that is generally known to the public other than as a result of a breach of a duty of confidentiality; or

e)	explicitly agreed between the Parties.

45.4

The Parties agree that the non-disclosure agreement dated October 8/9, 2024, the amendment to the non-disclosure agreement dated May 21/27, 2025 and the clean team non-disclosure agreement dated July 25, 2025, copies of which are attached hereto as Exhibit 45.4, (together the “NDA”) shall remain in force and effect and shall expire on the Closing Date, provided that, after the Signing Date, the provisions of the NDA shall only continue to apply in addition to Sections 45.1 and 45.3 to the extent required to comply with applicable law.

45.5

Seller shall, upon Purchaser’s request, use commercially reasonable efforts to enforce any confidentiality and non-use provisions relating to confidential information regarding the Business or any of the Target Group Companies in any non-disclosure, confidentiality or similar agreement between any Seller Group Entity, on the one hand, and any potential acquiror of all or a majority of the Business, on the other hand, and Purchaser shall reimburse Seller for the reasonable and documented out-of-pocket costs incurred by Seller in connection with such efforts.

45.6	The provisions of this Section 45 shall be effective as from the Signing Date and shall expire three (3) years after the Closing Date.

46.	Costs and Expenses

46.1

Subject to Sections 18.2 and 46.2, (i) the costs for the notarization of this Agreement and for the notarization of any agreements entered into in connection with this Agreement, (ii) the filing fees of the filings submitted to the Regulatory Clearance Authorities and other regulatory bodies and (iii) any insurance premiums for or in connection with the W&I Insurance shall be borne by Purchaser.

46.2	Each Party shall bear the costs and fees of its own advisors.

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47.	Notices; Agent for Service of Process

47.1

All notices, request and other communication hereunder (including, for the avoidance of doubt, the making of any claims under or in connection with this Agreement) shall be made in writing in the English language and delivered by hand, by courier or by transmission of a scan of a signed message by e-mail to the respective Party at the address set forth below, or to such other address as may be designated by the respective Party to the relevant other Party in the same manner with such change becoming effective only three (3) Business Days after receipt of a Notice of such change by the other Party:

To Seller:

NORMA Group SE

Group Legal and M&A

Attn.: Bernhard Kraska

Edisonstrasse 4

63477 Maintal

Germany

E-mail: [***]

with a copy to (which shall not constitute Notice):

Gleiss Lutz

Dr. Ralf Morshäuser and Dr. Christian Cascante

Karl-Scharnagl-Ring 6

80539 Munich

Germany

E-mail: [***]

To Purchaser:

Advanced Drainage Systems, Inc.

President and Chief Executive Officer

Attn.: D. Scott Barbour

4640 Trueman Boulevard

HIlliard, Ohio 43026

USA

Email: [***]

with a copy to (which shall not constitute Notice):

Davis Polk & Wardwell

Attn.: Harold Birnbaum

450 Lexington Avenue

New York, NY 10017

USA

Email: [***]

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47.2

Purchaser hereby appoints Hengeler Mueller Partnerschaft von Rechtsanwälten mbB as agent for service of process (Zustellungsbevollmächtigter) for all legal proceedings and disputes involving Purchaser under or in connection with this Agreement. Such appointment shall only terminate upon the appointment of another agent for service of process domiciled in Germany, provided that the agent’s appointment has been Notified to and approved by Seller, such approval not to be unreasonably withheld. Purchaser shall promptly after the Signing Date and upon the appointment of any new agent for service of process, as the case may be, issue to the agent for service of process a written power of attorney (Vollmachtsurkunde) and shall irrevocably instruct the agent for service of process to submit such written power of attorney in connection with any service of process under this Agreement.

48.	General Provisions

48.1

No amendment, supplement or modification of this Agreement (including this Section 48.1) shall be binding unless executed in writing by the Parties. Stricter requirements under mandatory law shall remain unaffected.

48.2

This Agreement (including its Exhibits) constitutes the full understanding of the Parties and the complete and exclusive statements of the terms and conditions of the Parties’ agreements relating to the subject matter hereof and supersedes any and all prior agreements and understandings, whether written or oral, that may exist between the Parties with respect to the subject matter of this Agreement or parts thereof. Side agreements to this Agreement do not exist. All Exhibits to this Agreement are an integral part of the Agreement.

48.3

Unless explicitly provided otherwise herein, this Agreement shall not grant any rights to, and is not intended to operate for the benefit of, any Third Parties, including any Target Group Company (kein echter Vertrag zugunsten Dritter). To amend or revoke provisions of this Agreement that constitute a contract for the benefit of third parties (echter Vertrag zugunsten Dritter), the Parties do not require the third-party beneficiaries’ consent.

48.4

This Agreement shall be governed by, and construed in accordance with, the laws of Germany, excluding the German conflict of law rules and excluding the United Nations Convention on Contracts for the International Sale of Goods (CISG).

48.5

All disputes arising out of or in connection with this Agreement (including the breach, termination or validity thereof) shall be finally settled, without recourse to the ordinary courts of law, by arbitration in accordance with the Arbitration Rules of the German Arbitration Institute (Deutsche Institution für Schiedsgerichtsbarkeit e.V.), as amended from time to time. The arbitral tribunal shall be comprised of three (3) arbitrators. The seat of the arbitration shall be Frankfurt a.M., Germany. The language of the arbitration shall be English. Documents originating in the German language may be submitted in the German language without an English translation. The right to obtain injunctive relief (vorläufigen Rechtsschutz) before state courts shall not be excluded.

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48.6

Should any provision of this Agreement be or become invalid, ineffective or unenforceable as a whole or in part (including any provisions relating to Sanctions), the validity, effectiveness and enforceability of the remaining provisions shall not be affected thereby. Any such invalid, ineffective or unenforceable provision shall be deemed replaced by such valid, effective and enforceable provision as comes closest to the economic intent and the purpose of such invalid, ineffective or unenforceable provision as regards subject-matter, amount, time, place and extent. The aforesaid shall apply mutatis mutandis to any gap in this Agreement.

* * * * * * *

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LIST OF EXHIBITS

Exhibit (A)-A	Business

Exhibit (A)-B	Companies

Exhibit 1	Definitions and Interpretation

Exhibit 2.2	Subsidiaries

Exhibit 3.2	Local Share Transfer Agreements

Exhibit 3.5	Relevant Individual Relating to Minority Share Matters

Exhibit 5.1.2	Sample Calculation of Purchase Price

Exhibit 5.1.3	Definitions of Variable Purchase Price Elements

Exhibit 6.1.1a)	Sample Form for Effective Date Statements

Exhibit 6.1.1b)aa)	Specific Accounting Principles, Policies and Procedures

Exhibit 7.1	Seller’s Bank Account

Exhibit 8.1	Additional Business Employees

Exhibit 8.2	Non-Business Employees

Exhibit 8.3	New H&W Benefit Plans

Exhibit 9.1	Transferred Business Contracts

Exhibit 9.4	Transferred Seller Contracts

Exhibit 10.2	Mexican Assets

Exhibit 11a)	Transitional Services Agreement

Exhibit 11b)	Contract Manufacturing Agreement

Exhibit 11c)	Distribution Agreement

Exhibit 11d)	Warehouse Agreements Term Sheet

Exhibit 12.1	Intragroup Financing Agreements

Exhibit 15.1	Continued Intragroup Contracts

Exhibit 16.1	Intragroup Securities

Exhibit 16.3	Third Party Securities

Exhibit 17.1	Leaving Function Holders

Exhibit 18.1	IT Separation Plan

Exhibit 19.2	Relevant Seller Group Insurance Policies

Exhibit 23.1	Regulatory Clearances

Exhibit 24.4	Conduct of Business Contacts

Exhibit 24.5	Permitted Measures

Exhibit 24.6	Purportedly Encumbered IP Rights

Exhibit 30.3	Closing Memorandum

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Exhibit 31.1.1-A	Seller Warranties

Exhibit 31.1.1-B	Disclosure Schedule

Exhibit 31.2-A	Seller’s Knowledge Individuals

Exhibit 31.2-B	Seller’s Inquiry Individuals

Exhibit 31.4.2	Purchaser’s Deal Team

Exhibit 31.5.2	Draft Bring-Down Notice

Exhibit 33.4.2-A	Seller Materials

Exhibit 33.4.2-B	Additional Data Room Disclosures

Exhibit 34.9.4	Proposed Section 338(h)(10) Allocation

Exhibit 35.2.1	W&I Insurance Policy

Exhibit 41	CA Litigation

Exhibit 45.4	NDA

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EXHIBIT 1 (DEFINITIONS AND INTERPRETATION)

1.	Definitions

In this Agreement, the following terms shall have the following meanings:

“Affiliate”

of a person or entity means any person or entity that, at the relevant point in time, controls, is controlled by, or is under common control with, such person or entity. As used in this definition, “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct, or cause the direction of, the management and policies of a person or entity, whether through (i) ownership of voting securities or other interests, (ii) the ability to appoint a majority of the board of directors (or other similar body in respect of an entity that is not a corporate body), or (iii) contract or otherwise.

With respect to Seller, the term Affiliate does not include the Target Group Companies, unless expressly specified otherwise in a certain provision of this Agreement.

“BGB”	means the German Civil Code (Bürgerliches Gesetzbuch).

“Business Day”	means any day other than a Saturday or Sunday on which banks are open for business in Frankfurt am Main, Germany, and Columbus (OH), USA, except that December 24 and 31 are in no event Business Days.

“Business Employee”	means (i) any employee employed by any Target Group Company as of the Signing Date, (ii) any employee hired by any Target Group Company between the Signing Date and the Closing Date in accordance with this Agreement, and (iii) any Additional Business Employee, but in any event excluding any Non-Business Employee.

“Business Service Provider”	means each Business Employee and each other individual independent or dependent contractor, consultant, director or other individual service provider who is engaged by any of the Target Group Companies (including any temporary employee or worker engaged through a staffing agency or similar contract work arrangement).

“Combined Group”

means any affiliated, consolidated, combined, unitary or similar group

(including any affiliated group of corporations as defined in Section 1504(a) of the Code electing to file consolidated U.S. federal income Tax Returns) of which Seller or any of its Affiliates is a member.

“Competing Products”	means any products that directly compete with products of the Business.

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“Employee Plan ”	means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether or not written (x) that is sponsored, maintained, administered, contributed to (or required to be contributed to) or entered into by the Seller or any of its Affiliates (including the Target Group) for the current or future benefit of any current or former Business Service Provider or (y) for which the Target Group has or could reasonably be expected to have any direct or indirect liability.

“ERISA ”	means the Employee Retirement Income Security Act of 1974, as amended, and any rules or regulations promulgated thereunder.

“Environmental Contamination”	means any Hazardous Materials that exist in the soil, groundwater or surface water.

“Environmental Law”	means any applicable law relating to or imposing liability for the protection of the environment or the use, storage, handling, disposal, clean-up or release of Hazardous Materials, in each case as in effect on the Signing Date and as enforced and interpreted by the competent authorities on the Signing Date, in the countries or jurisdictions where the relevant activity of the Business is carried out.

“EUR”	means Euro or Euros.

“Exchange Rate”	means the exchange rate of the relevant currency versus the U.S. dollar as determined by the Federal Reserve on its website at https://www.federalreserve.gov/releases/h10/default.htm as published (i) for the relevant date if the relevant date is a Business Day, or (ii) for the last Business Day prior to the relevant date if the relevant date is not a Business Day.

“Hazardous Materials”	means any pollutant, contaminant or other substance identified or designated as hazardous under applicable law.

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“HGB”	means the German Commercial Code (Handelsgesetzbuch).

“IFRS”	means the body of pronouncements issued by the International Accounting Standards Board (IASB), including International Financial Reporting Standards and interpretations approved by the IASB, International Accounting Standards and Standing Interpretations Committee interpretations approved by the predecessor International Accounting Standards Committee as endorsed under the EU accounting regulations and included in the periodic report showing the status of endorsement by the European Financial Reporting Advisory Group.

“Key Business Employee”	means each Business Employee (x) with expected total annual compensation equal to or in excess of USD 200,000 (in words: two hundred thousand U.S. dollars) or (y) who is an LTI Beneficiary.

“Notice”	means a notification in the form according to Section 47.1; the term “Notify” shall be construed accordingly.

“Purchaser Affiliate”	means any Person directly or indirectly controlling, controlled by or under common control with the Purchaser. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Seller Group Entity”	means any member of the Seller Group.

“Seller Group”	means Seller and its Affiliates, except for the Target Group Companies.

“Seller Plan”	means an Employee Plan that is sponsored, maintained, administered, contributed to (or required to be contributed to) or entered into by a Seller Group Entity.

“Signing Date”	means the date of this Agreement.

“Straddle Period”	means a Tax period that begins on or before the Effective Date and ends after the Closing Date.

“Target Group Company”	means any member of the Target Group.

“Target Group”	means the Companies and their Subsidiaries.

“Tax Sharing Agreement”	means any written agreement entered into prior to the Closing binding any Target Group Company that provides for the allocation, apportionment, sharing, indemnification, reimbursement or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any person’s Tax liability; provided that such term shall not include contracts with customary Tax provisions entered into in the ordinary course of business that are not primarily related to Taxes.

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“Third Party”	means any person or entity that is not Seller, Purchaser or any of their respective Affiliates.

“Transfer Tax”	means all federal, state, local or foreign transfer, sales, use, documentary, registration, real property transfer, mortgage recording, stamp duty or similar Taxes or charges, in each case including any interst and penalties relating thereto, but excluding, for the avoidance of doubt, any VAT.

“USD”	means U.S. dollars.

“VAT”	means (i) any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112) and (ii) any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in (i) above, or imposed elsewhere.

“ZPO”	means the German Code of Civil Procedure (Zivilprozessordnung).

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2.	List of Definitions

The following is a list of all defined terms used in this Agreement, indicating the page of this Agreement where the definition is introduced:

2024 Financials	38	Effective Date Financial Debt	9
Acquiring Purchaser Affiliate	7	Effective Date Statements	10
Additional Business Employees	16	Effective Debt Net Working Capital	9
Adjustment Amount	14	Employee Plan	81
Affiliate	80	Employer of Record	16
Agreement	5	Environmental Contamination	81
Ancillary Agreements	21	Environmental Law	81
Assignment Consent	18	ERISA	81
Base Amount	9	EUR	81
Base Amount Allocation	59	Exchange Rate	81
Beneficiaries	28	Facilities Agreement	22
BGB	80	Facility Agent	22
Bring-Down Notice	46	Factor	23
Business	5	Factoring Agreement	23
Business Day	80	Factoring Joint and Several Liability	23
Business Employee	80	Fairly Disclosed	51
Business Service Provider	80	Fijaciones	20
Closing	42	Final Effective Date Statements	11
Closing Actions	43	Final Section 338(h)(10) Allocation	60
Closing Conditions	40	Finance Parties	22
Closing Date	42	Fundamental Warranties	45
Closing Memorandum	44	Hazardous Materials	81
Code	52	HGB	82
Combined Group	80	HSR Act	31
Companies	5	HSR Filing Date	31
Competing Business	65, 80	IFRS	82
Competing Segment	66	Indemnifiable Tax	52
Confidential Information	73	Indian TG Companies	41
Continued Intragroup Contracts	23	Insurer	61
Contract Manufacturing Agreement	21	Intragroup Debt Amount	22
Contractual Penalty	71	Intragroup Financing Agreements	21
Covered Employees	66	Intragroup Securities	24
Credit Support Instruments	24	IT Separation Plan	25
Custody Period	51	Key Business Employee	82
Cut-Off Date	70	Leaving Function Holders	25
Data Preservation Period	67	Local Share Transfer Agreements	7
De Minimis Amount	61	Local Share Transferors	5
De Minimis Threshold	66	Losses	49
Deductible Amount	61	LTI Beneficiaries	36
Disclosure Schedule	44	LTI Plan	36
Discontinued Intragroup Contracts	23	Material Adverse Effect	45
Distribution Agreement	21	Minority Share	6
Due Diligence Information	51	Minority Share Purchaser	7
Effective Date	8	NDA	74
Effective Date Cash	9

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NDS	6	Seller’s Knowledge Individuals	45
Neutral Expert	12	Seller’s Period Tax Returns	55
No-Leakage Undertaking	8	Share Transfer Claims	63
Non-Business Employees	17	Shareholder Beneficiary	27
Non-Compete Period	65	Shareholder Indemnified Claims	27
Non-Transferring Additional Business Employees	17	Signing Date	82
Non-U.S. Shares	59	Sold Inventories	20
Notice	82	Sold Kimplas Shares	6
Other Beneficiary	27	Sold NDS Shares	6
Other Indemnified Claims	28	Sold NORMA Products Shares	6
Parties	5	Sold Shares	6
Party	5	Sold Teco Shares	6
Pending Business Contract	19	Staggered Closing Notice	41
Permitted Measure	36	Straddle Period	82
Pillar Two Legislation	56	Subsidiaries	6
Post–Effective Date Debt	8	Target Group	82
Post–Effective Date Leakage	8	Target Group Auditor	39
Post-Effective Date Taxes	57	Target Group Companies	6
Pre-Effective Date Taxes	57	Target Group Company	82
Preliminary Purchase Price	10	Target Group Financials	38
Preliminary Purchase Price Estimate	10	Target Net Working Capital	9
Prohibited Designations	68	Tax	53
Proposed Section 338(h)(10) Allocation	60	Tax Benefits	53
Purchase Price	9	Tax Indemnification Claim	53
Purchaser	5	Tax Return	53
Purchase Price Allocation	59	Tax Sharing Agreement	82
Purchaser Affiliate	82	Taxing Authority	53
Purchaser Claim	49	Third Party	83
Purchaser Demat Accounts	37	Third Party Claim	50
Purchaser’s Deal Team	46	Third Party Securities	24
Regulatory Clearance Authorities	31	Transaction	5
Regulatory Clearances	31	Transfer Condition	7
Release Letters	23	Transfer Date	16
Relevant Demat Acccount	41	Transfer Tax	83
Relevant Seller Group Insurance Policies	26	Transferred Business Contracts	18
Relevant Tax Matter	53	Transferred Seller Contracts	20
Retained Business	5	Transitional Services Agreement	21
Retention Materials	67	Unvested Grants	36
Scheduled Closing Date	42	Updated DS	46
Section 338(g) Election	59	USD	83
Section 338(h)(10) Allocation Forms	60	VAT	83
Section 338(h)(10) Election	58	VDR USB Stick	51
Seller	5	Virtual Data Room	51
Seller Group	82	W&I Insurance	61
Seller Group Entity	82	W&I Liability Exclusion	62
Seller Indemnities	63	Warehouse Agreements	21
Seller Liability Cap	62	Warranty Catalogue	44
Seller Warranties	44	Wrong-Pocket Assets	29
Seller’s Inquiry Individuals	45	Wrong-Pocket Business Asset	29
Seller’s Knowledge	45	Wrong-Pocket Business Contract	30

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Wrong-Pocket Contracts	30	Wrong-Pocket Retained Business Contract	30
Wrong-Pocket Retained Business Asset	29	ZPO	83

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3.	Rules of Interpretation

Unless expressly provided otherwise in this Agreement, for purposes of this Agreement, the following rules of interpretation shall apply:

3.1

When calculating the period of time before which, within which or following which any act is to be done or step is to be taken pursuant to this Agreement, the provisions of sections 187 BGB et seq. shall apply.

3.2

The provision of a Table of Contents, the division of this Agreement into Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement.

3.3	All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

3.4

The Exhibits shall be construed with, and as an integral part of, this Agreement. Any reference to this Agreement includes the Exhibits to this Agreement. Any matter set out in the Disclosure Schedule with respect to any Seller Warranty shall be deemed set out for purposes of any other Seller Warranty.

3.5

If any Party shall, pursuant to this Agreement, use “commercially reasonable efforts”, such person/entity shall be required to make a diligent, reasonable and good faith effort to accomplish the applicable objective. Such obligation, however, does not require an expenditure of material funds or the incurrence of a material liability, nor does it require to make any concession or acts in a manner that would be contrary to normal commercial practices under the given circumstances in order to accomplish the objective. The fact that the objective is or is not actually accomplished is no indication that the person/entity did, or did not, in fact use its reasonable commercial efforts in attempting to accomplish the objective.

3.6

If this Agreement, by using the term “procure”, sets forth that the relevant Party shall arrange for any action, omission, status, result, or other objective, this shall mean that such Party shall be responsible and liable for any failure of such objective being accomplished irrespective of such Party’s fault (verschuldensunabhängige Sicherstellungs- und Einstandspflicht).

3.7

If this Agreement contains obligations of Affiliates of a Party that are not a party to this Agreement, such obligations shall be construed as an obligation of the relevant Party to procure that the respective obligation is fulfilled by its relevant Affiliate.

3.8

The word “including”, “in particular”, “e.g.” or any variations thereof shall be deemed to be followed by the words “without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

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3.9

Where a German term has been inserted in italics, it alone (and not the English term to which it relates) shall be authoritative for the purpose of the interpretation of the relevant English term in this Agreement. The relevant English term shall be interpreted the same way throughout the Agreement even if the German translation has been added to such English term only once in the Agreement.

3.10

Wherever in this Agreement the term “material” or “materiality” or any variation thereof appears, no monetary threshold set forth in any provision of this Agreement shall be considered in connection with the interpretation thereof unless specifically and explicitly tied thereto.

3.11	Unless otherwise stipulated herein, any monetary thresholds denominated in USD shall include the equivalent in any foreign currency calculated based on the Exchange Rate as of the Signing Date.

3.12	Any reference in this Agreement to gender shall include all genders. Words (including definitions) imparting the singular number only shall include the plural and vice versa.

3.13

Except where otherwise specifically set forth herein, references to a specific time herein are references to local time in Germany. Any reference to time in this Agreement expressed as “CET” is to be construed as Central European Time or, if applicable at the relevant time, Central European Summer Time (CEST).

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EXHIBIT (A)-A

(BUSINESS)

The Business comprises the design, manufacture, and sale of systems for the collection and distribution of water conducted by the Target Group Companies, but excluding, for the avoidance of doubt, any business conducted by NORMA Pacific Pty. Ltd., and including the following products:

•	stormwater management solutions designed to drain and convey water; control runoff, prevent flooding, and protect properties from water damage;

•	irrigation (incl. access boxes), drip irrigation and micro irrigation systems (including any applicable controls) for landscape applications; and

•

flow management products, primarily, but not limited to, specialty fittings and valves used to control, regulate, and direct water flow in irrigation, plumbing, pool & spa, and industrial applications.

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EXHIBIT (A)-B

(COMPANIES)

Jurisdiction	Company	Local Share Transferors	Shares held by the Local Share Transferors
India

Kimplas Piping Systems Private Limited

a private limited company incorporated under the laws of India, registered with the Indian Ministry of Corporate Affairs under corporate identification no. U22209MH1996PTC097037, with its registered office at B-20, MIDC Ambad, Nashik, Maharashtra 422010, India

•  NORMA Group Asia Pacific Holding Pte. Ltd., a company limited by shares incorporated under the laws of Singapore, registered with the Accounting and Corporate Regulatory Authority (ACRA) under no. 201135261Z, with business address at 10 Jalan kilang, #06-01, Bt Merah Enterprise Centre, Singapore 159410

• 23,847,004 shares with a nominal amount of INR 10 each out of a total number of 23,847,005 shares

•  NORMA Group Holding GmbH,
a limited liability company (GmbH) incorporated under the laws of Germany, having its registered seat in Maintal, registered with the commercial register of the local court of Hanau under no. HRB 91831, with business address at Edisonstr. 4, 63477 Maintal

• 1 share with a nominal amount of INR 10 out of a total number of 23,847,005 shares

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Jurisdiction	Company	Local Share Transferors	Shares held by the Local Share Transferors
Italy	Teco S.r.l., a limited liability company (società a responsabilità limitata) incorporated under the laws of Italy, registered with Companies’ Register of Bari under no. 07937231004, with business address at Trav. Strada Provinciale 130 Trani-Andria SNC, 76125 Trani (BT), Italy	NORMA Italia S.p.A., a joint-stock company (società per azioni) incorporated under the laws of Italy, registered with the Companies’ Register of Brescia under no. 00282200179, with business address at Via dell’Artigianato, 16/18, 25085 Gavardo (BS), Italy	share capital of EUR 20,000 (equalling 100%)

Malaysia	NORMA Products Malaysia Sdn. Bhd., a private limited company (Sendirian Berhad) incorporated under the laws of Malaysia, registered under with the Companies Commission of Malaysia (Suruhanjaya Syarikat Malaysia) under no. 199201004082 (235586-U), with business address at 4 & 6 Persiaran Perusahaan Kledang Utara 1/3, Taman Perindustrian Chandan Raya 31450 Menglembu, Ipoh Perak, Malaysia	NORMA Group Asia Pacific Holding Pte. Ltd., a company limited by shares incorporated under the laws of Singapore, registered with the Accounting and Corporate Regulatory Authority (ACRA) under no. 201135261Z, with business address at 10 Jalan kilang, #06-01, Bt Merah Enterprise Centre, Singapore 159410	1,980,000 ordinary shares (equalling 100%)

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Jurisdiction	Company	Local Share Transferors	Shares held by the Local Share Transferors
United States	National Diversified Sales, Inc.,
	a California stock corporation incorporated under the laws of the State of California, United States, with principal address at 21300 Victory Blvd., Suite 215, Woodland Hills, CA 91367, United States	NORMA Pennsylvania, Inc., a Delaware stock corporation incorporated under the laws of Delaware, United States, with principal address at 2430 E. Walton Blvd., Auburn Hills, MI 48326, United States	100,000 shares of common stock with a par value of USD 0.01 each (equalling 100%)

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EXHIBIT 2.2

(SUBSIDIARIES)

Jurisdiction	Entity	Shareholder	Shares held by the Shareholder
United Kingdom	Kimplas Limited,
a limited liability company incorporated under the laws of England and Wales, registered with the Companies House under no. 04170015, with business address at Unit 33 Greenham Business Park, Greenham, Thatcham, West Berkshire, England RG19 6HW, United Kingdom	Kimplas Piping Systems Pvt. Ltd.,
		a private limited company incorporated under the laws of India, registered with the Indian Ministry of Corporate Affairs under corporate identification no. U22209MH1996PTC097037, with business address at B-20, MIDC Ambad, Nashik, Maharashtra 422010, India	100,000 ordinary shares with a nominal amount of GBP 1 each (equalling 100%)

United States	Teco Irrigation USA, Inc.,
a California stock corporation incorporated under the laws of the State of California, United States, with principal address at 900 E Hamilton Ave Ste 450 Campbell, CA 95008, United States	Teco S.r.l.,
		a limited liability company (società a responsabilità limitata) incorporated under the laws of Italy, registered with the Chamber of Commerce (Camera Di Commercio) under no. 07937231004, with business address at Trav. Strada Provinciale 130 Trani-Andria SNC, 76125 Trani (BT), Italy	50,000 shares of common stock with a par value of USD 1 each (equalling 100%)

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Execution Version

Project Dolphin

Exhibit 31.1.1-A (Seller Warranties)

EXHIBIT 31.1.1-A (SELLER WARRANTIES)

I.	Fundamental Warranties

1.	Existence and Authorization of Seller

1.1	Seller has been duly established and is validly existing as a European company (Societas Europea) under the laws of Germany.

1.2

Seller has all corporate power and authority to execute and to perform the Agreement as well as the Ancillary Agreements to which it is a party. This Agreement has been duly authorized by all necessary corporate action of Seller, has been duly executed on behalf of Seller and constitutes a valid and binding agreement of Seller, enforceable against it in accordance with its terms.

1.3

There is no governmental order against Seller, and no lawsuit, investigation or legal proceeding pending against, or, to Seller’s Knowledge, threatened in writing against Seller before any court, arbitrator or governmental body, agency or official, which in any manner challenges or seeks to prevent, alter or materially delay the Transaction, and, to Seller’s knowledge, there are no circumstances or facts that may reasonably be expected to result in any such lawsuit, investigation or legal proceeding.

1.4	The Seller Warranties pursuant to this Section 1 also apply as of the Closing Date.

2.	Existence and Organization of the Companies; Existence and Authorization of Local Share Transferors

2.1

The Companies and Local Share Transferors have been duly established, are validly existing under the laws of their respective jurisdiction in the legal form as indicated in Exhibit (A)-B and, where such concept is applicable under the laws of the respective Company’s or Local Share Transferor’s jurisdiction, are in good standing under the laws of their respective jurisdiction.

2.2	The Local Share Transferors have all corporate power and authority to execute and perform the applicable Local Share Transfer Agreements to which they are a party.

2.3

True and complete copies of the articles of association, by-laws, shareholder agreements or equivalent corporate documents of the Companies, as currently in effect, are included in the Virtual Data Room.

2.4

There is no governmental order against any Company and/or Local Share Transferor, and no investigation or legal proceeding pending against or threatened in writing against any Company and/or Local Share Transferor before any court, arbitrator or governmental body, agency or official, which in any manner challenges or seeks to prevent, alter or materially delay the Transaction.

2.5	The Seller Warranties pursuant to this Section 2 also apply as of the Closing Date.

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3.	Sold Shares

3.1	The Local Share Transferors are the sole and unrestricted owners of the Sold Shares as set out in Exhibit (A)-B of the Agreement.

3.2	The Sold Shares constitute all issued and outstanding equity interests of the Companies.

3.3

The Sold Shares are not subject to any (i) in rem rights of Third Parties (including liens, pledges, mortgages and other security interests), or (ii) pre-emptive rights, option rights, warrants, call rights, purchase rights, subscription rights or rights of first refusal or other equivalent rights held by any Third Party, in each case except under statutory law or the respective Company’s articles of association or other organizational documents. Except for the Sold Shares, (i) there are no outstanding equity securities or other similar ownership interests of any class or type in any of the Companies, and (ii) to Seller’s Knowledge, there are no outstanding options, warrants, call rights, purchase rights, subscription rights, exchange rights or other equivalent rights, convertible, exercisable or exchangeable securities, or any written commitments to grant any of the foregoing, in each case pursuant to which any of the Companies is obligated to (A) issue, deliver, transfer, sell or otherwise dispose of any of its securities, or any securities convertible into or exercisable or exchangeable for its securities to any Third Party, or (B) redeem, purchase or otherwise acquire any outstanding securities of any of the Companies from any Third Party, in each case of (i) and (ii) except under statutory law or the respective Company’s articles of association.

3.4	The Seller Warranties pursuant to this Section 3 also apply as of the Closing Date.

4.	Contributions to Sold Shares

4.1

The Sold Shares have been (i) duly authorized, validly issued and fully paid in accordance with applicable statutory law and (ii) are non-assessable, except under statutory law or the respective Company’s articles of association. There are no obligations to make any further contributions on the Sold Shares (keine Nachschusspflichten).

4.2	The Seller Warranties pursuant to this Section 4 also apply as of the Closing Date.

5.	Subsidiaries; Subsidiary Shares; Contributions to Subsidiary Shares

5.1

The Companies hold shares in Subsidiaries as set out in Exhibit 2.2 of the Agreement. The Companies do not hold, directly or indirectly, any shares or other equity securities in companies other than the Subsidiaries. No Target Group Company owns any shares or equity securities, or any instrument convertible into or exchangeable for shares or other equity securities of any kind in any other company, partnership, joint venture or other enterprise except for the shares held in the Subsidiaries by the Companies.

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5.2

The Subsidiaries have been duly established and are validly existing under the laws of their respective jurisdiction in the legal form as indicated in Exhibit 2.2 and, where such concept is applicable under the laws of the respective Subsidiary’s jurisdiction, are in good standing under the laws of their jurisdiction.

5.3

The Subsidiaries’ shares are not subject to any (i) in rem rights of Third Parties (including liens, pledges, mortgages and other security interests), or (ii) pre-emptive rights, option rights, warrants, call rights, purchase rights, subscription rights or rights of first refusal or other equivalent rights, in each case held by any Third Party except under statutory law or the respective Subsidiary’s articles of association or other organizational documents. Except for the shares held by the Companies in the Subsidiaries, (i) there are no outstanding equity securities or other similar ownership interests of any class or type in any of the Subsidiaries, and (ii) to Seller’s Knowledge, there are no outstanding options, warrants, call rights, purchase rights, subscription rights, exchange rights or other equivalent rights, convertible, exercisable or exchangeable securities, or any binding written commitments to grant any of the foregoing, in each case pursuant to which any of the Subsidiaries is obligated to (A) issue, deliver, transfer, sell or otherwise dispose of any of its securities, or any securities convertible into or exercisable or exchangeable for its securities, to any Third Party, or (B) redeem, purchase or otherwise acquire any outstanding securities of any of the Subsidiaries from any Third Party, in each case of (i) and (ii) except under statutory law or the respective Subsidiary’s articles of association or other organizational documents.

5.4

The Subsidiaries’ shares have been duly authorized, validly issued and fully paid in accordance with applicable statutory law. There are no obligations to make any further contributions on the Subsidiaries’ shares (keine Nachschusspflichten).

5.5	The Seller Warranties pursuant to this Section 5 also apply as of the Closing Date.

6.	No Insolvency

With respect to Seller, the Local Share Transferors and the Target Group Companies (i) no insolvency proceedings or comparable proceedings under applicable laws have been opened, (ii) no filing for such proceedings has been made by the Seller, any Local Share Transferor or any Target Group Company or, to Seller’s Knowledge, any Third Party, and (iii) no such filing is required according to applicable laws.

7.	Enterprise Agreements, Silent Partnership Agreements, Trust Agreements, Sub-Participations

7.1

No Target Group Company is a party to any profit-sharing agreement, pooling agreement, control arrangement, silent partnership agreement, trust arrangement or sub-participation which, in each case, would entitle any person or entity other than another Target Group Company to participate in the profits of any Target Group Company or to exercise control over any Target Group Company.

7.2	The Seller Warranty pursuant to this Section 7 also applies as of the Closing Date.

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II.	Further Warranties

8.	No Contravention, no Conflicts and no Consents

The execution, delivery and performance by Seller of this Agreement and the Ancillary Agreements, and the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, do not and will not (i) result in a violation or breach of any provision of the certificate of incorporation or bylaws of Seller, and of any Local Share Transferor and of any of the Companies or otherwise conflict with any provision of their respective governing documents or (ii), to Seller’s Knowledge, violate or result in a breach of any Material Agreement, except in the case of clause (ii) where the violation or breach would not have a Material Adverse Effect.

9.	Financial Information

9.1

Copies of the Target Group Companies’ special purpose financial information (CFS) consisting of combined balance sheets and combined profit and loss statements for the fiscal year ending on 31 December 2024, and for the six-month period ending on 30 June 2025, are attached hereto as Exhibit W 9 (the “Financial Information”). To Seller’s Knowledge and based on the facts actually known by the Companies’ managing directors (Geschäftsführer) at the time of their preparation, taking into account the purpose for which they were prepared, the Financial Information (i) has been prepared with due care and attention in accordance with IFRS, applied on a consistent basis, (ii) is not materially misleading of the combined state of affairs and profit and loss of the Target Group Companies, as of and for the periods set out therein, and (iii) the Financial Information does not materially misstate the assets, liabilities and results of operations of the Target Group Companies taken as a whole as of 31 December 2024 or 30 June 2025, as applicable.

9.2	As of the Signing Date, there are no Intragroup Securities or Third Party Securities other than listed in Exhibit 16.1 and Exhibit 16.3.

9.3

As of the Signing Date and the Closing Date, there are no guarantees, bonds (Bürgschaften), notes, suretyship, security agreements or comfort letters (Patronatserklärungen) or similar enforceable contractual obligations of the Target Group Companies, directly or indirectly, with respect to any Effective Date Financial Debt.

10.	Regulatory Clearances

As of the Signing Date, all information provided in writing by or on behalf of Seller to Purchaser concerning Seller, any Seller Group Entity, and any Target Group Company with respect to and in preparation of any filings to be made with competent public authorities for the Transaction, including those to obtain the Regulatory Clearances, is correct. Any assessments provided by or on behalf of Seller to Purchaser in this regard have been prepared in good faith and with due care.

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11.	Real Property

11.1

Exhibit W 11.1 contains a correct and complete list of all real properties, hereditary building rights (Erbbaurechte) and rights equivalent to real property (grundstücksgleiche Rechte) in the relevant jurisdictions, which, as of the Signing Date, are owned by the Target Group Companies (collectively, the “Owned Properties”), setting forth the location of each Owned Property and land registry details of any Owned Property and indicating the relevant owner of the Owned Properties. No Target Group Company owns any real property or rights equivalent to real property other than the Owned Properties, nor is it obliged to acquire any further real property or rights equivalent to real property.

11.2

To Seller’s Knowledge, the Owned Properties are free and clear of any liens, pledges, mortgages, charges or other security interests and not subject to any in rem rights of Third Parties other than set forth in Exhibit W 11.2.

11.3

Neither Seller nor any Affiliate of Seller has authorized and/or applied for the registration of any in rem rights of Third Parties on the Owned Properties, nor, to Seller’s Knowledge, are there any obligations to create such in rem rights of Third Parties.

11.4

Exhibit W 11.4 contains a correct and complete list of all premises which (i) are as of the Signing Date leased by the Target Group Companies, and (ii) provide for annual net lease payments (Netto-Kaltmiete) in excess of USD 250,000 (in words: two hundred fifty thousand U.S. dollars) (exclusive of ancillary costs and VAT) (collectively, the “Leased Properties”), setting forth the location of each Leased Property leased by the Target Group Companies. To Seller’s Knowledge, no Target Group Company has received a written notice of termination from the respective landlord with respect to any of the Leased Properties.

11.5

To Seller’s Knowledge, the Target Group Companies have the right to use the Owned Properties and/or Leased Properties for the conduct of the Business, as currently conducted, with respect to the Leased Properties pursuant to a valid and enforceable lease, and are in exclusive possession of the Owned Properties and/or Leased Properties. To Seller’s Knowledge, the access to public roads, water supply, sewer facilities, electricity, gas, telephone, internet and other public utilities of each Owned Property and/ or Leased Property is sufficient in all material respects for the conduct of the Business at each such Owned Property and/ or Leased Property as currently conducted. To Seller’s Knowledge, no Target Group Company has received any order of any governmental body stating that it is not in compliance with applicable planning, zoning or building laws, unless such incompliance would not have a Material Adverse Effect.

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12.	Material Fixed Tangible Assets, Sufficiency of Assets

12.1

To Seller’s Knowledge, all fixed tangible assets (bewegliches Anlagevermögen) that (i) are exclusively used by any Target Group Company for the operation of its business or (ii) are necessary for the operation of the Business substantially in the manner as conducted on the Signing Date and (iii) the lack of which would have a Material Adverse Effect (the “Material Fixed Tangible Assets”) are owned or held in lawful possession (e.g., on the basis of agreements granting a right of use) by the relevant Target Group Company.

12.2

To Seller’s Knowledge, the Material Fixed Tangible Assets that are owned by any Target Group Company are not subject to any in rem rights of Third Parties (including any liens, pledges, mortgages, charges or other security interests), except for (i) customary retention of title rights (Eigentumsvorbehalte), (ii) in rem rights in favor of suppliers, mechanics, workmen, carriers and the like, (iii) statutory liens and other security rights in favor of Taxing Authorities or other governmental entities, or (iv) other encumbrances (Belastungen) which would not have a Material Adverse Effect.

12.3

To Seller’s Knowledge, the assets the Target Group Companies own, hold or are otherwise entitled to use, including inventories the Target Group Companies own or are entitled to use, are, together with the facilities, assets and services provided under the Agreement and the Ancillary Agreements, all of the assets used to carry out the Business (defined for purposes of this Section 12 as if the reference to “the Target Group Companies” in Exhibit (A)-A to the Agreement were instead a reference to “the Seller Group and the Target Group Companies”), and are sufficient for the Target Group Companies to carry out the Business, in each case, in the manner it is conducted by Seller Group as of the Signing Date, except as would not have a Material Adverse Effect.

13.	Material IP Rights

13.1

Exhibit W 13.1 sets forth a true and complete list of registered, and applications for registration of, Intellectual Property Rights, including domains, included in the Owned IP Rights (collectively, the “Registered IP Rights”). “Owned IP Rights” means any and all Intellectual Property Rights owned, or purported to be owned, by any of the Target Group Companies.

13.2

The Target Group Companies are the sole owners of the Owned IP Rights, and hold all right, title and interest in and to such Owned IP Rights free and clear of any encumbrances, liens and other Third Party rights (including exclusive licenses granted to third parties but excluding non-exclusive licenses granted in the ordinary course of business). To Seller’s Knowledge, no rights forming part of the Registered IP Rights have been abandoned, have lapsed or have been otherwise lost through an action or failure to act by any relevant Target Group Company, it being understood that such action or failure shall not include any abandonments, lapses or other losses due to a decision of the relevant entity not to extend the protection of the relevant Registered IP Right. “Intellectual Property Rights” means (i) all inventions, patents, (ii) all trademarks, service marks, corporate names, brand names, trade dress, logos, trade names, together with all of the goodwill associated with any of the foregoing, (iii) domain names and social media handles,

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(iv) all designs, copyrights and other works of authorship (including intellectual property rights in software, programming code, neighboring rights and database rights), (v) all intellectual property rights in confidential or proprietary information, including in trade secrets, know-how, and any other rights of a similar kind, whether registered or not, including applications for, and rights to apply for, the registration of any of the foregoing.

13.3	To Seller’s Knowledge, all registration and maintenance fees have been paid to maintain the Registered IP Rights with the competent authorities.

13.4

No actions, lawsuits, claims or other proceedings challenging the ownership, use, scope, or validity of any Owned IP Rights are pending (rechtshängiges Gerichtsverfahren bzw. anhängiges Verwaltungsverfahren) or, to Seller’s Knowledge, have been threatened in writing.

13.5

To Seller’s Knowledge, no Target Group Company is infringing or misappropriating, nor, within three (3) years prior to the Signing Date, has infringed or misappropriated, any Intellectual Property Rights of any Third Party, and no actions, lawsuits, claims or other proceedings against a Target Group Company are pending (rechtshängig) before a court or other competent authority alleging the infringement of any Intellectual Property Rights of a Third Party by a Target Group Company nor has any Target Group Company received any written warning or cease and desist letter threatening the same within three (3) years prior to the Signing Date.

13.6	To Seller’s Knowledge, within three (3) years prior to the Signing Date, no Third Party has infringed any Owned IP Rights.

13.7

To Seller’s Knowledge (i) there are no grounds for assuming that the material Owned IP Rights are not subsisting, valid and enforceable and (ii) each Target Group Company owns, or otherwise has a valid right to use all Intellectual Property Rights used or held for use in, or otherwise necessary or required for, the conduct of the business of the relevant Target Group Company.

13.8	The Target Group Companies have taken commercially reasonable steps to record, maintain and protect the Owned IP Rights, and to Seller’s Knowledge no such protective steps have been breached.

13.9

As of the Signing Date, the Target Group Companies have paid all employee inventor compensation in respect of all Intellectual Property Rights owned by any Target Group Company in accordance with the German Employee Inventions Act (Gesetz über Arbeitnehmererfindungen), any similar applicable laws of any other jurisdiction or any agreement, and no due payment of such employee inventor compensation or any similar compensation in respect of any Intellectual Property Rights is outstanding.

14.	IT Systems

14.1

The IT systems (including hardware and network components, but excluding software) used by any Target Group Company for its business as conducted as of the Signing Date (herein collectively “Material IT Systems”) (i) are owned by, validly leased by or otherwise made available (including by way of the Transitional Services Agreement) to the respective Target Group Company and, to Seller’s Knowledge, (ii) are adequate and sufficient for the operational and business activities of the respective Target Group Company.

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14.2

To Seller’s Knowledge, the Target Group Companies have not experienced any material failures of, or cybersecurity incidents relating to, any Material IT Systems, including any security breaches, successful cyberattacks or any losses or inadvertent or unauthorized access or use of any material IT systems, or any data (including personal data) controlled or processed by any Target Group Company within a period of three (3) years prior to the Signing Date. The Target Group Companies have taken commercially reasonable steps to implement, maintain and comply with security, disaster recovery, business continuity and backup plans and procedures.

15.	Data Protection

To Seller’s Knowledge, within the last three (3) years prior to the Signing Date (i) the Target Group Companies have been operating in material compliance with all applicable data protection laws, and (ii) there have been no written claims, complaints, actions, investigations or pending court or administrative proceedings by any governmental body, legal entity, natural person or other Third Party alleging a material breach of applicable data protection laws by any Target Group Company. To Seller’s Knowledge, each Target Group Company has, where required by applicable laws, used commercially reasonable efforts to ensure that all service providers, data processors and other Third Parties that process any personal data on their behalf are bound by valid, written and enforceable agreements that include any terms required by applicable data protection laws and require such Third Parties to comply with applicable data protection laws.

16.	Business Relationships

16.1

Exhibit W 16.1 sets forth the top ten (10) customers of the Business measured by the aggregate revenue to the Business in the twelve (12)-month period ended June 30, 2025 (collectively, the “Top Customers”). As of the Signing Date, to Seller’s Knowledge, none of the Target Group Companies has received any written termination notice from any Top Customer (i) terminating the use of products or services of the Business in its entirety, or (ii) materially reducing the use of products or services of the Business, except where in each case of (i) and (ii) such termination would not have a Material Adverse Effect.

16.2

Exhibit W 16.2 sets forth the top ten (10) suppliers of the Business measured by the aggregate expenses of the Business in the twelve (12)-month period ended June 30, 2025 (collectively, the “Top Suppliers”). To Seller’s Knowledge, none of the Target Group Companies has received any written termination notice from any Top Supplier (i) terminating the supply of products or services to the Business in its entirety, or (ii) materially reducing the supply of products or services to the Business, except where in each case of (i) and (ii) such termination would not have a Material Adverse Effect.

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17.	Material Agreements

17.1

“Material Agreements” means all agreements entered into between a Target Group Company on the one hand and a Third Party on the other hand which (i) have not yet been fully performed by both parties and (ii) fall within at least one of the categories listed below. Thresholds indicated below always refer to the individual agreement or purchase order, not to aggregate amounts, unless expressly stated otherwise:

a)	agreements with the Top Customers and Top Suppliers (but excluding purchase orders or other one-time purchase agreements);

b)	agreements relating to the acquisition or sale of shares in other companies or the acquisition or sale of any line of business;

c)	joint venture, partnership, shareholder or cooperation agreements;

d)	silent partnerships (stille Beteiligungen) with respect to any Target Group Company;

e)

agreements relating to the acquisition, sale or encumbrance of tangible fixed assets, real property or rights similar to real property with a value exceeding USD 500,000 (in words: five hundred thousand U.S. dollars) in the individual case;

f)

loan agreements entered into by any of the Target Group Companies as borrower involving a principal amount exceeding USD 2,000,000 (in words: two million U.S. dollars), except for any intercompany financing;

g)

guarantees, bonds (Bürgschaften), notes, suretyship, security agreements or comfort letters (Patronatserklärungen) or similar enforceable contractual obligations issued by any Target Group Company with respect to any debt of any Third Party, involving a secured amount exceeding USD 500,000 (in words: five hundred thousand U.S. dollars);

h)

any agreement pursuant to which any Target Group Company grants or is granted, any license, lien, or covenant not to sue for infringement of (or over) any Intellectual Property Rights that is material to the Business;

i)

other agreements entered into by any Target Group Company relating to capital expenditures with respect to the Business involving an outstanding amount exceeding USD 500,000 (in words: five hundred thousand U.S. dollars);

j)

other agreements which have been entered into by any Target Group Company outside the ordinary course of business which trigger annual payments for the Target Group Companies exceeding USD 1,000,000 (in words: one million U.S. dollars);

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k)

agreements between any Target Group Company or any Seller Group Entity in relation to the Business and (i) any works council or similar employee representation body or (ii) any trade union or similar labor organization, in each case with respect to any Business Employees, including but not limited to social plans (each a “Collective Bargaining Agreement”).

17.2	Exhibit W 17.2 contains a correct and complete list of all Material Agreements, except for Collective Bargaining Agreements which are listed in Exhibit W 18.5.

17.3

To Seller’s Knowledge, (i) no party to a Material Agreement has terminated the relevant Material Agreement, (ii) no counterparty to a Material Agreement has given written or, to Seller’s Knowledge, oral notice to the relevant Target Group Company that it intends to terminate the relevant Material Agreement and (ii) the relevant Target Group Company is not in breach of obligations under a Material Agreement which entitles the counterparty to an extraordinary termination right.

18.	Employment Matters

18.1

Exhibit W 18.1 contains a correct and complete list, as of 18 September 2025, of all the Business Employees of NDS as of such date on an anonymous basis, including their employee ID, employing entity, functions, birth date, date of employment whether designated as exempt or non-exempt under the Fair Labor Standards Act (for U.S. employees only), and annual base salaries. To Seller’s Knowledge, no free-lancer or consultant engaged by any Target Group Company in the last three (3) years prior to the Signing Date qualifies as an employee under any applicable law.

18.2

Exhibit W 18.2 contains a correct and complete list, as of 31 January 2025, of all the Business Employees of the Target Group Companies other than NDS as of such date on an anonymous basis, including their employee ID, employing entity, functions, birth date, date of employment whether designated as exempt or non-exempt under the Fair Labor Standards Act (for U.S. employees only), and annual base salaries. Since 31 January 2025 there has not been an increase or decrease of 20% or greater to the number of Business Employees of the Target Group Companies other than NDS. To Seller’s Knowledge, no free-lancer or consultant engaged by any Target Group Company of the last three (3) years prior to the Signing Date qualifies as an employee under any applicable law.

18.3

No Key Business Employee has given written notice of termination of his/her employment or service agreement or, to Seller’s Knowledge, threatened to do so. None of the Target Group Companies has terminated the employment or service agreement of a Key Business Employee.

18.4

Neither the execution of the Agreement nor the consummation of the Transaction (either alone or together with any other event) will, under any Employee Plan or any agreement entered into with any Seller Group Entity or any Target Group Company, (i) entitle any Business Employee or other individual independent contractor engaged by the Target Group Companies to receive (x) any bonus, incentive or other similar payment from any Seller Group Entity or Target Group Company or (y) any payment or benefit which is to be borne by the Target Group Companies or otherwise has any financial impact on the Business, (ii) accelerate the time of payment or vesting

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or trigger any payment or funding of any compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Employee Plan with respect to the Business Service Provider, (iii) entitle any Business Employee to terminate his/her employment; (iv) result in any forgiveness of indebtedness to any current or former Business Service Provider that is a United States taxpayer, or (v) limit or restrict the right of the Purchaser or any Purchaser Affiliate (including, following closing, any Target Group Company) to merge, amend or terminate any Employee Plan (other than any Seller Plan).

18.5

To Seller’s Knowledge, Exhibit W 18.5 contains a correct and complete list of all Collective Bargaining Agreements. Each Target Group Company is, and has been during a period of three (3) years prior to the Signing Date, in material compliance with any such Collective Bargaining Agreement as defined in Section 17.1(k) above and there are no grievances outstanding against any Target Group Company under any such agreement.

18.6

No Target Group Company is defendant in any pending (rechtshängig) or, to Seller’s Knowledge, threatened, employment-related claim, dispute or litigation pertaining to the Business Employees or Non-Business Employees involving an amount reasonably expected to exceed USD 100,000 (in words: one hundred thousand U.S. dollars) in the individual case.

18.7

In the last three (3) years prior to the Signing Date, none of the Target Group Companies or the Business has experienced any strike or other labor interruption of more than three (3) subsequent working days and there has not been any organizational campaign or petition or, to Seller’s Knowledge, other unionization activity seeking recognition of a collective bargaining unit relating to any Business Employee.

18.8

Exhibit W 18.8 correctly sets forth a correct and complete list of all material Employee Plans, on a jurisdiction-by-jurisdiction basis and separately sets forth whether such Employee Plan is a Seller Plan. For each material Seller Plan and for any Employee Plan that is not a Seller Plan, Seller has furnished to Purchaser a copy of such plan (or a description if such plan is not written) and all amendments thereto. In addition, for any Employee Plan that is not a Seller Plan, Seller has furnished to Purchaser, as applicable: (i) all trust agreements, insurance contracts or other funding arrangements and amendments thereto; (ii) the most recent favorable determination or opinion letter as to the tax qualified nature of the applicable Employee Plan; (iii) the most recently prepared actuarial reports and financial statements; (iv) all material documents and correspondence relating thereto received from or provided to any governmental authority during the past three years; and (v) all current administrative and other service contracts and amendments thereto with third-party services providers.

18.9

All Employee Plans are, and have been during the last three (3) years prior to the Signing Date, established, amended, maintained and operated in all material respects in accordance with their terms and applicable law. No Target Group Company or, with respect to the Business Service Providers, no member of the Seller Group is in material breach of or material default under any Employee Plan. No material action, suit, investigation, audit, proceeding or claim (other than routine claims for benefits) is, and during the last three (3) years prior to the Signing Date has been, pending against or involves or, to the Seller’s Knowledge, threatened against or with respect to any Employee Plan before any arbitrator or any governmental authority.

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18.10

No Target Group Company has any material liability or obligations with respect to any Employee Plans sponsored or maintained by NORMA Michigan, Inc. (“NORMA Michigan, Inc. Plans”). All NORMA Michigan, Inc. Plans, and all assets and liabilities relating thereto, will remain with NORMA Michigan, Inc. following the Transaction.

18.11

Each Employee Plan intended to be qualified under Section 401(a) of the Code is subject to a favorable IRS determination or opinion letter upon which it can rely, or the relevant Target Group Company that has established such Employee Plan has applied (or has time remaining in which to apply) to the IRS for such a determination or opinion letter prior to the expiration of the requisite period under applicable Treasury Regulations or IRS pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination, and, to Seller’s Knowledge, no circumstances exist that would reasonably be expected to result in any such letter being revoked or not being issued or reissued or a penalty under the Closing Agreement Program if discovered during an IRS audit or investigation. Each trust created under any such US Plan is exempt from Tax under Section 501(a) of the Code and has been so exempt since its creation.

18.12

No Employee Plan is, and no Target Group Company has or would be reasonably expected to have any (including due to such Target Group Company’s status as an ERISA Affiliate) any direct or indirect liabilities that would be material to a Target Group Company in respect of, any plan that is: (i) a plan subject to Title IV of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (iii) a “multiple employer plan” within the meaning of Section 413 of the Code or (iv) a defined benefit pension plan or arrangement. For purposes of this provision, an “ERISA Affiliate” with respect to an entity means any other entity that, together with such first entity, would be treated as a single employer under Section 414 of the Code.

18.13

Each Target Group Company is, and has for the three (3)-years immediately prior to the Signing Date been, in material compliance with the Worker Adjustment and Retraining Notification Act and any comparable foreign, state or local law (“WARN”) and has no material liabilities or other obligations thereunder. Neither Seller nor any of its Affiliates has taken any action that would reasonably be expected to cause Purchaser or any Purchaser Affiliates to have any material liability or other obligation following the Closing Date under WARN.

18.14

No Target Group Company has any obligation to gross-up, indemnify or otherwise reimburse any current or former Business Employee for any Tax incurred by such Business Employee, including under Section 409A or 4999 of the Code.

18.15	Except as disclosed in Exhibit W 18.15, no Business Employees have any entitlements to any equity or equity-based awards.

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18.16

No Business Service Provider is party to any non-compete, non-solicit, confidentiality or other restrictive obligation pursuant to any Employee Plan or other plan, contract, agreement or arrangement with any Seller Group Entity that would restrict or otherwise limit such Business Service Provider’s ability to provide services to or on behalf of the Target Group Companies or the Business following the Closing.

19.	Insurance

19.1

Exhibit W 19.1 contains a correct and complete list of all insurance policies relating to the assets, business or operations of the Target Group Companies (the “Insurance Policies”), setting forth for each policy the insurer, insured party, policy number, insured risk.

19.2

To Seller’s Knowledge, and subject to Section 19 of the Agreement, all Insurance Policies are in full force and effect and no written notice of cancellation or termination of any Insurance Policy (whether as a whole or in part, including with regard to certain risks) has been issued or received by any Target Group Company. The Target Group Companies have duly paid all premiums and, to Seller’s Knowledge, are in all material respects in compliance with all other obligations under the Insurance Policies.

19.3

As of the Signing Date, no claims by any Target Group Company are pending under any of the Insurance Policies, except for matters not exceeding USD 500,000 (in words: five hundred thousand U.S. dollars) in the individual case.

20.	Products

Except as would not reasonably be expected to have a Material Adverse Effect, within the last three (3) years prior to the Signing Date (a) no Target Group Company has received any written notice, warning or determination that any of the products produced or sold by the Target Group Companies or any of its Subsidiaries in connection with the Business (i) is not, or has not been, in compliance with all applicable laws or (ii) has not conformed to any promises or affirmations of fact made on the label for such product or in connection with its sale, (b) there is no design defect with respect to any of such products and each of such products contains adequate warnings, presented in accordance with applicable law, and (c) there have been no product recalls (whether voluntary or involuntary).

21.	Litigation

There is no pending (rechtshängig) litigation (including capture actions, proceedings or judgments) before a court, an arbitral tribunal or governmental authority involving a Target Group Company as plaintiff or defendant or otherwise as a party with respect to the Business involving an amount reasonably expected to exceed USD 450,000 (in words: four hundred fifty thousand U.S. dollars) in the individual case. Within the last three (3) years, no such proceeding has been threatened in writing against Seller or any Target Group Company. The Seller Warranty pursuant to this Section 21 does not apply to employment-related disputes; with regard to employment-related disputes solely the Seller Warranty pursuant to Section 18.6 applies.

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22.	Public Permits

22.1

To Seller’s Knowledge, the Target Group Companies have been granted and hold all governmental approvals, licenses, site certificates, permits and other governmental authorizations required by applicable law and statutory regulations for their sites, buildings and operations and legally required to operate the Business (collectively, the “Material Public Permits”) except where the failure of any Target Group Company to have any such Material Public Permits would not have a Material Adverse Effect.

22.2	To Seller’s Knowledge all Material Public Permits are in full force and effect, unless such invalidity would not have a Material Adverse Effect.

22.3

Within the last two (2) years prior to the Signing Date, no Target Group Company has received any written notice from a governmental authority cancelling or revoking a Material Public Permit, and, to Seller’s Knowledge, there are no circumstances which would reasonably be expected to result in a cancellation or revocation of a Material Public Permit, in each case unless such cancellation or revocation would not have a Material Adverse Effect.

22.4

The Companies are qualified or otherwise authorized to do business under the laws of every jurisdiction in which such qualification or authorization is necessary under applicable law and have all necessary organizational power and authority to carry on the Business as presently conducted, except as would not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

23.	Compliance

23.1

To Seller’s Knowledge, the Target Group Companies have conducted their respective business in compliance in all material respects with applicable laws (including anti-bribery, anti-money laundering, trade controls, import and customs compliance, and sanctions and anti-corruption laws within the last three (3) years prior to the Signing Date.

23.2

To Seller’s Knowledge, the Target Group Companies have, within the last three (3) years prior to the Signing Date, conducted their respective business in all material respects in compliance with mandatory laws applicable in the jurisdictions in which the relevant Target Group Company is conducting its business, except for any non-compliance that would not reasonably be expected to have a Material Adverse Effect.

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23.3

None of the Target Group Companies nor, to Seller’s Knowledge, any of the officers, directors, managers, or employees of any Target Group Company, in each case, in their capacities as such acting on behalf of such Target Group Company (i) is, or is directly or indirectly owned or controlled by, a person with whom transactions are prohibited or limited under any applicable laws relating to economic sanctions or export controls, including those administered by the U.S. government (including the Department of the Treasury’s Office of Foreign Assets Control, the Department of State or the Department of Commerce), the United Nations Security Council or the European Union (“Sanctions”), (ii) has, in the past three (3) years, knowingly engaged in any transactions with any person that, at the time of the transaction, is or was the subject or target of Sanctions or located, organized or resident in a country or territory that is or was the subject of comprehensive country- or territory-wide Sanctions (as of the date of this Agreement, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Russia, Cuba, Iran, North Korea or Syria), or (iii) has violated applicable Sanctions in the past three (3) years, provided that this paragraph (i) through (iii) shall not apply if and to the extent that it is or would in the individual case be unenforceable by reason of breach of any provision of the Council Regulation (EC) No 2271/96 of 22 November 1996 as amended, Section 7 of the German Foreign Trade and Payments Ordinance (Außenwirtschaftsverordnung), any law or regulation implementing such regulations in any member state of the European Union, or any similar blocking or anti-boycott law. No actions, proceedings or investigations of a competent governmental authority involving any Target Group Company with respect to Sanctions is pending or, to the Seller’s Knowledge, threatened in writing.

23.4

To Seller’s Knowledge, no Target Group Company has received, within the last three (3) years prior to the Signing Date, any written notice or order from any governmental authority alleging that the operation of the Business by the relevant Target Group Company was materially not in compliance with mandatory laws.

24.	Environmental

24.1

The Target Group Companies have conducted the Business in the last three (3) years prior to the Signing Date in compliance with all applicable Environmental Laws, except for any non-compliance that would not be reasonably expected to have a Material Adverse Effect.

24.2

In the last three (3) years prior to the Signing Date, no Target Group Company (i) has received any written order or notice or has been subject to any proceedings or investigations of a competent governmental authority alleging any material violation of, or material liability under, applicable Environmental Laws or (ii) has received any written notice from a competent governmental authority requiring an investigation, remediation, or protective containment measures under Environmental Law, in each case, regarding contamination or pollution with Dangerous Substances caused by the operation of the Business on any Owned Properties or any Leased Properties in such (3) year period prior to the Signing Date.

24.3

In the last three (3) years prior to the Signing Date, to Seller’s Knowledge, there have been no incidents such as spills, explosions or fires on any Owned Property or any Leased Property in such three (3) year period prior to the Signing Date that resulted in a contamination or pollution of such Owned Property or Leased Property with Dangerous Substances.

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24.4

“Environmental Laws” means all statutes, applicable laws and regulations, code, order, ordinance, directive, decree, permit, regulatory approval, binding technical standard, or rule concerning the protection of human health, safety or the Environment or the generation, transportation, storage, treatment or disposal of a Dangerous Substance and capable of enforcement by legal process in any jurisdiction. “Environment” means all or any of the following: air (including the air in buildings), water (including water bodies, groundwater, water under or within land or in drains or in sewers or wells), soil, soil gas, land, biota, buildings and installations or other man-made structures. “Dangerous Substance” means any substance capable (alone or in combination) of causing harm to humans or any other living organism, or damaging the Environment or public health or welfare, including but not limited to hazardous or toxic waste, polluting, toxic or dangerous substances, radiation, noise, vibration, electricity and heat.

25.	Public Subsidies

25.1

Exhibit W 25.1 contains a correct and complete list of all public subsidies, allowances, grants and any other state aid (excluding Tax benefits of any kind) exceeding an amount of USD 150,000 (in words: one hundred fifty thousand U.S. dollars) in the individual case that have been granted to a Target Group Company or a Subsidiary by governmental or supranational authorities during the last two (2) years prior to the Signing Date (the “Public Subsidies”) other than Public Subsidies that have not been material to the Business.

25.2

To Seller’s Knowledge, within the last two (2) years prior to the Signing Date, no Target Group Company has received any written notice from a governmental authority that has cancelled or revoked any Public Subsidies, or threatened to do so, where such cancellation or revocation has caused or would cause payment obligations or damages of a Target Group Company in excess of USD 250,000 (in words: two hundred fifty thousand U.S. dollars) in the individual case. To Seller’s Knowledge, each Target Group Company that has received a Public Subsidy has complied with the terms and conditions of such Public Subsidy in all material respects.

26.	Related Party Transactions

Except for the Continued Intragroup Contracts and the Discontinued Intragroup Contracts, there are no agreements or arrangements between, on the one hand, the Target Group Companies and, on the other hand, the Seller, any of its Affiliates or, to Seller’s Knowledge, any of their current or former managing directors, board members or officers.

27.	No Brokerage Fees

Seller does not have any obligation or liability to pay any fees or commissions to any broker, finder or agent with respect to the Transaction for which any of the Target Group Companies could become wholly or partly liable.

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28.	Taxes

To Seller’s Knowledge:

28.1

The Target Group Companies have prepared diligently and in good faith within the meaning of Sec. 150 para. 2 of the German General Tax Code (Abgabenordnung) and filed all Tax Returns (Steuererklärungen) required to be filed with the competent Taxing Authority when due (taking relevant extensions of filing deadlines into account).

28.2

The Target Group Companies have paid all Taxes when due and have timely made all withholdings and deductions when due (fällig). All material deficiencies asserted or assessments made as a result of any examination of Tax Returns of any Target Group Company have been paid.

28.3

The Target Group Companies are not involved in any extraordinary Tax audit or investigation, material Tax dispute or other material Tax proceeding that is pending in respect of the Target Group Companies, and no Target Group Company has been notified in writing by any Taxing Authority that such Taxing Authority intends to commence any such proceeding.

28.4

Neither Seller nor any of the Target Group Companies have made any requests for rulings or for determinations with respect to any amount of Taxes of any Target Group Company that are currently pending before a Taxing Authority.

28.5

No Target Group Company has obtained any Tax ruling or any requested determinations with respect to any amount of Taxes from any Taxing Authority which will be relevant to a Target Group Company after the Closing Date. No Target Group Company is a party to, or is otherwise bound by, any Tax Sharing Agreement.

28.6

No Target Group Company is subject to any holding or blocking periods (Halte- oder Sperrfristen) that are still applicable after the Closing Date. No Target Group Company has in force or is subject to a request by any Taxing Authorities in writing to grant any waiver of any statute of limitations in respect of Taxes or any extension of time with respect to a Tax assessment or deficiency (other than an extension of time to file a Tax Return granted in the ordinary course of business and for no more than six (6) months).

28.7

Within the last six (6) years, no Target Group Company has been resident for Tax purposes outside the jurisdiction in which it has its registered offices and has not carried out an activity that would have resulted in it having a permanent establishment (Betriebsstätte) – in the meaning of the respective Tax law or applicable double taxation treaties – outside the jurisdiction in which it has its registered offices. Within the last six (6) years, no claim has been made by any Taxing Authority in any jurisdiction in which a Target Group Company does not file a particular type of Tax Returns or pay a particular type of Tax that such Target Group Company is or may be required to file such type of Tax Return or pay such Tax in that jurisdiction.

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28.8

Other than with respect to a Tax Return for which the statute of limitations has expired, no Target Group Company (A) except for NDS has been a member of an affiliated group filing a consolidated federal income Tax Return or another affiliated, consolidated, combined, unitary or similar group, or (B) has any liability for the Taxes of any person (other than any of the Target Group Companies or members of a Combined Group) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Tax law), as a transferee or successor or by contract (other than any commercial agreement concluded in the ordinary course of business the primary purpose of which is not Taxes) .

28.9

No Target Group Company has participated or engaged in any transaction that constitutes a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or similar provision of US state or local law) during any tax period for which the statute of limitations remains open.

28.10	Each Target Group Company is in material compliance with US escheat and unclaimed property laws.

28.11

Within the past two (2) years, no Target Group Company has distributed stock of another person, and has not had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

28.12	NDS is, and will be through the Closing Date, a member of the consolidated group of which NORMA Pennsylvania, Inc. is the common parent.

* * * * *

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